9

07024604

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Mitsui Financial

*CURRENT ADDRESS

PROCESSED
JUN 2 1 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04395 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/20/07

SMFG

May 21, 2007

FASF MEMBERSHIP

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Financial Results for the Fiscal Year ended March 31, 2007

File No. 82-4395
Exhibit A1(a)
(English Translation)

ARLS
3-31-07

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Ordinary General Meeting of Shareholders: June 28, 2007
Date of Payment of Year-End Dividends: June 28, 2007

(Note) Amounts less than one million yen have been omitted.

1. Consolidated Financial Results (for the fiscal year ended March 31, 2007)

(1) Operating Results (Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income	
Fiscal Year						
ended March 31, 2007	¥3,901,259	5.3 %	¥ 798,610	(17.1) %	¥ 441,351	(35.7) %
ended March 31, 2006	3,705,136	3.5	963,554	-	686,841	-

	Net Income per Share	Net Income per Share (Diluted)	Return on Net Assets	Ordinary Profit on Total Assets	Ordinary Profit on Ordinary Income
Fiscal Year					
ended March 31, 2007	¥ 57,085.83	¥ 51,494.17	13.1 %	0.8 %	20.5 %
ended March 31, 2006	94,733.62	75,642.94	33.2	0.9	26.0

(Notes)
1. Equity in earnings (losses) of affiliates
(a) for the fiscal year ended March 31, 2007: ¥ (104,170) million (b) for the fiscal year ended March 31, 2006: ¥31,887 million
2. Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
March 31, 2007	¥100,858,309	¥5,331,279	3.9 %	¥469,228.59	(Preliminary) 11.28 %
March 31, 2006	107,010,575	4,454,399	4.2	400,168.90	12.39

(Notes)
1. Stockholders' equity
(a) as of March 31, 2007: ¥ 3,922,986 million (b) as of March 31, 2006: ¥ – million
2. Net assets ratio = {(Net assets as of year-end – Stock acquisition rights as of year-end – Minority interests as of year-end) / Total assets as of year-end} X 100
3. Capital ratio as of March 31, 2007 is calculated under Basel II. Capital ratio as of March 31, 2006 was calculated under the former method.

(3) Cash Flows (Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year				
ended March 31, 2007	¥ (6,760,740)	¥ 4,769,454	¥ (1,244,945)	¥ 1,927,024
ended March 31, 2006	2,208,354	(662,482)	679,464	5,159,822

2. Dividends on Common Stock (Millions of yen, except per share data and percentages)

	Dividends per Share			Total Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Net Assets
	Interim	Year-End	Annual			
Fiscal Year						
ended March 31, 2006	¥ –	¥ 3,000	¥ 3,000	¥ 22,253	3.4 %	1.1 %
ended March 31, 2007	–	7,000	7,000	53,660	12.5	1.6
ending March 31, 2008 (Forecast)	5,000	5,000	10,000	76,657	14.5	

(Notes)
1. Dividend Payout Ratio and Ratio of Dividends to Net Assets are reported on a consolidated basis.
2. Dividends on unlisted preferred stock are reported on page 3.

3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2008)

(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income		Net Income per Share
Six Months ending September 30, 2007	¥ 1,950,000	6.8%	¥ 400,000	12.0%	¥ 220,000	(9.7)%	¥ 28,224.73
Fiscal Year ending March 31, 2008	4,100,000	5.1	980,000	22.7	540,000	22.4	69,668.19

(Note)
Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.

4. Other Information

(1) There was a change in significant consolidated subsidiary in the fiscal year

Newly consolidated : 2 companies (SMFG Preferred Capital USD 1 Limited and one other company)

Excluded : None

(Note) The details are reported on page 6, "Overview of SMFG Group."

(2) Change in significant accounting principles, policies and presentation

(a) There was a change due to revision of accounting standards.

(b) There was a change due to other reason.

(Note) The details are reported in Notes to Consolidated Balance Sheet (notes 12 and 34 to 38) on page 14 and 17 and Notes to Consolidated Statement of Cash Flows (note 4) on page 24.

(3) Number of common stocks issued

(a) Number of shares issued (including treasury shares)

(i) as of March 31, 2007: 7,733,653 shares (ii) as of March 31, 2006: 7,424,172 shares

(b) Number of treasury shares

(i) as of March 31, 2007: 168,630 shares (ii) as of March 31, 2006: 6,307 shares

(Note) Number of shares used in calculating "Net income per share" (on a consolidated basis) is reported on page 36.

[Reference] Parent Company Only Financial Information on a Nonconsolidated Basis

1. Nonconsolidated Financial Results (for the fiscal year ended March 31, 2007)

(1) Operating Results (Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit		Net Income	
Fiscal Year								
ended March 31, 2007	¥ 376,479	578.6 %	¥ 372,838	613.1 %	¥ 364,477	655.2 %	¥ 363,535	395.2 %
ended March 31, 2006	55,482	(78.6)	52,285	(79.6)	48,264	(81.0)	73,408	(70.9)

	Net Income per Share	Net Income per Share (Diluted)
Fiscal Year		
ended March 31, 2007	¥ 46,326.41	¥ 41,973.46
ended March 31, 2006	6,836.35	6,737.46

(Note) Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share
March 31, 2007	¥ 3,959,444	¥ 2,997,898	75.7 %	¥ 342,382.75
March 31, 2006	4,166,332	3,935,426	94.5	330,206.27

(Note) Stockholders' equity

(a) as of March 31, 2007: ¥2,997,898 million (b) as of March 31, 2006: ¥ – million

2. Earnings Forecast on a Nonconsolidated Basis (for the fiscal year ending March 31, 2008)

(Millions of yen, except per share data and percentages)

	Operating Income		Operating Profit		Ordinary Profit	
Six months ending September 30, 2007	¥ 24,000	(92.5)%	¥ 22,000	(93.1)%	¥ 17,000	(94.7)%
Fiscal year ending March 31, 2008	105,000	(72.1)	100,000	(73.2)	90,000	(75.3)

	Net Income		Net Income per Share
Six months ending September 30, 2007	¥ 14,000	(95.6)%	¥ 981.07
Fiscal year ending March 31, 2008	85,000	(76.6)	9,397.77

(Note) Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the results of the previous fiscal year.

Dividends on Preferred Stock

(Millions of yen, except per share data)

Type	Record Date	Cash Dividends per Share			Aggregate Amount of Dividends
		Interim Term-end	Year-end	Annual	
Preferred stock (type 1)	Fiscal year ended March 31, 2006	¥ –	¥ 10,500	¥ 10,500	¥ 367
	Fiscal year ended March 31, 2007	–	–	–	–
	Fiscal year ended March 31, 2008 (forecast)	–	–	–	–
Preferred stock (type 2)	Fiscal year ended March 31, 2006	–	28,500	28,500	2,850
	Fiscal year ended March 31, 2007	–	–	–	–
	Fiscal year ended March 31, 2008 (forecast)	–	–	–	–
Preferred stock (type 3)	Fiscal year ended March 31, 2006	–	13,700	13,700	9,521
	Fiscal year ended March 31, 2007	–	–	–	–
	Fiscal year ended March 31, 2008 (forecast)	–	–	–	–
Preferred stock (1st to 12th series type 4)	Fiscal year ended March 31, 2006	–	135,000	135,000	6,763
	Fiscal year ended March 31, 2007	–	135,000	135,000	6,763
	Fiscal year ended March 31, 2008 (forecast)	67,500	67,500	135,000	6,763
Preferred stock (1st series type 6)	Fiscal year ended March 31, 2006	–	88,500	88,500	6,195
	Fiscal year ended March 31, 2007	–	88,500	88,500	6,195
	Fiscal year ended March 31, 2008 (forecast)	44,250	44,250	88,500	6,195

Calculation for Indices

- Return on Net Assets:

$$\frac{\text{Net income} - \text{Dividends on preferred stock}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks issued at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks issued at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Dividend Payout Ratio:

$$\frac{\text{Dividends on common stock}}{\text{Net income} - \text{Dividends on preferred stock}} \times 100$$

- Ratio of Dividends to Net Assets:

$$\frac{\text{Dividends on common stock}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks issued at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks issued at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks issued at year-end (excluding treasury stock)}}$$

I. Operating and Financial Review

1. Consolidated Operating Results for the Fiscal Year Ended March 31, 2007

(1) Operating Results

In fiscal 2006 ended March 31, 2007, SMFG endeavored to "establish a solid platform for supporting business growth," establish an earnings structure of high quality and further strengthen its financial base.

Ordinary income increased 5.3% to ¥3,901.2 billion mainly due to an increase in interest income. This was attributable mainly to increases in interest on loans and discounts, due to higher loan balance and interest rates, and dividend income from holding equities. However, this was partially offset by a decrease in other income, mainly due to lower gains on sale of stocks, and equity in losses of equity method affiliates.

Ordinary expenses increased 13.2% to ¥3,102.6 billion mainly due to increases in interest expenses, such as interest on deposits, and other operating expenses, including bond related losses. However, other expenses decreased because of a substantial decrease in credit costs.

As a result, Ordinary profit amounted to ¥798.6 billion. Net income, after adjusting ordinary profit by extraordinary gains or losses such as gains on return of employee retirement benefits trust and losses on impairment of fixed assets, was ¥441.3 billion.

(2) Segment Information

The breakdown of Total assets and Ordinary income before elimination of internal transactions is as follows:

By business

Ordinary income		
Banking business	65%	(up 1 point from the previous fiscal year)
Leasing business	19%	(down 0 point)
Other business	16%	(down 1 point)
Total assets		
Banking business	93%	(down 0 point from the previous fiscal year-end)
Leasing business	2%	(up 0 point)
Other business	5%	(down 0 point)

By Region

Ordinary income		
Japan	81%	(down 5 points from the previous fiscal year)
The Americas	7%	(up 1 point)
Europe and Middle East	5%	(up 2 points)
Asia and Oceania	7%	(up 2 points)
Total assets		
Japan	87%	(down 2 points from the previous fiscal year-end)
The Americas	6%	(up 1 point)
Europe and Middle East	3%	(up 0 point)
Asia and Oceania	4%	(up 1 point)

(3) Earnings Forecast

Fiscal 2007 is the first year of the new medium-term management plan, "LEAD THE VALUE" Plan*. SMFG intends to improve its corporate value through sustainable growth and realize a solid financial base as a global player.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to ¥4,100 billion, ¥980 billion, and ¥540 billion, respectively.

On a non-consolidated basis, Operating income, Operating profit, Ordinary profit and Net income are expected to amount to ¥105 billion, ¥100 billion, ¥90 billion, and ¥85 billion, respectively.

* "LEAD THE VALUE" Plan* is described in "III. Principles and Management, 3. Medium- to Long-term Management Strategy."

2. Consolidated Financial Position as of March 31, 2007

(1) Assets and Liabilities

Deposits amounted to ¥72,156.2 billion, an increase of ¥1,322.0 billion from the previous fiscal year-end and Negotiable certificates of deposit amounted to ¥2,589.2 billion, a decrease of ¥119.4 billion.

Loans and bills discounted amounted to ¥58,689.3 billion, an increase of ¥1,422.1 billion, mainly due to an increase in overseas lending to companies with high credit ratings and overseas project finance.

Total assets amounted to ¥100,858.3 billion, a decrease of ¥6,152.2 billion.

(2) Net Assets

Net Assets amounted to ¥5,331.2 billion, ¥2,741.6 billion of which was stockholders' equity as a result of recording net income, partially offset by acquiring and retiring treasury shares related to repayment of public fund.

(3) Cash Flows

SMFG used ¥6,760.7 billion of "Cash flows from operating activities," generated ¥4,769.4 billion of "Cash flows from investing activities," and used ¥1,244.9 billion of "Cash flows from financing activities."

Consequently, Cash and cash equivalents amounted to ¥1,927.0 billion, a decrease of ¥3,232.7 billion.

(4) Capital Ratio (preliminary)

Capital ratio was 11.28% on a consolidated basis.

3. Dividend Policy and Dividends for the Fiscal Years Ended March 31, 2007 and 2008

SMFG subscribes to a fundamental policy of increasing dividends stably and continuously through a sustainable growth of corporate value while enhancing its Group's capital to maintain sound financial position.

From viewpoint of returning profits to shareholders, SMFG has decided to pay dividends per share for the fiscal year ended March 31, 2007 as follows:

Common stock	¥7,000	(year-on-year increase by ¥4,000)
Preferred stock (1st to 12th series type 4)	¥135,000	
Preferred stock (1st series type 6)	¥ 88,500	

(*) Interim dividends were not paid in the fiscal year ended March 31, 2007.

SMFG has launched a new medium-term management plan, "LEAD THE VALUE" Plan. It is aiming for a payout ratio of over 20% on a consolidated net income basis in the fiscal year ending March 31, 2010, and will increase return to shareholders in step with the progress made in achieving the goals of the plan. Dividends on common stock for the fiscal year ending March 31, 2008 are expected to be as follows. Dividends on preferred stocks will be paid as prescribed.

Common stock	¥10,000 per share	(year-on-year increase by ¥3,000)
[interim dividends]	[5,000]	
Preferred stock (1st to 12th series type 4)	¥135,000 per share	
[interim dividends]	[67,500]	
Preferred stock (1st series type 6)	¥ 88,500 per share	
[interim dividends]	[44,250]	

II. Overview of SMFG Group

SMFG group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital. SMFG has 181 consolidated subsidiaries and 62 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking business

Principal subsidiaries

Domestic

- * Sumitomo Mitsui Banking Corporation
- * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
- * Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
- * The Japan Net Bank, Limited (Internet banking)
- * SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas

- * Sumitomo Mitsui Banking Corporation Europe Limited
- * Manufacturers Bank
- * Sumitomo Mitsui Banking Corporation of Canada
- * Banco Sumitomo Mitsui Brasileiro S.A.
- * PT Bank Sumitomo Mitsui Indonesia

Leasing business

Principal subsidiaries

Domestic

- * SMBC Leasing Company, Limited
- * SMBC Auto Leasing Company, Limited

Overseas

- * SMBC Leasing and Finance, Inc.

Other business

Principal subsidiaries and affiliated companies

Domestic

- * Sumitomo Mitsui Card Company, Limited (Credit card services)
- * SAKURA CARD CO., Ltd. (Credit card services)
- * SMBC Consulting Co., Ltd. (Management consulting and information services)
- * SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
- * Financial Link Company, Limited (Data processing service and consulting)
- * SMBC Friend Securities Co., Ltd. (Securities)
- * The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)
- * JRI Solutions Ltd. (System development and data processing)
- * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
- * Sakura Information Systems Co., Ltd. (System engineering and data processing)
- * SMFG Corporate Recovery Servicer Co., Ltd. (Consulting on corporate recovery and servicer)
- ** Promise Co., Ltd. (consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
- ** At-Loan Co., Ltd. (Consumer loans)
- ** QUOQ Inc. (Shopping credit and credit card business)
- ** Daiwa Securities SMBC Co. Ltd. (Securities and derivatives)
- ** NIF SMBC Ventures Co., Ltd. (Venture capital) (Listed on the JASDAQ Securities Exchange)
- ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
- ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
- ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)

Overseas

- * SMBC Capital Markets, Inc. (Derivatives and investments)
- * SMBC Capital Markets Limited (Derivatives)
- * SMBC Securities, Inc. (Securities)
- * Sumitomo Mitsui Finance Australia Limited (Investments)

(Note) (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

The details of changes in specific subsidiaries in the fiscal year are as follows:

Name	Address	Capital (in thousand)	Business	Percentage of SMFG's Voting Rights (*)
SMFG Preferred Capital USD 1 Limited	George Town, Grand Cayman, Cayman Islands	$1,650,350	Other business (Finance)	100%
SMBC Preferred Capital USD 1 Limited	George Town, Grand Cayman, Cayman Islands	$1,664,000	Other business (Finance)	100% (100%)

(*) The figure in parenthesis indicates a voting right held indirectly via subsidiary.

III. Principles and Management

1. Management Policy

SMFG's group-wide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG and the group companies will put their collective energy into becoming "a globally competitive financial services group with the highest trust".

2. Management Indices to be Achieved

SMFG has established a medium-term management plan, "LEAD THE VALUE" Plan, spanning the three years from fiscal 2007 and has set the following four management indices as the financial targets to be achieved in fiscal 2009, the final year of the plan.

- Consolidated net income	¥650 billion
- Consolidated Tier I ratio	Approximately 8%
- Consolidated net income RORA *	Approximately 1%
- Overhead Ratio (SMBC non-consolidated basis)	40 - 45%

* Return on Risk-adjusted Assets

In addition, in order to increase return to shareholders, SMFG is aiming for a payout ratio of over 20% on a consolidated net income basis in fiscal 2009. During the period of the plan, SMFG expects ROE to be 10 - 15% on a consolidated net income basis.

3. Medium- to Long-term Management Strategy

SMFG has launched a new medium-term management plan, "LEAD THE VALUE" Plan, for the coming three years from fiscal 2007 to 2009 given the completion of repayment of public funds last October and in response to the greatly changed business environment, including the economic situation and competitive environment.

In the plan, the basic policy of SMFG is to aim for "a globally competitive financial services group with the highest trust" by maximizing its strengths – "Spirit of Innovation," "Speed" and "Solution & Execution." Under this basic policy, SMFG has set the following three goals.

1. Aim for top quality in growth business areas
2. Realize solid financial base as a global player
3. Increase return to shareholders.

Under the plan, SMFG will implement strategic initiatives centered on "strengthening targeted growth business areas" and "fortifying platform for supporting sustainable growth."

(1) Strengthen targeted growth business areas

SMFG will focus on business areas with high growth potential and achieve top quality in such areas by creating added values that exceed customers' expectations, thereby realizing sustainable growth. SMFG will especially strengthen the following seven growth areas.

A) Financial consulting for individuals
B) Solution providing for corporations
C) Focused business areas in global markets
D) Payment & settlement services, consumer finance
E) Investment banking and trust business
F) Proprietary investment
G) Credit derivative trading & distribution

(2) Fortify platform for supporting sustainable growth

SMFG will maximize its ability to provide added value by (a) implementing an internal business performance evaluation system centered on medium-term targets and strategic measures, (b) establishing a framework for developing highly qualified professionals capable of challenging and achieving top quality in growth business areas, (c) reinforcing IT and operational infrastructure to support SMFG's business in a flexible manner, (d) strengthening compliance, and (e) improving ALM and risk management system.

SMFG and the group companies will make every effort to achieve the goals of the plan in order to realize sustainable growth and higher corporate value.

4. Issues to be Addressed

Having designated fiscal 2007 as "the first step towards accomplishing the new medium-term management plan," SMFG will strengthen targeted growth business areas and fortify the platform for supporting sustainable growth on a group basis.

(1) Strengthen targeted growth business areas

First, SMFG will strengthen "seven growth areas" targeted in the plan.

- "Financial consulting for individuals," "Payment & settlement services, consumer finance"

In consumer business, financial consulting will be upgraded further. SMFG will develop and provide new products, such as "SMBC Fund Wrap," launched in January of this year, provided through the collaboration between Sumitomo Mitsui Banking Corporation (SMBC) and SMBC Friend Securities, which meet the diversifying needs of our customers and changing business environment including deregulation. Also, SMFG will expand its channel network and increase the number of financial consultants. Through these initiatives, SMFG aims to establish a business model for offering "one stop shopping" of various financial products and services including investment trusts, insurance products and securities.

Also, payment and settlement services utilizing credit cards and electronic money will be expanded. Specifically, SMFG will promote "SMBC First Pack," a set of packaged services of deposit, Internet banking and credit card, which was launched in March of this year. Another example is "Mitsui Sumitomo Card iD," a collaborative service provided by Sumitomo Mitsui Card and NTT DoCoMo. In addition, in consumer finance, the collaboration with Promise will be further promoted through measures such as increasing the number of loan contract machines. This April, SMFG, SMBC, Sumitomo Mitsui Card and QUOQ reached an agreement with Central Finance and Mitsui & Co. to establish a comprehensive capital and business alliance in consumer finance. The alliance partners aim to provide quality products and services that meet customer needs exactly. To this end, they will leverage this comprehensive partnership, utilize each other's special features, know-how and experience, brands, customer base, etc., which they have developed separately in their respective businesses of "consumer installment credit," "credit card," "banking" and "trade."

- "Solution providing for corporations," "Investment banking and trust business"

In corporate business, solution providing will be expanded further. Specifically, SMFG will strengthen coverage in business areas where needs of individual customers and corporate customers co-exist, such as business succession consulting and private banking, through a Private Advisory Department which was newly established within SMBC this April. Also, its capability to nurture growth companies will be enhanced through a newly established Merchant Banking Department. In addition, investment banking, which provides various financing techniques, such as syndicated loan and structured finance, and financial solutions for solving clients' managerial issues, such as business expansion and reorganization through M&A, will be strengthened further through various initiatives by the Corporate Advisory Division within SMBC and the collaboration between SMBC and Daiwa Securities SMBC. Moreover, SMFG will further promote group-wide solution providing: SMBC Leasing in various types of leasing, and Japan Research Institute in core systems development and IT consulting. In October of this year, SMBC Leasing and SMBC Auto Leasing are scheduled to merge with Sumisho Lease and Sumisho Auto Lease, respectively, under an agreement between SMFG and the Sumitomo Corporation group to pursue strategic joint businesses in leasing and auto leasing. By leveraging the know-how of both parties, value-added products and services will be provided to their customers.

- "Focused business areas in global markets"

In global markets, at the same time SMFG will provide various services responding to globalization of corporate customers, it will further strengthen initiatives in (a) specific growth industries in which fund raising and business consolidation needs are expected to expand globally, (b) Asia, a region which continues to demonstrate a remarkable economic growth, and (c) specific products and services with global competitive advantages, such as project finance and ship finance, by further expanding business franchises and establishing a global business promotion system.

- "Proprietary investment," "Credit derivative trading & distribution"

In addition, SMFG will strengthen proprietary investments in mezzanine, equity, fund and so on. Also, credit derivative trading and distribution will be reinforced by improving its capability to structure risks on SMBC's balance sheet and distributing such risks to investors.

(2) Fortify platform for supporting sustainable growth

Second, SMFG will fortify its platform for supporting sustainable growth.

Specifically, SMFG will take initiatives such as (a) business administration based on internal business performance evaluation system centered on medium-term targets, (b) establishment of a framework for securing and developing professionals in various business areas, (c) reinforcement of IT and operational infrastructure, and (d) further fortification of risk management and compliance. Especially, SMFG will further strengthen compliance to establish a more solid organization both in Japan and overseas. As a part of this, SMFG will take initiatives responding to enforcement of the Financial Instruments and Exchange Law in Japan, and complying with anti-money laundering.

With the aim of increasing return to shareholders, SMFG forecasts dividend per common share of ¥10,000 for fiscal 2007, which is a ¥3,000 increase compared with fiscal 2006. SMFG will continue to actively examine measures to strengthen shareholder return.

In fiscal 2007, through such initiatives, SMFG aims to take a solid first step towards accomplishing the medium-term management plan, and further improve the overall evaluation of SMFG by its customers, shareholders, markets and society.

IV. Consolidated Financial Statements

Significant Accounting Policies for Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries 181 companies

Principal companies:

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year ended March 31, 2007 are as follows:

Forty-two companies including JRI Solutions Ltd. were newly consolidated due to establishment and other reason.

Four companies including SUMIGIN GUARANTEE COMPANY, LIMITED were excluded from the scope of consolidation because they were no longer subsidiaries due to merger and other reason. Also, nineteen companies including SMLC MAHOGANY CO., LTD. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and twenty-four subsidiaries including S.B.L. Jupiter Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of consolidation.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method 3 companies

Principal company:

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 59 companies

Principal companies:

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
NIF SMBC Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

Changes in affiliates accounted for by the equity method in the fiscal year are as follows:

Four companies including NIFSMBC-V2006S1 Investment Enterprise Partnership newly became affiliated companies accounted for by the equity method due to establishment and other reason.

Five companies including SMFC Holdings (Cayman) Limited were excluded from the scope of affiliated companies accounted for by the equity method because they were no longer affiliated companies due to liquidation and other reason.

(3) Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method

One hundred and twenty-four subsidiaries including S.B.L. Jupiter Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulations.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are so immaterial that they do not hinder a rational judgment of SMFG's financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1) The balance sheet dates of the consolidated subsidiaries are as follows:

June 30	2	companies
July 31	1	company
September 30	7	companies
October 31	2	companies
November 30	2	companies
December 31	70	companies
January 31	1	company
February 28	3	companies
March 31	93	companies

A consolidated overseas subsidiary changed its balance sheet date from December 31 to March 31 from this fiscal year. Therefore, SMFG's consolidated financial statements include the subsidiary's earnings for the 15 month period from January 1, 2006 to March 31, 2007. However, this change had no material impact on the consolidated financial statements.

(2) The subsidiaries whose balance sheet dates are June 30, September 30 and November 30 are consolidated after the accounts were provisionally closed as of March 31 for the purpose of consolidation. In case of the subsidiaries whose balance sheet dates are July 31, they are consolidated after the accounts were provisionally closed as of January 31. As for the subsidiaries whose balance sheet dates are October 31, their financial statements are consolidated based on the provisional financial statements closed as of January 31 and March 31, respectively. The other companies are consolidated on the basis of their respective balance sheet dates.

Appropriate adjustments are made for material transactions during the periods from their respective balance sheet dates to the consolidated balance sheet date.

4. Accounting policies

Please refer to the "Notes to Consolidated Balance Sheet" and "Notes to Consolidated Statement of Income."

5. Valuation of consolidated subsidiaries' assets and liabilities

Assets and liabilities of consolidated subsidiaries including the portion attributable to minority shareholders are valuated for consolidation at fair value when SMFG acquires their control.

6. Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd. and SMBC Leasing Company, Limited is amortized using the straight-line method over 20 years and 5 years, respectively. Goodwill on other companies is charged or credited to income directly when incurred.

7. Scope of "Cash and cash equivalents" on Consolidated Statement of Cash Flows

Please refer to the "Notes to Consolidated Statement of Cash Flows."

Consolidated Balance Sheet

March 31, 2007	(Millions of yen)
Assets:	
Cash and due from banks	4,036,856
Call loans and bills bought	1,107,078
Receivables under resale agreements	76,551
Receivables under securities borrowing transactions	2,276,894
Commercial paper and other debt purchased	963,916
Trading assets	3,277,885
Money held in trust	2,924
Securities	20,537,500
Loans and bills discounted	58,689,322
Foreign exchanges	881,436
Other assets	3,349,949
Tangible fixed assets	817,567
Buildings	226,593
Land	476,059
Construction in progress	703
Other tangible fixed assets	114,211
Intangible fixed assets	234,896
Software	123,151
Goodwill	100,850
Other intangible fixed assets	10,894
Lease assets	1,001,346
Deferred tax assets	887,224
Customers' liabilities for acceptances and guarantees	3,606,050
Reserve for possible loan losses	(889,093)
Total assets	**100,858,309**
Liabilities:	
Deposits	72,156,224
Negotiable certificates of deposit	2,589,217
Call money and bills sold	2,286,698
Payables under repurchase agreements	140,654
Payables under securities lending transactions	1,516,342
Trading liabilities	1,942,973
Borrowed money	3,214,137
Foreign exchanges	323,890
Short-term bonds	439,600
Bonds	4,093,525
Due to trust account	65,062
Other liabilities	2,981,714
Reserve for employee bonuses	27,513
Reserve for employee retirement benefits	34,424
Reserve for executive retirement benefits	7,371
Other reserves	1,137
Deferred tax liabilities	50,953
Deferred tax liabilities for land revaluation	49,536
Acceptances and guarantees	3,606,050
Total liabilities	95,527,029
Net assets:	
Capital stock	1,420,877
Capital surplus	57,773
Retained earnings	1,386,436
Treasury stock	(123,454)
Total stockholders' equity	2,741,632
Net unrealized gains on other securities	1,262,135
Net deferred losses on hedges	(87,729)
Land revaluation excess	37,605
Foreign currency translation adjustments	(30,656)
Total valuation and translation adjustments	**1,181,353**
Stock acquisition rights	14
Minority interests	1,408,279
Total net assets	**5,331,279**
Total liabilities and net assets	**100,858,309**

Notes to Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a trade date basis.
Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

3. Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.
Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets," after deducting the amount that is reflected in the fiscal year's earnings by applying fair value hedge accounting.

4. Securities included in money held in trust are carried in the same method as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Tangible fixed assets owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation (SMBC) are depreciated using the straight-line method. Equipments are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:
Buildings: 7 to 50 years
Equipment: 2 to 20 years
Other consolidated subsidiaries depreciate tangible fixed assets and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically five years).

8. Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.
For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.
For other claims, a reserve is provided based on the historical loan-loss ratio.
For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was ¥490,123 million.

10. Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

11. Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

12. Reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

Retirement benefits to directors, corporate auditors and other executive officers were formerly expensed when they were paid. However, "Treatment for Auditing of Reserve under Special Taxation Measures Law and Reserve under Special Laws" (JICPA Audit Committee Report No.42, issued on September 21, 1982) was revised and "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) was announced on April 13, 2007. In accordance with this accounting change, from March 31, 2007, SMFG started recording "reserve for executive retirement benefits" in order to recognize periodic gains (losses) more proper by allocating the estimated retirement benefits to the tenure of the relevant executives. As a result, "Ordinary profit" and "Income before income taxes and minority interests" each decreased by ¥7,371 million as compared with the former method.

Interim consolidated financial statements for the six months ended September 30, 2006 were accounted for under the former method because this accounting change was announced on April 13, 2007. Accordingly, "Ordinary profit" and "Income before income taxes and minority interests" for the six months were excessively recorded by ¥6,241 million as compared with the revised method.

13. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

14. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on "macro hedge" (before deducting tax effect) were ¥41,522 million and ¥29,583 million, respectively.

15. SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

16. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

17. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

18. Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 81 of the Financial Futures Transaction Law of ¥18 million, and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of ¥1,118 million.

19. Securities included stocks of unconsolidated subsidiaries and affiliates of ¥425,873 million and investments of ¥4,216 million.

20. Accumulated depreciation on tangible fixed assets and accumulated depreciation on lease assets amounted to ¥555,288 million and ¥1,592,098 million, respectively.

21. Deferred gain on real property deductible for tax purposes amounted to ¥67,070 million.

22. Bankrupt loans and Non-accrual loans were ¥60,715 million and ¥507,289 million, respectively.

"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

"Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

23. Past due loans (3 months or more) totaled ¥22,018 million.

"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

24. Restructured loans totaled ¥477,362 million.

"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

25. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥1,067,386 million. The amounts of loans presented in Notes 22 to 25 above are the amounts before deduction of reserve for possible loan losses.

26. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was ¥915,318 million.

27. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged as collateral	
Cash and due from banks	¥ 104,328
Trading assets	202,292
Securities	3,043,253
Loans and bills discounted	934,423
Other assets (installment account receivable etc.)	1,946
Liabilities corresponding to assets pledged as collateral	
Deposits	¥ 20,588
Call money and bills sold	1,335,000
Payables under repurchase agreements	128,695
Payables under securities lending transactions	1,250,450
Trading liabilities	84,532
Borrowed money	1,112,257
Other liabilities	23,207
Acceptances and guarantees	167,153

In addition, Cash and due from banks of ¥6,761 million, Trading assets of ¥500,158 million, Securities of ¥3,946,194 million and Loans and bills discounted of ¥535,770 million were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangible of ¥94,129 million and variation margins of futures markets of ¥3,140 million.

28. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation" and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain other consolidated subsidiaries:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Law)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Certain other consolidated subsidiaries:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

29. The balance of subordinated debt included in "Borrowed money" was ¥559,500 million.

30. The balance of subordinated bonds included in "Bonds" was ¥2,183,810 million.

31. The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Securities and Exchange Law) in "Securities" was ¥2,421,446 million.

32. Japanese government bonds and Stocks as a sub-account of Securities include ¥2,188 million of unsecured loaned securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, ¥2,088,859 million of securities are pledged, and ¥154,192 million of securities are held in hand as of the consolidated balance sheet date.

33. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥40,947,052 million and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥34,769,824 million. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

34. "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5, issued on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8, issued on December 9, 2005) were applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law. As a result, the Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SMFG changed its consolidated balance sheet presentation as follows:
(1) Former "Stockholders' equity" was renamed as "Net assets," which consisted of stockholders' equity, valuation and translation adjustments, stock acquisition rights and minority interests. The amount corresponding to former stockholders' equity at March 31, 2007 was ¥4,010,715 million.
(2) Deferred unrealized losses or gains on hedging instruments which had been included in "Other assets" or "Other liabilities" on a net basis were presented as "Net deferred gains (losses) on hedges" in valuation and translation adjustments after deducting tax effect on a net basis.
(3) "Minority interests" which had been presented below liabilities section were presented in net assets.
(4) "Premises and equipment" were separately presented as "Tangible fixed assets," "Intangible fixed assets" and "Other assets."
(a) Land, buildings and equipment in "Premises and equipment" were separately presented as "Land," "Buildings" and "Other tangible fixed assets" in "Tangible fixed assets," and suspense payments for constitutions unfinished were presented as "Construction in progress" in "Tangible fixed assets."
(b) Foregifts were included in and presented as "Other intangible fixed assets" in "Intangible fixed assets," and guarantee deposits were included in "Other assets."
(c) Software which had been included in "Other assets" was included as "Software" in "Intangible fixed assets."
(5) "Goodwill" which had been separately presented in assets section was included in "Intangible fixed assets." As a result, amortization of goodwill which had been accounted for as "Other expenses" in "Expenses" were accounted for as amortization of intangible fixed assets and included in "General and administrative expenses."

35. "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (Practical Issues Task Force No.20, issued on September 8, 2006) was applicable from on and after the fiscal year ending September 8, 2006, the announcement date, and SMFG applied the new accounting pronouncement. This accounting change had no material impact on the consolidated financial statements.

36. "Accounting Standard for Share-based Payment" (ASBJ Statement No.8, issued on December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (ASBJ Guidance No.11, issued on May 31, 2006) were applicable to the stock options, own share options and delivered own shares which are granted on and after May 1, 2006. As a result, SMFG applied the new accounting standards from the fiscal year beginning on April 1, 2006. This accounting change had no material impact on the consolidated financial statements.

37. SMFG previously recognized deferred bond discounts as assets and amortized them over the redemption periods. On August 11, 2006, "Accounting Standard for Financial Instruments" (issued by the Business Accounting Council (BAC) on January 22, 1999) was revised by ASBJ Statement No.10 "Accounting Standards for Financial Instruments," and the revised accounting standards were applicable from on and after the fiscal year ending August 11, 2006. SMFG applied the revised accounting standards and bonds were carried at the amounts calculated based on amortized cost (straight-line method) on the consolidated balance sheet. As a result, deferred bond discounts in "Other assets" and "Bonds" each decreased by ¥2,308 million compared with the former method.

Deferred bond discounts, which were recognized on the consolidated balance sheet as of March 31, 2006, were accounted for by the former method pursuant to "Tentative Solution on Accounting for Deferred Assets" (Practical Issues Task Force No.19, issued on August 11, 2006) and amortized over the redemption periods and the unamortized balances have been deducted from bonds balances.

38. "Accounting Standards for Business Combinations" ("Opinion Concerning Establishment of Accounting Standards for Business Combinations," issued by the BAC on October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No.7, issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10, issued on December 27, 2005) were applicable from the fiscal year beginning on April 1, 2006. Effective April 1, 2006, SMFG applied the new accounting standards.

Consolidated Statement of Income

Year ended March 31, 2007	(Millions of yen)
Ordinary income:	**3,901,259**
Interest income	1,979,069
Interest on loans and discounts	1,375,851
Interest and dividends on securities	369,770
Interest on call loans and bills bought	28,208
Interest on receivables under resale agreements	7,098
Interest on receivables under securities borrowing transactions	4,857
Interest on deposits with banks	96,763
Other interest income	96,517
Trust fees	3,508
Fees and commissions	705,998
Trading profits	127,561
Other operating income	1,003,632
Lease-related income	426,154
Installment-related income	277,405
Other	300,072
Other income	81,489
Ordinary expenses:	**3,102,649**
Interest expenses	810,476
Interest on deposits	457,078
Interest on negotiable certificates of deposit	43,476
Interest on call money and bills sold	18,807
Interest on payables under repurchase agreements	18,354
Interest on payables under securities lending transactions	60,856
Interest on commercial paper	1
Interest on borrowed money	32,175
Interest on short-term bonds	1,503
Interest on bonds	89,719
Other interest expenses	88,502
Fees and commissions	96,812
Trading losses	1,936
Other operating expenses	1,004,370
Lease-related expenses	376,098
Installment-related expenses	258,606
Other	369,666
General and administrative expenses	888,561
Other expenses	300,491
Provision for reserve for possible loan losses	23,663
Other	276,827
Ordinary profit	**798,610**
Extraordinary gains	**46,527**
Gains on disposal of premises and equipment	4,730
Collection of written-off claims	1,236
Gains on reversal of reserve for contingent liabilities from securities transactions	3
Other extraordinary gains	40,556
Extraordinary losses	**38,347**
Losses on disposal of fixed assets	7,798
Losses on impairment of fixed assets	30,548
Income before income taxes and minority interests	**806,790**
Income taxes	
Current	87,818
Deferred	218,770
Minority interests in net income	**58,850**
Net income	**441,351**

Notes to Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and money claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

3. Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
   (2) Recognition of income and expenses on installment sales
   Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

4. "Other income" included gains on sales of stocks and other securities of ¥62,793 million.

5. "Other expenses" included write-off of loans of ¥81,415 million, losses on devaluation of stocks and other securities of ¥16,562 million, losses on delinquent loans sold of ¥39,302 million and equity in losses of affiliates of ¥104,170 million.

6. "Other extraordinary gains" included gains on return of securities from retirement benefits trust of ¥36,330 million and gains on change in equity of a subsidiary due to the subsidiary's capital increase of ¥4,226 million.

7. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in the fiscal year.

(Millions of yen)

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	2 branches	Land and premises etc.	¥25,799
	Idle assets	32 items		1,782
Kinki area	Branches	19 branches	Land and premises etc.	839
	Idle assets	22 items		443
Other	Idle assets	18 items	Land and premises etc.	1,683

A consolidated subsidiary, SMBC, continuously manages every branch and determines its income and expenses. SMBC considers each branch as the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) which do not have identifiable cash flows are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

In case investments in idle assets and branches (only idle assets in the case of SMBC) are not expected to be recovered, SMBC and other consolidated subsidiaries reduced the book values to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which were included in "Extraordinary losses" in the fiscal year.

Recoverable amounts are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

Consolidated Statement of Changes in Net Assets

Year ended March 31, 2007 (Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2006	1,420,877	1,229,225	992,064	(4,393)	3,637,773
Changes in the year					
Increase due to exchange of shares		221,365			221,365
Cash dividends			(47,951)		(47,951)
Net income			441,351		441,351
Acquisition of own shares				(1,519,599)	(1,519,599)
Disposal of treasury shares		3,459		4,260	7,720
Retirement of treasury shares		(1,396,277)		1,396,277	–
Increase due to increase of subsidiaries			396		396
Increase due to decrease of subsidiaries			22		22
Decrease due to increase of subsidiaries			(16)		(16)
Decrease due to decrease of subsidiaries			(5)		(5)
Transfer from land revaluation excess			575		575
Net changes in the items other than stockholders' equity in the year					
Net changes in the year	–	(1,171,452)	394,372	(119,061)	(896,141)
Balance at March 31, 2007	1,420,877	57,773	1,386,436	(123,454)	2,741,632

(Millions of yen)

	Valuation and translation adjustments							
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance at March 31, 2006	819,927	–	38,173	(41,475)	816,625	–	1,113,025	5,567,424
Changes in the year								
Increase due to exchange of shares								221,365
Cash dividends								(47,951)
Net income								441,351
Acquisition of own shares								(1,519,599)
Disposal of treasury shares								7,720
Retirement of treasury shares								–
Increase due to increase of subsidiaries								396
Increase due to decrease of subsidiaries								22
Decrease due to increase of subsidiaries								(16)
Decrease due to decrease of subsidiaries								(5)
Transfer from land revaluation excess								575
Net changes in the items other than stockholders' equity in the year	442,207	(87,729)	(568)	10,818	364,728	14	295,254	659,996
Net changes in the year	442,207	(87,729)	(568)	10,818	364,728	14	295,254	(236,144)
Balance at March 31, 2007	1,262,135	(87,729)	37,605	(30,656)	1,181,353	14	1,408,279	5,331,279

Notes to Consolidated Statement of Changes in Net Assets

1. Amounts less than one million yen have been omitted.

2. Type and number of shares issued and treasury shares are as follows:

	Number of shares as of the previous fiscal year-end	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end
Shares issued				
Common stock	7,424,172.77	(*1) 309,481	–	7,733,653.77
Preferred stock (type 1)	35,000	–	(*2) 35,000	–
Preferred stock (type 2)	100,000	–	(*3) 100,000	–
Preferred stock (type 3)	695,000	–	(*4) 695,000	–
Preferred stock (1st series type 4)	4,175	–	–	4,175
Preferred stock (2nd series type 4)	4,175	–	–	4,175
Preferred stock (3rd series type 4)	4,175	–	–	4,175
Preferred stock (4th series type 4)	4,175	–	–	4,175
Preferred stock (5th series type 4)	4,175	–	–	4,175
Preferred stock (6th series type 4)	4,175	–	–	4,175
Preferred stock (7th series type 4)	4,175	–	–	4,175
Preferred stock (8th series type 4)	4,175	–	–	4,175
Preferred stock (9th series type 4)	4,175	–	–	4,175
Preferred stock (10th series type 4)	4,175	–	–	4,175
Preferred stock (11th series type 4)	4,175	–	–	4,175
Preferred stock (12th series type 4)	4,175	–	–	4,175
Preferred stock (1st series type 6)	70,001	–	–	70,001
Total	8,374,273.77	309,481	830,000	7,853,754.77
Treasury shares				
Common stock	6,307.15	(*5) 170,936.41	(*5) 8,612.61	168,630.95
Preferred stock (type 1)	–	(*2) 35,000	(*2) 35,000	–
Preferred stock (type 2)	–	(*3) 100,000	(*3) 100,000	–
Preferred stock (type 3)	–	(*4) 695,000	(*4) 695,000	–
Total	6,307.15	1,000,936.41	838,612.61	168,630.95

(*) **1. Increase in number of common shares issued:**

- 249,015 shares due to issuance of new shares related to the share exchange with SMBC Friend Securities Co., Ltd. on September 1, 2006
- 60,466 shares due to exercising of rights to request acquisition of common shares with respect to preferred stock (type 3) on September 29, 2006

2. Increase in number of treasury shares of preferred stock (type 1):

- 35,000 shares due to acquisition of own shares on May 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2005

Decreases in number of shares issued and treasury shares of preferred stock (type 1):

- 35,000 shares due to retirement of treasury shares on May 17, 2006

3. Increase in number of treasury shares of preferred stock (type 2):

- 100,000 shares due to acquisition of own shares on May 17 and September 6, 2006 pursuant to the resolution of the ordinary general meetings of shareholders held on June 29, 2005 and June 29, 2006

Decreases in number of shares issued and treasury shares of preferred stock (type 2):

- 100,000 shares due to retirement of treasury shares on May 17 and September 6, 2006

4. Increase in number of treasury shares of preferred stock (type 3):

- 645,000 shares due to acquisition of own shares on September 29 and October 11, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2006
- 50,000 shares due to acquisition of own shares on September 29, 2006 as a result of exercising of rights to request acquisition of common shares

Decreases in number of shares issued and treasury shares of preferred stock (type 3):

- 695,000 shares due to retirement of treasury shares on September 29 and October 11, 2006

5. Increase in number of treasury common shares:

- 60,466 shares due to acquisition of own shares on October 17, 2006 pursuant to the resolution of the ordinary general meeting of shareholders held on June 29, 2006
- 1,265.41 shares due to purchase of fractional shares
- 109,205 shares owned by consolidated subsidiaries and affiliates in connection with the share exchange with SMBC Friend Securities Co., Ltd.

Decrease in number of treasury common shares:

- 182.61 shares due to sale of fractional shares and delivery of shares in connection with exercising of stock options
- 8,430 shares due to sale of shares of SMFG's common stock owned by subsidiaries and affiliates

3. Information on stock acquisition rights is as follows:

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (Millions of yen)
			Previous fiscal year-end	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end	
SMFG	Stock acquisition rights as stock options						¥ –
Consolidated subsidiaries							14
Total							¥ 14

4. Information on dividends is as follows:

(1) Dividends paid in the fiscal year

(Millions of yen, except per share amount)

Date of resolution	Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2006	Common stock	¥22,253	¥ 3,000	March 31, 2006	June 29, 2006
	Preferred stock (type 1)	367	10,500	March 31, 2006	June 29, 2006
	Preferred stock (type 2)	2,850	28,500	March 31, 2006	June 29, 2006
	Preferred stock (type 3)	9,521	13,700	March 31, 2006	June 29, 2006
	Preferred stock (1st series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (2nd series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (3rd series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (4th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (5th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (6th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (7th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (8th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (9th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (10th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (11th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (12th series type 4)	563	135,000	March 31, 2006	June 29, 2006
	Preferred stock (1st series type 6)	6,195	88,500	March 31, 2006	June 29, 2006

(2) Dividends to be paid in the next fiscal year

(Millions of yen, except per share amount)

Date of resolution	Type of shares	Aggregate amount of dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	¥53,660	Retained earnings	¥ 7,000	March 31, 2007	June 28, 2007
	Preferred stock (1st series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (2nd series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (3rd series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (4th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (5th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (6th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (7th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (8th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (9th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (10th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (11th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (12th series type 4)	563	Retained earnings	135,000	March 31, 2007	June 28, 2007
	Preferred stock (1st series type 6)	6,195	Retained earnings	88,500	March 31, 2007	June 28, 2007

Consolidated Statement of Cash Flows

Year ended March 31, 2007	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	806,790
Depreciation of fixed assets	78,869
Depreciation of lease assets	335,399
Losses on impairment of fixed assets	30,548
Amortization of goodwill	4,858
Equity in (earnings) losses of affiliates	104,170
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	(5,072)
Net change in reserve for possible loan losses	(146,971)
Net change in reserve for employee bonuses	2,128
Net change in reserve for employee retirement benefits	(2,639)
Net change in reserve for executive retirement benefits	7,371
Interest income	(1,979,069)
Interest expenses	810,476
Net (gains) losses on securities	71,686
Net (gains) losses from money held in trust	(0)
Net exchange (gains) losses	(103,541)
Net (gains) losses from disposal of fixed assets	3,067
Net (gains) losses from disposal of lease assets	(1,364)
Net change in trading assets	767,067
Net change in trading liabilities	(969,090)
Net change in loans and bills discounted	(1,376,693)
Net change in deposits	1,307,266
Net change in negotiable certificates of deposit	(136,304)
Net change in borrowed money (excluding subordinated debt)	1,141,752
Net change in deposits with banks	(157,092)
Net change in call loans and bills bought and others	(612,297)
Net change in receivables under securities borrowing transactions	(320,243)
Net change in call money and bills sold and others	(5,994,528)
Net change in commercial paper	(10,000)
Net change in payables under securities lending transactions	(1,230,782)
Net change in foreign exchanges (assets)	66,917
Net change in foreign exchanges (liabilities)	(124,047)
Net change in short-term bonds (liabilities)	55,700
Issuance and redemption of bonds (excluding subordinated bonds)	(198,091)
Net change in due to trust account	(253,534)
Interest received	1,966,949
Interest paid	(774,678)
Other, net	197,841
Subtotal	**(6,637,179)**
Income taxes paid	(123,561)
Net cash used in operating activities	**(6,760,740)**
2. Cash flows from investing activities:	
Purchases of securities	(35,085,809)
Proceeds from sale of securities	21,544,154
Proceeds from maturity of securities	18,886,454
Purchases of tangible fixed assets	(193,614)
Proceeds from sale of tangible fixed assets	8,474
Purchases of intangible fixed assets	(57,506)
Proceeds from sale of intangible fixed assets	6
Purchases of lease assets	(383,526)
Proceeds from sale of lease assets	48,392
Proceeds from sale of stocks of subsidiaries	3,745
Purchases of stocks of subsidiaries	(1,317)
Net cash provided by investing activities	**4,769,454**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	20,000
Repayment of subordinated debt	(83,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	196,951
Repayment of subordinated bonds and bonds with stock acquisition rights	(181,283)
Dividends paid	(47,926)
Proceeds from minority stockholders	360,362
Dividends paid to minority stockholders	(46,724)
Purchases of treasury stock	(1,474,644)
Proceeds from disposal of treasury stock	11,320
Net cash used in financing activities	**(1,244,945)**
4. Effect of exchange rate changes on cash and cash equivalents	**3,434**
5. Net change in cash and cash equivalents	**(3,232,797)**
6. Cash and cash equivalents at beginning of year	**5,159,822**
7. Change in cash and cash equivalents due to newly consolidated subsidiaries	**0**
8. Cash and cash equivalents at end of year	**1,927,024**

Notes to Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the consolidated balance sheet to "Cash and cash equivalents" at the fiscal year-end is as follows:

March 31, 2007	(Millions of yen)
Cash and due from banks	¥ 4,036,856
Interest-earning deposits	(2,109,831)
Cash and cash equivalents	¥ 1,927,024

4. The Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and applicable from the fiscal year beginning on and after April 1, 2006. Effective April 1, 2006, SMFG changed its presentation of consolidated statement of cash flows as follows:

(1) "Amortization of consolidation goodwill" was included in "Amortization of goodwill."

(2) In accordance with the change in presentation of "Premises and equipment" in the consolidated balance sheet, "Depreciation of premises and equipment and others" was presented as "Depreciation of fixed assets." "Net (gains) losses from disposal of premises and equipment" was also renamed as "Net (gains) losses from disposal of fixed assets." In addition, "Purchases of premises and equipment" and "Proceeds from sale of premises and equipment" were presented as "Purchases of tangible fixed assets" and "Proceeds from sale of tangible fixed assets," respectively. .

(3) In accordance with the change in presentation of consolidated balance sheet, software which had been included in "Other assets" was included in "Intangible fixed assets." Therefore, payments or proceeds from purchase or sale of software which had been included in "Other" in "Net cash (used in) provided by operating activities" were included in "Purchases of intangible fixed assets" and "Proceeds from sale of intangible fixed assets."

5. Significant non-money transactions consisted of the followings:
Capital surplus increased by ¥221,365 million because SMFG made SMBC Friend Securities Co., Ltd. into a wholly-owned subsidiary through a share exchange and delivered common stocks in the fiscal year.

Comparative Consolidated Balance Sheets (Condensed)

(Millions of yen)

March 31,	2007 (A)	2006 (B)	Change (A-B)
Assets:			
Cash and due from banks	4,036,856	7,107,469	(3,070,613)
Call loans and bills bought	1,107,078	651,905	455,173
Receivables under resale agreements	76,551	117,474	(40,923)
Receivables under securities borrowing transactions	2,276,894	1,956,650	320,244
Commercial paper and other debt purchased	963,916	633,760	330,156
Trading assets	3,277,885	4,078,025	(800,140)
Money held in trust	2,924	2,912	12
Securities	20,537,500	25,505,861	(4,968,361)
Loans and bills discounted	58,689,322	57,267,203	1,422,119
Foreign exchanges	881,436	947,744	(66,308)
Other assets	3,349,949	3,403,832	(53,883)
Premises and equipment	–	806,369	(806,369)
Tangible fixed assets	817,567	–	817,567
Intangible fixed assets	234,896	–	234,896
Lease assets	1,001,346	999,915	1,431
Deferred tax assets	887,224	1,051,609	(164,385)
Goodwill	–	6,612	(6,612)
Customers' liabilities for acceptances and guarantees	3,606,050	3,508,695	97,355
Reserve for possible loan losses	(889,093)	(1,035,468)	146,375
Total assets	**100,858,309**	**107,010,575**	**(6,152,266)**
Liabilities:			
Deposits	72,156,224	70,834,125	1,322,099
Negotiable certificates of deposit	2,589,217	2,708,643	(119,426)
Call money and bills sold	2,286,698	8,016,410	(5,729,712)
Payables under repurchase agreements	140,654	396,205	(255,551)
Payables under securities lending transactions	1,516,342	2,747,125	(1,230,783)
Commercial paper	–	10,000	(10,000)
Trading liabilities	1,942,973	2,908,158	(965,185)
Borrowed money	3,214,137	2,133,707	1,080,430
Foreign exchanges	323,890	447,722	(123,832)
Short-term bonds	439,600	383,900	55,700
Bonds	4,093,525	4,241,417	(147,892)
Due to trust account	65,062	318,597	(253,535)
Other liabilities	2,981,714	2,625,594	356,120
Reserve for employee bonuses	27,513	25,300	2,213
Reserve for employee retirement benefits	34,424	36,786	(2,362)
Reserve for executive retirement benefits	7,371	–	7,371
Other reserves	1,137	1,141	(4)
Deferred tax liabilities	50,953	49,484	1,469
Deferred tax liabilities for land revaluation	49,536	50,133	(597)
Acceptances and guarantees	3,606,050	3,508,695	97,355
Total liabilities	**95,527,029**	**101,443,151**	**(5,916,122)**
Minority interests	–	**1,113,025**	**(1,113,025)**
Total stockholders' equity	–	**4,454,399**	**(4,454,399)**
Total liabilities, minority interests and stockholders' equity	–	**107,010,575**	**(107,010,575)**
Total net assets	**5,331,279**	–	**5,331,279**
Total liabilities and net assets	**100,858,309**	–	**100,858,309**

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Income (Unaudited)

(Millions of yen)

Year ended March 31,	2007 (A)	2006 (B)	Change (A-B)
Ordinary income:	**3,901,259**	**3,705,136**	**196,123**
Interest income	1,979,069	1,662,600	316,469
Interest on loans and discounts	1,375,851	1,214,142	161,709
Interest and dividends on securities	369,770	317,352	52,418
Trust fees	3,508	8,631	(5,123)
Fees and commissions	705,998	703,928	2,070
Trading profits	127,561	32,807	94,754
Other operating income	1,003,632	1,144,147	(140,515)
Other income	81,489	153,021	(71,532)
Ordinary expenses:	**3,102,649**	**2,741,582**	**361,067**
Interest expenses	810,476	500,993	309,483
Interest on deposits	457,078	266,648	190,430
Fees and commissions	96,812	84,336	12,476
Trading losses	1,936	–	1,936
Other operating expenses	1,004,370	876,635	127,735
General and administrative expenses	888,561	853,796	34,765
Other expenses	300,491	425,819	(125,328)
Ordinary profit	**798,610**	**963,554**	**(164,944)**
Extraordinary gains	**46,527**	**97,952**	**(51,425)**
Extraordinary losses	**38,347**	**18,144**	**20,203**
Income before income taxes and minority interests	**806,790**	**1,043,362**	**(236,572)**
Income taxes			
Current	87,818	69,818	18,000
Deferred	218,770	226,901	(8,131)
Minority interests in net income	**58,850**	**59,800**	**(950)**
Net income	**441,351**	**686,841**	**(245,490)**

(Note) Amounts less than one million yen have been omitted.

Comparative Consolidated Statements of Cash Flows

(Millions of yen)

Year ended March 31,	2007 (A)	2006 (B)	Change (A-B)
1. Cash flows from operating activities:			
Income before income taxes and minority interests	806,790	1,043,362	(236,572)
Depreciation of premises, equipment and others	-	82,671	(82,671)
Depreciation of fixed assets	78,869	-	78,869
Depreciation of lease assets	335,399	336,871	(1,472)
Losses on impairment of fixed assets	30,548	12,303	18,245
Amortization of goodwill	4,858	6,270	(1,412)
Equity in losses (earnings) of affiliates	104,170	(31,887)	136,057
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	(5,072)	(63,257)	58,185
Net change in reserve for possible loan losses	(146,971)	(241,530)	94,559
Net change in reserve for employee bonuses	2,128	1,403	725
Net change in reserve for employee retirement benefits	(2,639)	1,993	(4,632)
Net change in reserve for executive retirement benefits	7,371	-	7,371
Net change in reserve for expenses related to EXPO 2005 Japan	-	(231)	231
Interest income	(1,979,069)	(1,662,600)	(316,469)
Interest expenses	810,476	500,993	309,483
Net (gains) losses on securities	71,686	(27,853)	99,539
Net (gains) losses from money held in trust	(0)	(13)	13
Net exchange (gains) losses	(103,541)	(175,815)	72,274
Net (gains) losses from disposal of premises and equipment	-	(551)	551
Net (gains) losses from disposal of fixed assets	3,067	-	3,067
Net (gains) losses from disposal of lease assets	(1,364)	(3,235)	1,871
Net change in trading assets	767,067	(225,005)	992,072
Net change in trading liabilities	(969,090)	746,642	(1,715,732)
Net change in loans and bills discounted	(1,376,693)	(2,311,499)	934,806
Net change in deposits	1,307,266	2,210,634	(903,368)
Net change in negotiable certificates of deposit	(136,304)	(8,026)	(128,278)
Net change in borrowed money (excluding subordinated debt)	1,141,752	90,612	1,051,140
Net change in deposits with banks	(157,092)	175,960	(333,052)
Net change in call loans and bills bought and others	(612,297)	342,387	(954,684)
Net change in receivables under securities borrowing transactions	(320,243)	(1,388,310)	1,068,067
Net change in call money and bills sold and others	(5,994,528)	3,027,037	(9,021,565)
Net change in commercial paper	(10,000)	(364,100)	354,100
Net change in payables under securities lending transactions	(1,230,782)	(1,120,876)	(109,906)
Net change in foreign exchanges (assets)	66,917	(46,473)	113,390
Net change in foreign exchanges (liabilities)	(124,047)	(31,381)	(92,666)
Net change in short-term bonds (liabilities)	55,700	382,900	(327,200)
Issuance and redemption of bonds (excluding subordinated bonds)	(198,091)	(365,646)	167,555
Net change in due to trust account	(253,534)	268,140	(521,674)
Interest received	1,966,949	1,691,320	275,629
Interest paid	(774,678)	(509,760)	(264,918)
Other, net	197,841	(104,996)	302,837
Subtotal	**(6,637,179)**	**2,238,450**	**(8,875,629)**
Income taxes paid	(123,561)	(30,096)	(93,465)
Net cash (used in) provided by operating activities	**(6,760,740)**	**2,208,354**	**(8,969,094)**
2. Cash flows from investing activities:			
Purchases of securities	(35,085,809)	(43,620,790)	8,534,981
Proceeds from sale of securities	21,544,154	33,089,259	(11,545,105)
Proceeds from maturity of securities	18,886,454	10,164,213	8,722,241
Purchases of money held in trust	-	(2,851)	2,851
Proceeds from sale of money held in trust	-	3,789	(3,789)
Purchases of premises and equipment	-	(43,066)	43,066
Purchases of tangible fixed assets	(193,614)	-	(193,614)
Proceeds from sale of premises and equipment	-	17,733	(17,733)
Proceeds from sale of tangible fixed assets	8,474	-	8,474
Purchases of intangible fixed assets	(57,506)	-	(57,506)
Proceeds from sale of intangible fixed assets	6	-	6
Purchases of lease assets	(383,526)	(380,894)	(2,632)
Proceeds from sale of lease assets	48,392	55,186	(6,794)
Proceeds from sale of stocks of subsidiaries	3,745	54,937	(51,192)
Purchases of stocks of subsidiaries	(1,317)	-	(1,317)
Net cash provided by (used in) investing activities	**4,769,454**	**(662,482)**	**5,431,936**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	20,000	103,000	(83,000)
Repayment of subordinated debt	(83,000)	(215,884)	132,884
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	196,951	431,458	(234,507)
Repayment of subordinated bonds and bonds with stock acquisition rights	(181,283)	(198,800)	17,517
Proceeds from issuance of stocks	-	136,451	(136,451)
Dividends paid	(47,926)	(44,373)	(3,553)
Proceeds from minority stockholders	360,362	59,640	300,722
Dividends paid to minority stockholders	(46,724)	(42,366)	(4,358)
Purchases of treasury stock	(1,474,644)	(2,209)	(1,472,435)
Proceeds from sale of treasury stock	11,320	452,549	(441,229)
Net cash (used in) provided by financing activities	**(1,244,945)**	**679,464**	**(1,924,409)**
4. Effect of exchange rate changes on cash and cash equivalents	**3,434**	**3,840**	**(406)**
5. Net change in cash and cash equivalents	**(3,232,797)**	**2,229,177**	**(5,461,974)**
6. Cash and cash equivalents at beginning of year	**5,159,822**	**2,930,645**	**2,229,177**
7. Change in cash and cash equivalents due to newly consolidated subsidiaries	**0**	**-**	**0**
8. Change in cash and cash equivalents due to exclusion of consolidated subsidiaries	**-**	**(0)**	**0**
9. Cash and cash equivalents at end of year	**1,927,024**	**5,159,822**	**(3,232,798)**

(Note) Amounts less than one million yen have been omitted.

Market Value of Securities and Money Held in Trust

1. Securities

(Note)
The amounts shown in the following tables include trading securities, commercial paper and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet.

(1) Securities classified as trading purposes

As of March 31, 2007 (Millions of yen)

	Consolidated balance sheet amount	Valuations gains (losses) included in the earnings for the fiscal year
Securities classified as trading purposes	1,149,952	438

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2007 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	629,762	621,717	(8,045)	20	8,065
Japanese local government bonds	97,102	95,307	(1,794)	–	1,794
Japanese corporate bonds	380,142	376,735	(3,406)	–	3,406
Other	5,445	5,626	180	180	–
Total	1,112,452	1,099,387	(13,065)	200	13,266

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2007 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,953,767	3,926,414	1,972,647	1,987,337	14,689
Bonds	8,481,507	8,324,140	(157,367)	1,805	159,173
Japanese government bonds	7,150,792	7,010,306	(140,485)	1,182	141,668
Japanese local government bonds	482,555	474,001	(8,554)	119	8,674
Japanese corporate bonds	848,158	839,831	(8,327)	503	8,830
Other	2,754,061	2,763,949	9,888	42,977	33,089
Total	13,189,336	15,014,504	1,825,168	2,032,120	206,952

(Notes)
1. Consolidated balance sheet amount is calculated as follows:
   Stocks: Average market prices during one month before the fiscal year-end
   Bonds and other: Market prices at the fiscal year-end
2. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation loss for the fiscal year was 7,296 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   Normal issuers : Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
   Issuers requiring caution: Issuers that are identified for close monitoring.
   Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2007 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	21,543,637	87,911	141,143

(6) Securities with no available market value

As of March 31, 2007 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	17
Other	5,422
Other securities	
Unlisted stocks (excluding OTC stocks)	402,141
Unlisted bonds	2,846,521
Unlisted foreign securities	595,286
Other	476,942

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2007 (Millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	3,564,060	4,284,559	2,346,081	2,082,953
Japanese government bonds	2,824,945	1,872,346	956,640	1,986,136
Japanese local government bonds	101,824	161,564	307,293	421
Japanese corporate bonds	637,290	2,250,648	1,082,146	96,396
Other	665,251	495,728	701,134	956,785
Total	4,229,311	4,780,288	3,047,215	3,039,739

2. Money Held in Trust

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2007 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	2,602	2,924	322	322	–

(Note) Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

3. Net Unrealized Gains on Other Securities and Other Money Held in Trust

Net unrealized gains on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2007	(Millions of yen)
Net unrealized gains	1,825,564
Other securities	1,825,242
Other money held in trust	322
(–) Deferred tax liabilities	567,845
Net unrealized gains on other securities (before following adjustment)	1,257,719
(–) Minority interests	8,589
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	13,004
Net unrealized gains on other securities	1,262,135

(Note)

Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Employee Retirement Benefits

1. Outline of employee retirement benefits

Consolidated subsidiaries in Japan have contributory funded defined benefit pension plans such as employee pension plans, qualified pension plans and lump-sum severance indemnity plans. Some domestic consolidated subsidiaries have general type of employee pension plans. They may grant additional benefits in case where certain requirements are met when empolyees retire.

A consolidated subsidiary in Japan adopts defined-contribution pension plan.

SMBC and some consolidated subsidiaries in Japan contributed some of their marketable equity securities to employee retirement benefit trusts.

2. Projected benefit obligation

As of March 31, 2007		(Millions of yen)
Projected benefit obligation	(A)	(910,139)
Plan assets	(B)	1,186,060
Unfunded projected benefit obligation	(C) = (A)+(B)	275,921
Unrecognized net actuarial gain or loss	(D)	(83,905)
Unrecognized prior service cost	(E)	(48,257)
Net amount recorded on the consolidated balance sheet	(F) = (C)+(D)+(E)	143,757
Prepaid pension cost	(G)	178,182
Reserve for employee retirement benefits	(F)-(G)	(34,424)

(Notes)

1. Some consolidated subsidiaries adopt simple method in calculating projected benefit obligation.
2. Plan assets related to the general type of welfare pension plan at March 31, 2007 amounted to ¥19,648 million and were not included in the "Plan assets" shown above.

3. Pension expenses

Year ended March 31, 2007	(Millions of yen)
Service cost	20,082
Interest cost on projected benefit obligation	22,325
Expected return on plan assets	(30,184)
Amortization of unrecognized net actuarial gain or loss	3,305
Amortization of unrecognized prior service cost	(11,175)
Other (nonrecurring additional retirement allowance paid and other)	3,254
Pension expenses	7,607
Gains on return of employee retirement benefit trusts	(36,330)
Total	(28,722)

(Note)

Pension expenses of consolidated subsidiaries which adopt simple method are included in "Service cost."

4. Assumptions

Year ended March 31, 2007	
(1) Discount rate	1.4% - 2.5%
(2) Expected rate of return on plan assets	0% - 4.5%
(3) Allocation of estimated amount of retirement benefits	Allocated to each period by the straight-line method
(4) Term to amortize unrecognized prior service cost	Mainly 9 years (amortized using the straight-line method, within the employees' average remaining service period at incurrence)
(5)Term to amortize unrecognized net actuarial gain or loss	Mainly 9 years (amortized using the straight-line method, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence)

Stock Options

1. Amount of stock options to be expensed in the fiscal year

General and administrative expenses 14 million yen

2. Outline of stock options and changes

(1) SMFG

(a) Outline of stock options

Date of resolution	June 27, 2002
Title and number of grantees	Directors and employees of SMFG and SMBC 677
Number of stock options	Common shares 1,620
Grant date	August 30, 2002
Condition for vesting	N.A.
Requisite service period	N.A.
Exercise period	June 28, 2004 to June 27, 2012

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 27, 2002
Before vested	
Previous fiscal year-end	–
Granted	–
Forfeited	–
Vested	–
Outstanding	–
After vested	
Previous fiscal year-end	1,215
Vested	–
Exercised	99
Forfeited	–
Exercisable	1,116

Price information (Yen)

Date of resolution	June 27, 2002
Exercise price	¥669,775
Average exercise price	¥1,188,686
Fair value at the grant date	–

(2) A consolidated subsidiary, Kansai Urban Banking Corporation

(a) Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174
Number of stock options	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006
Title and number of grantees	Directors and employees 183	Directors 9	Officers not doubling as directors 14 Employees 46
Number of stock options	Common shares 464,000	Common shares 162,000	Common shares 115,000
Grant date	July 29, 2005	July 31, 2006	July 31, 2006
Condition for vesting	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.
Exercise period	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016

(b) Stock options granted and changes

Number of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Before vested				
Previous fiscal year-end	–	–	–	399,000
Granted	–	–	–	–
Forfeited	–	–	–	–
Vested	–	–	–	399,000
Outstanding	–	–	–	–
After vested				
Previous fiscal year-end	220,000	204,000	282,000	–
Vested	–	–	–	399,000
Exercised	46,000	30,000	26,000	36,000
Forfeited	–	–	–	–
Exercisable	174,000	174,000	256,000	363,000

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006
Before vested			
Previous fiscal year-end	464,000	–	–
Granted	–	162,000	115,000
Forfeited	–	–	–
Vested	–	–	–
Outstanding	464,000	162,000	115,000
After vested			
Previous fiscal year-end	–	–	–
Vested	–	–	–
Exercised	–	–	–
Forfeited	–	–	–
Exercisable	–	–	–

Price information (Yen)

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Exercise price	¥155	¥131	¥179	¥202
Average exercise price	¥488	¥489	¥486	¥487
Fair value at the grant date	–	–	–	–

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006
Exercise price	¥313	¥490	¥490
Average exercise price	–	–	–
Fair value at the grant date	–	¥138	¥138

(c) Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

(i) Valuation technique: Black-Scholes option-pricing model

(ii) Principal parameters used in the option-pricing model

Date of resolution	June 29, 2006
Expected volatility (*1)	38.84%
Average expected life (*2)	5 years
Expected dividends (*3)	4 yen per share
Risk-free interest rate (*4)	1.40%

(*) 1. Calculated based on the actual stock prices during the five years from June 2001 to June 2006.

2. The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated assuming that the options were exercised at the mid point of the exercise period.

3. The actual dividends on common stock for the fiscal year ended March 31, 2006.

4. Japanese government bond yield corresponding to the average expected life.

(d) Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

1. Business segment information

Year ended March 31, 2007 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	2,689,086	783,119	429,052	3,901,259	–	3,901,259
(2) Intersegment	53,714	20,831	220,369	294,914	(294,914)	–
Total	2,742,800	803,951	649,421	4,196,173	(294,914)	3,901,259
Ordinary expenses	1,993,893	759,103	609,781	3,362,779	(260,130)	3,102,649
Ordinary profit	748,907	44,847	39,640	833,394	(34,784)	798,610
Assets	97,525,686	2,241,572	5,663,614	105,430,874	(4,572,564)	100,858,309
Depreciation	59,908	336,712	17,630	414,251	16	414,268
Losses on impairment of fixed assets	4,661	–	25,887	30,548	–	30,548
Capital expenditure	216,612	390,455	27,565	634,633	13	634,647

(Notes)

1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card business, investment banking, loans, venture capital, system development and information processing.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 4,012,414 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

2. Geographic segment information

Year ended March 31, 2007 (Millions of yen)

	Japan	The Americas	Europe and Middle East	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	3,238,374	247,208	203,585	212,090	3,901,259	–	3,901,259
(2) Intersegment	98,720	46,833	9,974	59,802	215,330	(215,330)	–
Total	3,337,094	294,042	213,559	271,892	4,116,589	(215,330)	3,901,259
Ordinary expenses	2,686,461	222,992	177,377	202,955	3,289,786	(187,137)	3,102,649
Ordinary profit	650,633	71,049	36,182	68,937	826,802	(28,192)	798,610
Assets	89,301,196	5,775,716	3,190,553	4,514,648	102,782,115	(1,923,805)	100,858,309

(Notes)

1. The geographic segmentation is classified based on the degrees of following factors:
   geographic proximity, similarity of economic activities and relationship of business activities among regions.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Amount of assets that are included in "Elimination and unallocated corporate assets" is 4,012,414 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

3. Ordinary income from overseas operations

Year ended March 31, 2007	(Millions of yen)
Consolidated ordinary income from overseas operations (A)	662,884
Consolidated ordinary income (B)	3,901,259
(A) / (B)	17.0 %

(Notes)

1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

Business Combinations

Transactions under common control in the year ended March 31, 2007

1. Outline of the transactions

(1) Name and business of combined entity
SMBC Friend Securities Co., Ltd. ("SMBC Friend Securities")
Securities business

(2) Form of reorganization
Exchange of shares

(3) Name of the entity after the reorganization
Sumitomo Mitsui Financial Group, Inc.

(4) Outline and purpose of the transaction
In accordance with the stabilization of the Japanese financial system, Japanese households' portfolios have shown clear signs of a shift from savings to investment, and their investment needs are expected to become further diversified. At the same time, we believe that new types of asset management services will become popular among individual investors who improve their financial knowledge and have an increased interest in portfolio management based on asset allocation concepts.

In view of these trends, SMFG will further strengthen cooperation among group companies by making SMBC Friend Securities a wholly-owned subsidiary, establishing a new business model distinct from the conventional one by combining banking and securities businesses and maximizing synergies between them. With such initiatives, SMFG will try to make every effort to enhance the enterprise value of the whole group.

2. Accounting method

SMFG applied the following accounting treatments stipulated by the Accounting Standard for Business Combinations to the consolidated and nonconsolidated financial statements:
"Chapter 3 Accounting Standard for Business Combinations, Article 4 Accounting treatment for the transactions under common control," Paragraph 2 Transactions with minority shareholders."

3. Additional acquisition of subsidiary's shares

(1) Acquisition cost

Common shares	221,365 million yen
Expenses for acquiring the common shares	160 million yen
Acquisition cost	221,525 million yen

(2) Share exchange ratio, its basis for determination, number of shares delivered and its values

(a) Type of shares and share exchange ratio
Common shares
SMFG 1: SMBC Friend Securities 0.0008

(b) Basis for determination of share exchange ratio
SMFG appointed Goldman Sachs (Japan) Ltd. as its financial advisor and SMBC Friend Securities appointed Merrill Lynch Japan Securities Co., Ltd. as its financial advisor. SMFG and SMBC Friend Securities comprehensively considered numerous factors including results of the analyses provided by their respective financial advisors, and discussed and agreed to the above.

(c) Number of shares delivered and values
249,015 shares
221,525 million yen

(3) Goodwill, reason for recognizing goodwill, amortization method and amortization term

(a) Amount of goodwill
99,995 million yen

(b) Reason for recognizing goodwill
SMFG accounted for the difference between the acquisition cost to acquire shares of common stock of SMBC Friend Securities additionally and the amount of minority interests decreased as goodwill.

(c) Method and term to amortize goodwill
Straight-line method over 20 years

Per Share Data

As of and year ended March 31,	2007 (Yen)
Net assets per share	469,228.59
Net income per share	57,085.83
Net income per share (diluted)	51,494.17

(Notes)

1. The Accounting Standards Board of Japan (ASBJ) revised "Guidance on Accounting Standard for Earnings per Share" (ASBJ Guidance No.4, issued on September 25, 2002) on January 31, 2006, and the revised Guidance was applicable from the fiscal year ending on or after May 1, 2006, the implementation date of the Company Law. Effective April 1, 2006, SMFG applied the revised Guidance and calculated net assets per share by including "Net deferred gains (losses) on hedges." This accounting change decreased net assets per share by 11,596.71 yen compared with the former method.

2. Net income per share and Net income per share (diluted) are calculated based on the followings:

Year ended March 31,	2007 (Millions of yen, except number of shares)
Net income per share	
Net income	441,351
Amount not to attributable to common stockholders	12,958
[preferred stock dividends]	12,958
Net income attributable to common stock	428,392
Average number of common stock during the fiscal year (in thousand)	7,504
Net income per share (diluted)	
Adjustment for net income	6,748
[preferred stock dividends]	6,763
[stock acquisition rights issued by subsidiaries and affiliates]	(14)
Increase in number of common stock (in thousand)	945
[preferred stock]	945
[stock acquisition rights]	0
Outline of dilutive securities which were not included in the calculation of "Net income per share (diluted)" because they do not have dilutive effect:	—

3. Net assets per share is calculated based on the followings:

March 31,	2007 (Millions of yen, except number of shares)
Net assets	5,331,279
Amounts excluded from Net assets	1,781,555
[preferred stock]	360,303
[dividends on preferred stock]	12,958
[stock acquisition rights]	14
[minority interests]	1,408,279
Net assets attributable to common stock at the fiscal year-end	3,549,724
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousand)	7,565

Related Party Transactions

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2007.

Subsequent Events

There are no material subsequent events.

Other Notes

Please refer to EDINET system (https://info.edinet.go.jp/EdiHtml/main.htm) after June 30, 2007 (available in Japanese). SMFG will also disclose notes on lease transactions, tax benefit accounting and derivative transactions on our Annual Report that will be issued in August. (http://www.smfg.co.jp/english/index.html)

V. Non-Consolidated Financial Statements

1. Nonconsolidated Balance Sheets

(Millions of yen)

March 31,	2007		2006	
Assets		%		%
Current assets				
Cash and due from banks	37,073		561,862	
Prepaid expenses	21		21	
Deferred tax assets	265		43	
Accrued income	23		17	
Accrued income tax refunds	71,377		17,371	
Other current assets	603		55	
Total current assets	109,364	2.8	579,372	13.9
Fixed assets				
Tangible fixed assets				
Buildings	0		0	
Equipment	6		0	
Total tangible fixed assets	7	0.0	1	0.0
Intangible fixed assets				
Software	20		28	
Total intangible fixed assets	20	0.0	28	0.0
Investments and other assets				
Investments in securities	20		20	
Investments in subsidiaries and affiliates	3,847,716		3,586,045	
Deferred tax assets	2,315		562	
Total investments and other assets	3,850,052	97.2	3,586,627	86.1
Total fixed assets	3,850,079	97.2	3,586,657	86.1
Deferred charges				
Organization cost	–		301	
Total deferred charges	–	–	301	0.0
Total assets	3,959,444	100.0	4,166,332	100.0
Liabilities				
Current liabilities				
Short-term borrowings	959,030		230,000	
Accounts payable	108		117	
Accrued expenses	48		465	
Income taxes payable	964		36	
Business office taxes payable	4		4	
Reserve for employees bonuses	83		70	
Other current liabilities	1,132		211	
Total current liabilities	961,372	24.3	230,905	5.5
Fixed liabilities				
Reserve for executive retirement benefits	174		–	
Total fixed liabilities	174	0.0	–	–
Total liabilities	961,546	24.3	230,905	5.5

(continued)

March 31,	2007	%	2006	%
		%		%
Stockholders' equity				
Capital stock	–	–	1,420,877	34.1
Capital surplus				
Capital reserve	–		1,420,989	
Other capital surplus	–		684,406	
Gains on decrease of capital stock and capital reserve	–		499,503	
Gains on disposal of treasury stock	–		184,902	
Total capital surplus	–	–	2,105,396	50.6
Retained earnings				
Voluntary reserve	–		30,420	
Special voluntary earned reserves	–		30,420	
Unappropriated retained earnings	–		383,126	
Total retained earnings	–	–	413,546	9.9
Treasury stock	–	–	(4,393)	(0.1)
Total stockholders' equity	–	–	3,935,426	94.5
Total liabilities and stockholders' equity	–	–	4,166,332	100.0
Net assets				
Stockholders' equity				
Capital stock	1,420,877	35.9	–	–
Capital surplus				
Capital reserve	642,355		–	
Other capital surplus	288,113		–	
Total capital surplus	930,469	23.5	–	–
Retained earnings				
Other retained earnings				
Voluntary reserve	30,420		–	
Retained earnings brought forward	698,709		–	
Total retained earnings	729,129	18.4	–	–
Treasury stock	(82,578)	(2.1)	–	–
Total stockholders' equity	2,997,898	75.7	–	–
Total net assets	2,997,898	75.7	–	–
Total liabilities and net assets	3,959,444	100.0	–	–

(Millions of yen)

2. Nonconsolidated Statements of Income

(Millions of yen)

Year ended March 31,	2007			2006		
			%			%
Operating income						
Dividends on investments in subsidiaries and affiliates	366,680			46,432		
Fees and commissions received from subsidiaries	9,798			9,038		
Interest income on loans to subsidiaries and affiliates	–	376,479	100.0	11	55,482	100.0
Operating expenses						
General and administrative expenses	3,641	3,641	1.0	3,196	3,196	5.8
Operating profit		372,838	99.0		52,285	94.2
Non-operating income						
Interest income on deposits	213			71		
Fees and commissions income	20			27		
Other non-operating income	0	234	0.1	39	138	0.3
Non-operating expenses						
Interest on borrowings	4,311			1,490		
Amortization of organization costs	301			301		
Stock issuance costs	–			739		
Fees and commissions expenses	3,978			1,519		
Other non-operating expenses	3	8,594	2.3	108	4,159	7.5
Ordinary profit		364,477	96.8		48,264	87.0
Extraordinary gains						
Gains on sale of a subsidiary's shares	–	–	-	27,579	27,579	49.7
Income before income taxes		364,477	96.8		75,844	136.7
Income taxes, current	2,918			3		
deferred	(1,975)	942	0.2	2,431	2,435	4.4
Net income		363,535	96.6		73,408	132.3
Unappropriated retained earnings carried forward		–			309,717	
Unappropriated retained earnings at end of year		–			383,126	

3. Nonconsolidated Statement of Changes in Net Assets

Year ended March 31, 2007 (Millions of yen)

	Stockholders' equity									
		Capital surplus			Retained earnings					
					Other retained earnings					
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders' equity	Total net assets
Balance at March 31, 2006	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	(4,393)	3,935,426	3,935,426
Changes in the year										
Transfer of capital reserve to other capital surplus		(1,000,000)	1,000,000	–					–	–
Increase due to exchange of shares		221,365		221,365					221,365	221,365
Cash dividends						(47,951)	(47,951)		(47,951)	(47,951)
Net income						363,535	363,535		363,535	363,535
Acquisition of own shares								(1,474,644)	(1,474,644)	(1,474,644)
Disposal of treasury shares			(15)	(15)				182	167	167
Retirement of treasury shares			(1,396,277)	(1,396,277)				1,396,277	–	–
Net changes in the year	–	(778,634)	(396,292)	(1,174,927)	–	315,583	315,583	(78,184)	(937,527)	(937,527)
Balance at March 31, 2007	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	(82,578)	2,997,898	2,997,898

平成 19 年 5 月 14 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

本日の一部報道について

本日、当社の配当に関する報道がございましたが、現時点で正式に決定した事実はございません。

以　上

Statement on Media Reports on SMFG's Dividends

TOKYO, May 14, 2007 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) made a statement on today's media reports concerning dividends.

SMFG stated that no decision has been made on dividends at this moment.

平成19年5月21日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

<u>投資単位の引下げに関する考え方及び方針について</u>

投資単位の引下げにつきましては、株価水準、株主数、株式の流動性及び費用対効果等を考慮し、現時点では実施する状況にはないと考えておりますが、これら諸要素の推移及び市場のニーズ等を総合的に判断し、適宜検討してまいります。

以　上

Exhibit A3(e)

Policy Concerning Reduction of Stock Investment Unit

TOKYO, May 21, 2007 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) today announced its policy concerning reduction of stock investment unit.

SMFG does not believe there is a need to reduce the stock investment unit at this time, taking into account the stock price, number of shareholders, liquidity of shares on the stock market, cost-effectiveness, and other factors. However, it will continue to examine the matter as circumstances change.

平成 19 年 5 月 21 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

定款の一部変更に関するお知らせ

当社は、本日開催の取締役会において、平成 19 年 6 月 28 日開催予定の第 5 期定時株主総会に、下記のとおり定款の一部変更について付議することを決議いたしましたので、お知らせいたします。

記

1. 定款変更の目的

公的資金の完済に伴い不要となった種類株式に関する規定を削除し、発行可能株式総数等を減ずるとともに、資本調達手段の更なる多様化の一環として、将来的な種類株式の発行に備えるため、定款を変更しようとするものであります。

2. 定款変更の内容

定款変更の内容は別紙のとおりであります。

3. 日程

定款変更のための株主総会開催日	平成 19 年 6 月 28 日（予定）
定款変更の効力発生日	平成 19 年 6 月 28 日（予定）

以　上

株式会社三井住友フィナンシャルグループ　現行定款・変更案対照表

（下線は変更部分）

現　　行　　定　　款	変　　更　　案
（発行可能株式総数等） 第６条　当会社の発行可能株式総数は、16,515,000株とする。 ②当会社の発行可能種類株式総数は、普通株式が15,000,000株、第一種優先株式が35,000株、第二種優先株式が100,000株、第三種優先株式が695,000株、第四種優先株式が135,000株、第五種優先株式が250,000株、第六種優先株式が300,000株とする。	（発行可能株式総数等） 第６条　当会社の発行可能株式総数は、15,684,101株とする。 ②当会社の発行可能種類株式総数は、普通株式が15,000,000株、第四種優先株式が50,100株、第五種優先株式が167,000株、第六種優先株式が70,001株、第七種優先株式が167,000株、第八種優先株式が115,000株、第九種優先株式が115,000株とする。
（優先配当金） 第13条　当会社は、第42条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第14条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第一種優先株式　１株につき10,500円 第二種優先株式　１株につき28,500円 第三種優先株式　１株につき13,700円 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額	（優先配当金） 第13条　当会社は、第42条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第14条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第七種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第八種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額 第九種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額

現　行　定　款	変　更　案
②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。 ③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。	②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。 ③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。
（優先中間配当金） 第14条　当会社は、第43条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、それぞれ次に定める額の中間配当金（本定款において優先中間配当金という）を支払う。 第一種優先株式　１株につき 5,250円 第二種優先株式　１株につき14,250円 第三種優先株式　１株につき 6,850円 第四種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額	（優先中間配当金） 第14条　当会社は、第43条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額の中間配当金（本定款において優先中間配当金という）を支払う。

現　行　定　款	変　更　案
（残余財産の分配） 第15条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、それぞれ次に定める額を支払う。 第一種優先株式　1株につき3,000,000円 第二種優先株式　1株につき3,000,000円 第三種優先株式　1株につき1,000,000円 第四種優先株式　1株につき3,000,000円 第五種優先株式　1株につき3,000,000円 第六種優先株式　1株につき3,000,000円 ②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。	（残余財産の分配） 第15条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、優先株式1株につき3,000,000円を支払う。 ②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。
（取得条項） 第16条　当会社は、第五種優先株式及び第六種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。	（取得条項） 第16条　当会社は、第五種優先株式、第六種優先株式、第八種優先株式及び第九種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢や当該優先株式に係る残余財産の分配額等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。
（取得請求） 第19条　第一種優先株主、第二種優先株主及び第三種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、株式会社三井住友銀行における旧商法第365条の規定に基づく株主総会の決議による。	（削　除）

現　　行　　定　　款	変　　　更　　　案
②第四種優先株主及び第五種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。	(取得請求) 第19条　第四種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。
(新　設)	②第五種優先株主及び第七種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間は、その末日が当該優先株式発行の日から25年を超えない相当な範囲内において、当該優先株式を初めて発行するときまでに取締役会の決議によって定める。当該優先株式の取得と引換えに交付する普通株式の数は、取得する優先株式の払込金相当額を、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める方法により決定される価額（以下取得請求権行使価額という）で除して得られる数とする。ただし、当初の取得請求権行使価額は、市場実勢等を勘案して妥当と認められる価額を基準として決定されるものとし、交付する普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第167条の規定によりこれを取り扱う。その他の取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。
(一斉取得) 第20条　当会社は、取得請求期間中に取得の請求がなされなかった第一種優先株式、第二種優先株式及び第三種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、それぞれ次に定める額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が第一種優先株式及び第二種優先株式については500,000円、第三種優先株式については258,330円を下回るときは、それぞれ次に定める額をその金額で除して得られる数の普通株式の交付と引換えに取得する。 第一種優先株式　１株につき3,000,000円 第二種優先株式　１株につき3,000,000円 第三種優先株式　１株につき1,000,000円	(削　除)

現　行　定　款	変　更　案
②当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式及び第五種優先株式については、一斉取得日をもって、当該優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式１株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。	（一斉取得） 第20条　当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式、第五種優先株式及び第七種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、当該優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式１株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。
③前二項の普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。	②前項の普通株式の数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

【ご参考】

○株式会社セントラルファイナンスの概要

商号	株式会社セントラルファイナンス
主な事業内容	クレジットカード業務、ショッピングクレジット業務、融資業務、保証業務、集金代行業務
設立年月日	昭和35年1月28日
所在地	愛知県名古屋市中区錦三丁目20番27号
代表者	取締役社長　土川　立夫
資本金	9,686百万円（平成18年9月30日現在）
従業員数	2,407名（連結）（平成18年9月30日現在）
大株主及び持分比率	日本トラスティ・サービス信託銀行株式会社（8.44%） 株式会社三菱東京UFJ銀行（4.84%） 中央三井信託銀行株式会社（4.83%） （平成18年9月30日現在）

○株式会社三井住友フィナンシャルグループの概要

商号	株式会社三井住友フィナンシャルグループ
主な事業内容	銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務
設立年月日	平成14年12月2日
所在地	東京都千代田区有楽町一丁目1番2号
代表者	取締役社長　北山　禎介
資本金	1,420,877百万円（平成18年9月30日現在）
従業員数	41,936名（連結）（平成18年9月30日現在）
大株主及び持分比率	日本トラスティ・サービス信託銀行株式会社（信託口）（6.06%） 日本マスタートラスト信託銀行株式会社（信託口）（5.56%） ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン（2.66%） （平成18年9月30日現在）

○株式会社三井住友銀行の概要

商号	株式会社三井住友銀行
主な事業内容	銀行業
設立年月日	平成8年6月6日
所在地	東京都千代田区有楽町一丁目1番2号
代表者	頭取　奥　正之
資本金	664,986百万円（平成18年9月30日現在）
従業員数	16,686名（単体）（平成18年9月30日現在）
大株主及び持分比率	株式会社三井住友フィナンシャルグループ（100.00%） （平成18年9月30日現在）

○三井住友カード株式会社の概要

商号	三井住友カード株式会社
主な事業内容	クレジットカードに関する業務、ローン業務、保証業務、ギフトカード業務、その他付随業務
設立年月日	昭和42年12月26日
所在地	大阪府大阪市中央区今橋四丁目5番15号
代表者	代表取締役社長 月原　紘一
資本金	34,000百万円（平成18年9月30日現在）
従業員数	1,914名(単体)（平成18年9月30日現在）
大株主及び持分比率	株式会社三井住友フィナンシャルグループ（66.0%） 株式会社エヌ・ティ・ティ・ドコモ（34.0%） （平成18年9月30日現在）

○株式会社クオークの概要

商号	株式会社クオーク
主な事業内容	個品割賦あっせん業務、総合割賦あっせん業務、融資業務、信用保証業務、集金代行業務
設立年月日	昭和53年4月5日
所在地	東京都港区三田三丁目5番27号　住友不動産三田ツインビル西館
代表者	代表取締役社長　仁瓶　眞平
資本金	1,000百万円（平成18年9月30日現在）
従業員数	1,484名（単体）（平成18年9月30日現在）
大株主及び持分比率	銀泉株式会社（21.3%） 株式会社三井住友銀行（13.8%） 三井住友カード株式会社（10.0%） （平成18年9月30日現在）

○三井物産株式会社の概要

商号	三井物産株式会社
主な事業内容	総合商社
設立年月日	昭和22年7月25日
所在地	東京都千代田区大手町一丁目2番1号
代表者	代表取締役社長　槍田 松瑩
資本金	295,797百万円（平成18年9月30日現在）
従業員数	42,018名（連結）（平成18年9月30日現在）
大株主及び持分比率	日本マスタートラスト信託銀行株式会社（信託口）（10.12%） 日本トラスティ・サービス信託銀行株式会社（信託口）（8.9%） 三井生命保険株式会社（2.66%） （平成18年9月30日現在）

○本業務提携の概要


三井住友
フィナンシャルグループ
三井住友銀行
三井住友カード
クオーク
三井物産
セントラルファイナンス
首都圏・関西圏中心に、
2,600万人の個人顧客基盤
VISAのブランド力を
活かしたCFカードの再活性化
H21年4月を目途に
合併することを検討
国内外に於ける広範な事業領域
と顧客基盤
提携によるシナジー
決済新機能提供
新規共同事業の開発・展開
提携先拡大・顧客数拡大
効率化によるコスト削減
業容拡大・収益拡大

○本資本提携の概要


三井住友
フィナンシャルグループ
三井住友銀行
三井物産
普通株
約77.1億円
普通株
約37.7億円
CB
79.0億円
普通株
約77.1億円
CB
116.0億円
セントラルファイナンス
普通株
75.0億円
クオーク
普通株
転換社債型新株予約権付社債（CB）

○本件完了後のCFに対する議決権比率

割当先	普通株式の発行後		転換社債型新株予約権付社債の転換後	
	議決権個数	議決権比率	議決権個数	議決権比率
三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟ	12,706	10.00%	12,706	7.98%
三井住友銀行	6,226	4.90%	19,240	12.09%
三井物産	12,706	10.00%	31,816	19.99%

※普通株増資後の議決権比率は、平成18年9月30日現在の議決権個数に、平成18年10月1日以降平成19年3月31日までに株式会社セントラルファイナンス育森がCFの株式を第三者に譲渡したことによる議決権個数の増加分（504個）と、今回の第三者割当増資で増加する予定議決権個数を考慮して算出しております。転換社債型新株予約権付社債転換後の議決権比率は、普通株増資後の議決権個数に、今回発行する転換社債型新株予約権付社債全てが当初転換価格にて転換された場合に増加する議決権個数を加算して算出した値です。

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Partial Amendment of Articles of Incorporation

Tokyo, May 21, 2007 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that SMFG's Board of Directors resolved at a meeting held today that a proposal concerning partial amendment of SMFG's Articles of Incorporation shall be made at the Annual Ordinary General Meeting of Shareholders for the fifth fiscal year scheduled to be held on June 28, 2007, as follows:

1. Purpose of Amendment

The partial amendment of the Articles of Incorporation is proposed to delete the provisions regarding preference shares and reduce the total number of authorized shares to the extent that has become unnecessary as a result of repayment of public funds in full, and also to diversify the measures to raise capital in case preference shares should possibly be issued in future.

2. Details of Amendment

The Articles of Incorporation before and after the proposed amendments are set forth in the attached Exhibit.

3. Schedule

The day on which the Shareholders Meeting is scheduled to be held for the proposed amendments to the Articles of Incorporation: June 28, 2007

The day on which the proposed amendments to the Articles of Incorporation are expected to become effective: June 28, 2007

Exhibit

Comparison Table of the Articles of Incorporation Before and After the Proposed Amendments

Before the Proposed Amendments	After the Proposed Amendments
(Total Number of Authorized Shares, etc.) Article 6. 1. The total number of shares the Corporation is authorized to issue shall be sixteen million five hundred fifteen thousand (16,515,000) shares. 2. The total number of shares the Corporation is authorized to issue shall consist of fifteen million (15,000,000) ordinary shares, thirty-five thousand (35,000) type 1 preference shares, one hundred thousand (100,000) type 2 preference shares, six hundred ninety-five thousand (695,000) type 3 preference shares, one hundred thirty-five thousand (135,000) type 4 preference shares, two hundred fifty thousand (250,000) type 5 preference shares and three hundred thousand (300,000) type 6 preference shares.	(Total Number of Authorized Shares, etc.) Article 6. 1. The total number of shares the Corporation is authorized to issue shall be fifteen million six hundred eighty four thousand one hundred one (15,684,101) shares. 2. The total number of shares the Corporation is authorized to issue shall consist of fifteen million (15,000,000) ordinary shares, fifty thousand one hundred (50,100) type 4 preference shares, one hundred sixty seven thousand (167,000) type 5 preference shares, seventy thousand one (70,001) type 6 preference shares, one hundred sixty seven thousand (167,000) type 7 preference shares, one hundred fifteen thousand (115,000) type 8 preference shares and one hundred fifteen thousand (115,000) type 9 preference shares.
(Preferred Dividends) Article 13. 1. In the event that the Corporation distributes dividends of surplus pursuant to Article 42 hereof, the Corporation shall distributes to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Share Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Share Pledgees"), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the "Preferred Dividends"), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 14 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.	(Preferred Dividends) Article 13. 1. In the event that the Corporation distributes dividends of surplus pursuant to Article 42 hereof, the Corporation shall distributes to the holders of preference shares (hereinafter referred to as the "Preference Shareholders") or the registered pledgees of preference shares (hereinafter referred to as the "Registered Preference Share Pledgees"), in preference to the holders of ordinary shares (hereinafter referred to as the "Ordinary Shareholders") or the registered pledgees of ordinary shares (hereinafter referred to as the "Registered Ordinary Share Pledgees"), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the "Preferred Dividends"), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 14 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.

Before the Proposed Amendments	After the Proposed Amendments
The type 1 preference shares: 10,500 yen per share The type 2 preference shares: 28,500 yen per share The type 3 preference shares: 13,700 yen per share The type 4 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 5 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 6 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares	The type 4 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 5 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 6 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 7 preference shares: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 8 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares The type 9 preference shares: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares
2. If the amount of cash dividends of surplus paid to the Preference Shareholders or the Registered Preference Share Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.	2. If the amount of cash dividends of surplus paid to the Preference Shareholders or the Registered Preference Share Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.
3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preference Shareholders or the Registered Preference Share Pledgees.	3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preference Shareholders or the Registered Preference Share Pledgees.

Before the Proposed Amendments	After the Proposed Amendments
(Preferred Interim Dividends) Article 14. In the event that the Corporation pays Interim Dividends pursuant to Article 43 hereof, the Corporation shall pay to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, Interim Dividends (hereinafter referred to as the "Preferred Interim Dividends") in the amounts set forth below, respectively. The type 1 preference shares: 5,250 yen per share The type 2 preference shares: 14,250 yen per share The type 3 preference shares: 6,850 yen per share The type 4 preference shares: amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares The type 5 preference shares: amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares The type 6 preference shares: amount not exceeding one-half of the amount of the Preferred Dividends per share and determined by resolution of the board of directors relating to the issuance of the shares	(Preferred Interim Dividends) Article 14. In the event that the Corporation pays Interim Dividends pursuant to Article 43 hereof, the Corporation shall pay to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, Interim Dividends (hereinafter referred to as the "Preferred Interim Dividends") in the amount not exceeding one-half of the amount of the Preferred Dividends per preference share and determined by resolution of the board of directors relating to the issuance of the shares.
(Liquidation Distributions of Residual Assets) Article 15. 1.In the event that the Corporation makes a liquidation distribution of residual assets, the Corporation shall make to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, a distribution in the amounts set forth below, respectively.	(Liquidation Distributions of Residual Assets) Article 15. 1.In the event that the Corporation makes a liquidation distribution of residual assets, the Corporation shall make to the Preference Shareholders or the Registered Preference Share Pledgees, in preference to the Ordinary Shareholders or the Registered Ordinary Share Pledgees, a distribution of 3,000,000 yen per preference share.

Before the Proposed Amendments	After the Proposed Amendments
The type 1 preference shares: 3,000,000 yen per share The type 2 preference shares: 3,000,000 yen per share The type 3 preference shares: 1,000,000 yen per share The type 4 preference shares: 3,000,000 yen per share The type 5 preference shares: 3,000,000 yen per share The type 6 preference shares: 3,000,000 yen per share	
2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Share Pledgees.	2. Other than a distribution mentioned in the foregoing Paragraph, no liquidation distribution shall be made to the Preference Shareholders or the Registered Preference Share Pledgees.
(Provisions for Acquisition) Article 16. The Corporation may acquire a part or the whole of the type 5 preference shares or the type 6 preference shares (i) on or after such day as shall be reasonably determined by resolution of the board of directors by the time such preference shares are first issued, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, etc. In the event that a part of such preference shares are acquired, the preference shares to be acquired shall be decided by lottery or by proportional allotment.	(Provisions for Acquisition) Article 16. The Corporation may acquire a part or the whole of the type 5 preference shares, the type 6 preference shares, the type 8 preference shares or the type 9 preference shares (i) on or after such day as shall be reasonably determined by resolution of the board of directors by the time such preference shares are first issued, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preference shares, etc. In the event that a part of such preference shares are acquired, the preference shares to be acquired shall be decided by lottery or by proportional allotment.

Before the Proposed Amendments	After the Proposed Amendments
(Request for Acquisition of Shares) Article 19. 1. A Preference Shareholder of the type 1 preference shares, the type 2 preference shares or the type 3 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The period during which the acquisition may be requested (hereinafter referred to as the "Acquisition Request Period") and the terms and conditions of acquisition are as stipulated in the resolution made in accordance with the provisions of Article 365 of the old Commercial Code, of a shareholders meeting of Sumitomo Mitsui Banking Corporation.	(Deleted)
2. A Preference Shareholder of the type 4 preference shares or the type 5 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The Acquisition Request Period and the terms and conditions of acquisition shall be reasonably determined by resolution of the board of directors by the time of the first issuance of the relevant preference shares.	(Request for Acquisition of Shares) Article 19. 1. A Preference Shareholder of the type 4 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The period during which the acquisition may be requested (hereinafter referred to as the "Acquisition Request Period") and the terms and conditions of acquisition shall be reasonably determined by resolution of the board of directors by the time of the first issuance of the relevant preference shares.

Before the Proposed Amendments	After the Proposed Amendments
(Newly established)	2. A Preference Shareholder of the type 5 preference shares or the type 7 preference shares may request the Corporation to acquire his or her preference shares in exchange for ordinary shares. The Acquisition Request Period in such case shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares, provided that the last day of such Acquisition Request Period shall fall within twenty five (25) years after the date of issuance of the relevant preference shares. The number of ordinary shares to be delivered in exchange for acquisition of the relevant preference shares shall be obtained by dividing the amount of the subscription price of the relevant preference shares by the amount fixed in a manner as reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares (hereinafter referred to as the "Acquisition Rights Exercise Price"). Provided, however, that the initial Acquisition Rights Exercise Price shall be determined by reference to the amount regarded to be appropriate in light of market price, etc., and provided further that any fraction of less than one share arising as a result of calculation of the number of ordinary shares to be delivered pursuant to the foregoing shall be treated in accordance with the provisions of Article 167 of the Corporation Law. Other terms and conditions of acquisition shall be reasonably determined by a resolution of the board of directors by the time of the first issuance of the relevant preference shares.

Before the Proposed Amendments	After the Proposed Amendments
(Mandatory Acquisition) Article 20. 1.Any type 1 preference share, type 2 preference share or type 3 preference share with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the "Mandatory Acquisition Date"), in exchange for such number of ordinary shares as is obtained by dividing the corresponding amount set forth below by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than, in the case of the type 1 preference shares or the type 2 preference shares, five hundred thousand yen (¥500,000) or, in the case of the type 3 preference shares, two hundred fifty-eight thousand three hundred thirty yen (¥258,330), then a preference share shall be acquired by the Corporation in exchange for such number of ordinary shares as is obtained by dividing the corresponding amount set forth below by the relevant amount described above: The type 1 preference shares: 3,000,000 yen per share The type 2 preference shares: 3,000,000 yen per share The type 3 preference shares: 1,000,000 yen per share	(Deleted)

Before the Proposed Amendments	After the Proposed Amendments
	(Mandatory Acquisition) Article 20.
2. Any type 4 preference share or type 5 preference share with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the Mandatory Acquisition Date, in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five hundred thousand yen (¥500,000) determined by resolution of the board of directors relating to the issuance of the relevant preference shares, then a preference share shall be acquired by the Corporation in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by such amount determined by such resolution.	1. Any type 4 preference share, type 5 preference share or type 7 preference share with respect to which acquisition has not been requested during the Acquisition Request Period shall be mandatorily acquired by the Corporation, as of the date immediately following the last day of the Acquisition Request Period (hereinafter referred to as the "Mandatory Acquisition Date"), in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by the average of the daily closing prices (including quoted prices (kehai hyoji) if no closing prices are reported) per share of the Corporation's ordinary shares by regular transactions at the Tokyo Stock Exchange for the thirty (30) trading days (disregarding trading days on which no such closing prices are available) commencing on the day forty-five (45) trading days prior to the Mandatory Acquisition Date. The average price shall be calculated in yen and rounded down to the nearest ten and thereafter rounded to the nearest hundred (50 being rounded upwards). Provided, however, that if such average price is less than the amount not less than five hundred thousand yen (¥500,000) determined by resolution of the board of directors relating to the issuance of the relevant preference shares, then a preference share shall be acquired by the Corporation in exchange for such number of ordinary shares as is obtained by dividing the amount of subscription price per share paid for the preference share by such amount determined by such resolution.
3. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing two Paragraphs shall be treated in accordance with the provisions of Article 234 of the Corporation Law.	2. Any fraction of less than one share arising as a result of calculation of the number of ordinary shares pursuant to the foregoing Paragraph shall be treated in accordance with the provisions of Article 234 of the Corporation Law.

Exhibit A3(c)

The original texts of this press release are prepared in the Japanese language, and this translation is only provisional.

Central Finance Co., Ltd.
Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation
Sumitomo Mitsui Card Co., Ltd.
QUOQ Inc.
Mitsui & Co., Ltd.

Central Finance, Sumitomo Mitsui Financial Group and Mitsui & Co., Ltd. to Form Strategic Alliance in Consumer Finance Business

TOKYO, April 27,2007 --- Central Finance Co., Ltd. (CF, President & Representative Director: Tatsuo Tsuchikawa), Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama), Sumitomo Mitsui Banking Corporation (SMBC, President: Masayuki Oku), Sumitomo Mitsui Card Co., Ltd. (SMCC, President: Koichi Tsukihara), QUOQ Inc. (QUOQ, President: Shinpei Nihei) and Mitsui & Co., Ltd. (Mitsui, President & CEO: Shoei Utsuda) today reached an agreement to establish a comprehensive capital and business alliance for developing one another's businesses centered on the consumer finance business.

1. Purpose of the alliance

In recent years, the business environment of the consumer finance industry, including consumer installment credit and credit cards, has become increasingly severe. Consumer finance companies have been experiencing a shrinking consumer installment credit market due mainly to the spread of the use of credit cards and a rapidly changing credit card market arising chiefly from rising systems investments and heating-up of competition with companies from different industries entering the market. Furthermore, the industry is facing urgent issues such as overpayment refund claims and the revision of the upper limit on interest rates in association with the revision of the Money Lending Control Law. In addition, the momentum toward the revision of the Installment Sales Law is also growing. Under such circumstances, consumer finance companies' most pressing need right now is to overhaul their conventional operations.

Meanwhile, domestic consumer spending, totaling about 300 trillion yen, is on the rise thanks to the recovering economy, and the consumer finance market is expected to grow substantially over the medium to long term. In addition, consumer needs for varied settlement and financial services are increasing, reflecting the diversification of consumers' sense of values and lifestyles, development of IT and an expansion of new frontiers such as the small-amount settlement market. In order to strengthen their presence in the market, consumer finance companies are now required to quickly and flexibly provide financial solutions which meet the varying consumer needs.

With these recognitions of the current business environment, CF, SMFG, SMBC, SMCC, QUOQ and Mitsui (hereinafter the "alliance partners") today reached an agreement to enter into a strategic alliance in the consumer finance business. The alliance partners aim to provide quality products and services that accurately respond to customer needs. To this end, as strategic partners, the alliance partners will leverage this comprehensive partnership, utilize one another's special features, know-how and experience, brands, customer base, etc., which they have developed separately in their respective businesses of "consumer installment credit," "credit card," "banking," and "trade." Through this capital and business alliance, the alliance partners will also strive to further raise the value of their businesses.

2. Outline of the alliance

CF, a credit company based in the Chubu region, is engaged in consumer installment credit and auto loans through its member stores, including major chain stores with nationwide networks and leading local companies. In the card business, CF has issued CF cards and other wide-ranging cards under alliances with railway companies, travel agencies, oil and automobile-related companies, department stores, shopping centers, etc. Hence, CF has an abundant lineup of products and a solid customer base in the consumer finance business.

SMCC, an SMFG group company, boasts a brand strength as one of Japan's leading quality cards, and is actively engaged in businesses in new markets, such as small-amount settlements, and card processing on a consignment basis. QUOQ, with the largest transaction volume in the consumer installment credit industry, proactively promotes businesses, such as collection agency services using Japan's largest network of cooperative financial institutions, and a unique, small-debt purchase program for bulk purchasing of large volume, small-lot accounts receivable and monthly tutorial fees. SMBC, with a broad customer base of about 26 million individual clients and a nationwide office and ATM networks, centered on the Tokyo Metropolitan and Kansai areas, is strong in settlement and finance services for individuals, consulting business, loans to small and medium-sized companies, and providing various financial solutions.

Mitsui is engaged in a broad range of operations both in domestic and in overseas markets, including consumer-related businesses, and is strong in providing comprehensive solutions with combined services such as marketing, financing, logistics, and risk management. Through these services, Mitsui has established a strong network of influential partners and affiliates in Japan and abroad and demonstrated its comprehensive capability based on a broad customer base and deep knowledge in each business domain.

Under the comprehensive partnership, the alliance partners will enhance, expand and develop their operational footings by capitalizing on their strength and leveraging each other's business resources. To achieve this, they will discuss and realize a broad range of business alliances, including those described below. Specific details of the business alliances will be deliberated at an "Alliance Promotion Committee," which is planned to be established.

(1) Outline of alliance between CF and SMCC
- SMCC will help CF improve products and services, including gold and platinum card services.
- CF will use its know-how to help SMCC strengthen its personal loan business
- Both partners will cooperate with each other in the commercial card business.
- Both partners will cooperate with each other to increase merchants using their sales office networks.
- Both partners will consider jointly operating administration and systems departments and jointly developing next-generation systems.

(2) Outline of alliance between CF and QUOQ
- Both partners will cooperate across the board in the credit card business, including providing know-how on increasing card membership and raising card utilization rate as well as mutual cooperation in establishing business infrastructures.
- Both partners will help each other in consumer installment credit and collection agency businesses.
- QUOQ will provide CF with know-how on small-debt purchase program.
- CF will provide QUOQ with know-how about personal loan business.

(3) Outline of alliance between CF and SMBC
- SMBC will introduce to its customers various CF products and services, including issuing of cards issued under alliances with other companies.
- CF will introduce to its customers various SMBC products and services, including loans and settlement services.
- SMBC will support CF in its fund raising and its use of financial services such as securitization of claims.

(4) Outline of alliance between CF and Mitsui
- CF and Mitsui will mutually introduce their products and services to their corporate customers and affiliated companies.
- Both companies will consider jointly operating a credit card business and a consumer installment credit business overseas, centered on Asia.
- Both companies will consider launching a new business by combining CF's know-how of financial products and services and Mitsui's business development capability and networks.

Taking advantage of the alliance, SMFG and Mitsui will promote collaboration in domestic and overseas consumer finance businesses by sharing their customer bases and know-how, introducing each other's products and services, implementing personnel exchange, and mutually utilizing business resources.

3. Outline of capital alliance

In order to make the business alliance stronger and maximize its effect as well as to establish a long-term cooperative relationship, CF, SMFG, SMBC, QUOQ and Mitsui will execute a capital alliance as follows.

(1) Investment in CF by SMFG, SMBC and Mitsui

SMFG, SMBC and Mitsui plan to acquire both common shares and convertible bonds issued by CF through a third-party allocation.

SMBC intends to convert the acquired convertible bonds into common shares after CF completes all the requirements of the Banking Law and other relevant laws.

Also, Mitsui may convert the acquired convertible bonds into common shares taking into consideration such factors as earnings results, business environment of CF and so on.

1) Issuance of common shares by CF
- i) Number of shares to be issued: 31,638,000 shares
- ii) Aggregate amount of issue price: JPY 19,204,266,000
- iii) Company and the number of shares to be allocated:
  - a) SMFG: 12,706,000 shares
    (Amount to be paid: JPY 7,712,542,000)
  - b) SMBC: 6,226,000 shares
    (Amount to be paid: JPY 3,779,182,000)
  - c) Mitsui: 12,706,000 shares
    (Amount to be paid: JPY 7,712,542,000)
- iv) Payment date: May 14, 2007

After the issuance and purchase of common shares, SMFG's, SMBC's and Mitsui's shares of the total voting rights of CF will be approximately 10%, approximately 5% and approximately 10%, respectively.

2) Issuance of convertible bonds by CF
- i) Total amount to be issued: JPY 19,500,000,000
- ii) Company and the amount of bonds to be allocated:
  - a) SMBC: JPY 7,900,000,000
  - b) Mitsui: JPY 11,600,000,000
- iii) Payment date: May 14, 2007

When all the convertible bonds are converted into common shares at the initial conversion price and combined with the common shares issued as described in 1), SMFG's, SMBC's and Mitsui's shares of the total voting rights of CF will be approximately 8%, approximately 12% and approximately 20%, respectively. After the acquisition, it is planned that the nominees appointed by SMFG and Mitsui will become executive officers of CF.

The fund raised by CF through the capital alliance will be used for strengthening CF's financial base, such as increasing its capital and reducing debts; as well as for making investments indispensable for the strategic business development of CF, such as acquiring QUOQ's shares to be described in (2), which is necessary for expanding CF's earnings base; and IT systems investment necessary for improving its operational efficiency and risk management.

(2) Investment in QUOQ by CF

CF plans to acquire common shares of QUOQ worth JPY 7,500,000,000 through a third-party allocation. New common shares will be issued and allocated to CF on the approval of the shareholders at the annual shareholders meeting of QUOQ.

In addition, CF and QUOQ will hold discussions on a merger by April 1, 2009, in order to maximize the synergy of the capital and business alliance and to further strengthen their profitability.

1) Issuance of common shares by QUOQ
   i) Number of shares to be issued: 480,000 shares
   ii) Aggregate amount of issue price: JPY 7,500,000,000
   iii) Company and the number of shares to be allocated: CF 480,000 shares
   iv) Payment date: July 2, 2007

   After the common share issuance, QUOQ will be an equity method affiliated company of CF who will have approximately 20% share of its total voting rights. After the acquisition, nominees appointed by CF will become executive officers of QUOQ.

4. Schedule

April 27, 2007 :	Conclusion of capital and business alliance agreement
May 8, 2007:	Conclusion of CF shares and underwriting agreement for convertible bonds Conclusion of underwriting agreement for QUOQ shares
May 14, 2007:	Issuance of common shares and convertible bonds by CF
June 21, 2007:	Approval of new share issuance at the annual shareholders meeting of QUOQ
July 2, 2007:	Issuance of common stocks by QUOQ

* Each procedure will be implemented in accordance with stipulations of relevant laws and regulations.

5. Earnings outlook

The effects of this alliance on each company's earnings are unclear as of April 27, 2007 and will be announced, if necessary, following the deliberation of the alliance partners.

(Appendices)

- Overview of Central Finance Co., Ltd.

Corporate name	Central Finance Co., Ltd.
Main businesses	Credit card, consumer installment credit, personal loan, guarantee and money collection agency service
Establishment date	January 28, 1960
Location	3-20-27 Nishiki, Naka-ku, Nagoya-shi, Aichi-ken
Representative	Tatsuo Tsuchikawa, President and Representative Director
Capital	9,686 million yen (as of September 30, 2006)
Employees	2,407 (consolidated, as of September 30, 2006)
Main shareholders and their equity ratio	Japan Trustee Services Bank Ltd. (8.44%) Mitsubishi-Tokyo UFJ Bank Co., Ltd. (4.84%) The Chuo Mitsui Trust and Banking Co., Ltd. (4.83%) (as of September 30, 2006)

- Overview of Sumitomo Mitsui Financial Group, Inc.

Corporate name	Sumitomo Mitsui Financial Group, Inc.
Main business	Management of the affairs of banking subsidiaries and of non-bank subsidiaries, and ancillary functions
Establishment date	December 2, 2002
Location	1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo
Representative	Teisuke Kitayama, President
Capital	1,420,877 million yen (as of September 30, 2006)
Employees	41,936 (consolidated, as of September 30, 2006)
Main shareholders and their equity ratios	Japan Trustee Services Bank Ltd. (trust account) (6.06%) The Master Trust Bank of Japan, Ltd. (trust account) (5.56%) The Chase Manhattan Bank NA London (2.66%) (as of September 30, 2006)

- Overview of Sumitomo Mitsui Banking Corporation

Corporate name	Sumitomo Mitsui Banking Corporation
Main business	Banking
Establishment date	June 6, 1996
Location	1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo
Representative	Masayuki Oku, President
Capital	664,986 million yen (as of September 30, 2006)
Employees	16,686 (non-consolidated, as of September 30, 2006)
Main shareholders and their equity ratios	Sumitomo Mitsui Financial Group, Inc. (100.00%) (as of September 30, 2006)

- Overview of Sumitomo Mitsui Card Co., Ltd.

Corporate name	Sumitomo Mitsui Card Co., Ltd.
Main businesses	Credit cards, loans, guarantee and gift cards
Establishment date	December 26, 1967
Location	4-5-15, Imahashi, Chuo-ku, Osaka-shi, Osaka
Representative	Koichi Tsukihara, President
Capital	34,000 million yen (as of September 30, 2006)
Employees	1,914 (non-consolidated, as of September 30, 2006)
Main shareholders and their equity ratios	Sumitomo Mitsui Financial Group, Inc. (66.0%) NTT DoCoMo, Inc. (34.0%) (as of September 30, 2006)

- Overview of QUOQ Inc.

Corporate name	QUOQ Inc.
Main businesses	Consumer installment credit, personal loan, guarantee and money collection agency service
Establishment date	April 5, 1978
Location	Sumitomo Fudosan Mita Twin Buildings West Hall, 3-5-27 Mita, Minato-ku, Tokyo
Representative	Shinpei Nihei, President
Capital	1,000 million yen (as of September 30, 2006)
Employees	1,484 (non-consolidated, as of September 30, 2006)
Main shareholders and their equity ratio	Ginsen Co., Ltd. (21.3%) Sumitomo Mitsui Banking Corporation (13.8%) Sumitomo Mitsui Card Co., Ltd. (10.0%) (as of September 30, 2006)

- Overview of Mitsui & Co., Ltd.

Corporate name	Mitsui & Co., Ltd.
Main business	Trading company
Establishment date	July 25, 1947
Location	2-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
Representative	Shoei Utsuda, President and CEO
Capital	295,797 million yen (as of September 30, 2006)
Employees	42,018 (consolidated, as of September 30, 2006)
Main shareholders and their equity ratios	The Master Trust Bank of Japan, Ltd. (trust account) (10.12%) Japan Trustee Services Bank, Ltd. (trust account) (8.9%) Mitsui Life Insurance Co., Ltd. (2.66%) (as of September 30, 2006)

- Overview of the business alliance



SMFG
SMBC
SMCC
QUOQ
Mitsui
CF
Customer base: 26 million individual clients mainly in Tokyo Metropolitan and Kansai areas
Revitalization of CF card leveraging the Visa brand
Consideration of merger by April of 2009
Broad business franchise both in domestic and in overseas markets
Synergy of the business alliance
Providing new payment services and expanding collaboration
Expanding network of member stores and increasing number of customers
Reducing cost through streamlining
Expanding business scope and increasing profits

- Overview of the capital alliance



SMFG
SMBC
Mitsui
Common shares: About 7.71 billion yen
Common shares: About 3.77 billion yen
CB: 7.9 billion yen
Common shares: About 7.71 billion yen
CB: 11.6 billion yen
CF
Common shares: 7.5 billion yen
QUOQ
Common shares
Convertible bonds (CB)

- Voting rights ratio in CF after completion

Allocation	After issuance of common shares		After conversion of convertible bonds	
	No. of voting rights	Ratio of voting rights	No. of voting rights	Ratio of voting rights
SMFG	12,706	10.00%	12,706	7.98%
SMBC	6,226	4.90%	19,240	12.09%
Mitsui	12,706	10.00%	31,816	19.99%

Note: The voting rights ratio after the increase in common shares is based on the ratio as of September 30, 2006 and the following conditions:
(1)the increase in the number of voting rights (504 shares), as a consequence of Central Finance Aomori having delivered the CF shares to a third party during the period from October 1, 2006 to March 31, 2007, and;
(2)the increase in voting rights planned to be allocated to a third party this time.
The voting rights ratio after the conversion of convertible bonds is calculated based on the increase in voting rights in the case all convertible bonds are converted at the initial conversion price.

平成19年4月27日

各　位

株式会社セントラルファイナンス
（コード番号　8588）
株式会社三井住友フィナンシャルグループ
（コード番号　8316）
株式会社三井住友銀行
三井住友カード株式会社
株式会社クオーク
三井物産株式会社
（コード番号　8031）

セントラルファイナンス、三井住友フィナンシャルグループ、及び三井物産によるコンシューマーファイナンス事業における戦略的提携について

株式会社セントラルファイナンス（代表取締役社長：土川　立夫、以下「ＣＦ」）、株式会社三井住友フィナンシャルグループ（取締役社長：北山　禎介、以下「ＳＭＦＧ」）及びその関連する子会社、関連会社（株式会社三井住友銀行（頭取：奥　正之、以下「三井住友銀行」）、三井住友カード株式会社（代表取締役社長：月原　紘一、以下「三井住友カード」）、株式会社クオーク（代表取締役社長：仁瓶　眞平、以下「クオーク」））、及び三井物産株式会社（代表取締役社長：槍田　松瑩、以下「三井物産」）は、コンシューマーファイナンス事業を機軸としたビジネスの相互発展に向けて、包括的な資本業務提携（以下「本提携」）を行うことについて、本日、合意いたしましたので、以下のとおりお知らせいたします。

記

1. 提携の趣旨及び目的

近年、個品割賦やクレジットカードをはじめとするコンシューマーファイナンス事業を取り巻く環境は、厳しさを増しています。個品割賦市場は、クレジットカードへの決済シフト等の影響で市場は縮小トレンドにある一方、クレジットカード市場についても、システム投資負担の増大や、業態の枠を超えた競争が激しさを増すなど、大きな激動期に入っています。更に、過払利息金返還請求問題や貸金業規制法の改正による上限金利の見直し、割賦販売法の見直し機運の高まり等への対応が喫緊の課題となっており、従来のコンシューマーファイナンス事業の業務運営の抜本的な見直しが急務となっています。

一方で、約300兆円に及ぶ国内消費支出は景気回復を背景に拡大基調にあり、コンシューマーファイナンス市場も中長期的な高い成長が望まれます。個人の価値観・ライフスタイルの多様化に加え、ＩＴ技術の進展や、小額決済マーケット等の新たなフロンティアの拡大を受け、消費者による多彩な決済・ファイナンス手段の活用ニーズが増大する中で、今後クレジット会社が市場でのプレゼンスを拡大する上で、こうした多様に変化するニーズにこたえるファイナンスソリューションを迅速かつ柔軟に提供することが不可欠と認識しています。

このような環境認識のもと、本日、ＣＦ、ＳＭＦＧ、三井住友銀行、三井住友カード、クオーク、及び三井物産（以上を総称して以下「提携各社」）の6社は、コンシューマーファイナンス事業において、戦略的提携を行うことに合意しました。提携各社は、それぞれを戦略的パートナーと位置付け、包括的な提携関係を通じ、「信販」「カード」「銀行」「商社」というカテゴリーで独自に培ってきたお互いの特色、ノウハウ・経験、ブランド、顧客基盤等を相互に活用することにより、

お客様のニーズに的確にこたえた良質の商品・サービスの提供を行っていきます。提携各社は、このような資本業務提携を通じて、事業価値の一層の向上に努めます。

2. 業務提携の概要

ＣＦは、中部圏を基盤としたクレジット会社であり、全国ネットの販売店網を有する大手加盟店から地元の有力企業まで幅広いネットワークを通じ、ショッピングクレジットやオートローンといった個品割賦事業を展開しています。また、カード事業においても、ＣＦカードや、鉄道、旅行、石油及び自動車関連、百貨店・ショッピングセンター等多岐にわたる提携カードの発行実績があり、コンシューマーファイナンス事業における豊富な品揃えと、確かな顧客基盤を有しています。

ＳＭＦＧグループの三井住友カードは、本邦トップクラスのクオリティカードとしてのブランド力を有しており、小額決済等ニューマーケットへの取り組みやカード業務受託についても積極的に事業を展開しています。また、クオークは、信販業界でトップクラスの取扱量を誇るショッピングクレジットを中心に、日本最大規模の提携金融機関ネットワークを活かした集金代行業務や大量小口の売掛金・月謝等の債権を一括して買い取りする独自の小口債権買取スキーム等の事業を積極的に展開しています。さらに、三井住友銀行は、首都圏・関西圏を中心に、約2,600万人の顧客基盤と広範な店舗・ATMネットワークを有しており、個人向けの決済・ファイナンス事業やコンサルティングビジネス、中堅・中小企業向け貸出や各種金融ソリューションの提供等の分野に強みを発揮しています。

三井物産は、国内及び海外にてコンシューマー向け事業を含む広範な事業領域にわたり業務を展開しており、マーケティング、金融、物流、リスクマネジメント等の機能を組み合わせた総合的なソリューション提供を強みとしています。これらの機能を通じて国内外の有力取引先並びに関係会社と強いネットワークを構築し、顧客基盤と各事業領域における知見を基に総合力を発揮しています。

提携各社は、包括的な提携関係を通じ、これらの各社の強みを生かし、経営資源を相互に活用することで、それぞれの事業基盤の強化・拡充・発展のために、下記に記載する内容をはじめとする幅広い業務提携（以下「本業務提携」）を検討し、実現していきます。なお、業務提携の具体的内容については、今後「提携推進委員会」を設置し、協議を行う予定です。

(1) ＣＦと三井住友カードとの提携の概要

- 三井住友カードは、ゴールドカードやプラチナカード分野を含め、ＣＦの商品･サービスの向上のために必要な協力を行います。
- ＣＦは、個人ローン事業におけるノウハウを活用し、三井住友カードの個人ローン事業の強化のために必要な協力を行います。
- 法人カード事業において相互に協力を行います。
- 両社の営業拠点網を活用したカード加盟店の獲得において相互に協力を行います。
- 事務･システム部門の共同化や次世代システムの共同開発につき検討を行います。

(2) ＣＦとクオークとの提携の概要

- カード会員募集やカード稼働率の向上に関するノウハウの相互供与、事業インフラの整備における相互協力を行うことを含め、クレジットカード事業全般において相互に連携・協力します。
- 商品･サービスに関するノウハウを相互に提供することを含め、個品割賦事業及び集金代行事業において相互に協力します。
- クオークの小口債権買取スキームに関するノウハウをＣＦに提供します。
- ＣＦの個人ローン事業に関するノウハウをクオークに提供します。

(3)　ＣＦと三井住友銀行との提携の概要

- 三井住友銀行は、三井住友銀行のお客さまに対し、提携カードの発行などＣＦの有する各種商品・サービスを紹介します。
- ＣＦは、ＣＦのお客さまに対し、融資・決済サービスなど三井住友銀行の有する各種商品・サービスを紹介します。
- 三井住友銀行は、ＣＦの資金調達や債権流動化など各種金融サービスの利用に協力します。

(4) ＣＦと三井物産との提携の概要

- ＣＦ及び三井物産は、双方の取引先及び関係会社等に対し、両社が有する商品・サービスを紹介します。
- 両社は、アジアを中心とした海外におけるクレジットカード事業、ショッピングクレジット事業の共同展開を検討します。
- 両社は、ＣＦの金融商品・サービスに関するノウハウと、三井物産の事業開発能力・ネットワークを相互に提供し、新規事業を検討します。

なお、ＳＭＦＧと三井物産は本提携を契機とし、国内外におけるコンシューマーファイナンス事業全般について、顧客基盤・ノウハウ等の共有、相互の商品・サービスの紹介、人事交流等、経営資源の相互活用等により協働を推進していきます。

3. 資本提携の概要

業務提携をより強固なものとし、その効果を最大限に発揮するとともに、長期的な協力関係を構築するために、ＣＦ、ＳＭＦＧ、三井住友銀行、クオーク、及び三井物産は以下の内容の資本提携（以下「本資本提携」）を実施します。

(1)　ＳＭＦＧ、三井住友銀行、及び三井物産によるＣＦへの出資

ＳＭＦＧ、三井住友銀行、及び三井物産は、ＣＦの普通株式を第三者割当の方法により引受ける予定です。また、三井住友銀行及び三井物産は、ＣＦが発行する転換社債型新株予約権付社債を、第三者割当の方法により取得する予定です。
なお、三井住友銀行は、取得する転換社債型新株予約権付社債について、ＣＦによる銀行法及びその他法令上の諸条件等への対応が完了次第、普通株式に転換する予定です。
また、三井物産も、同社の取得する転換社債型新株予約権付社債につき、ＣＦの決算、経営環境、及びその他諸般の事情を勘案して、随時普通株式に転換する可能性があります。

① ＣＦによる普通株式の発行

i)	発行新株式数	31,638,000 株		
ii)	発行価額総額	19,204,266,000 円		
iii)	割当先及び割当株式数	a) ＳＭＦＧ	12,706,000 株	
			（払込価額：7,712,542,000 円）	
		b) 三井住友銀行	6,226,000 株	
			（払込価額：3,779,182,000 円）	
		c) 三井物産	12,706,000 株	
			（払込価額：7,712,542,000 円）	
iv)	払込期日	平成 19 年 5 月 14 日		

今回の普通株式の発行後、議決権総数に対するＳＭＦＧの議決権比率は約 10%、三井住友銀行の議決権比率は約 5%、三井物産の議決権比率は約 10%となります。

② ＣＦによる転換社債型新株予約権付社債の発行

i)　社債の総額　19,500,000,000円

ii)　割当先及び割当金額　a)三井住友銀行　7,900,000,000円
b)三井物産　11,600,000,000円

iii)　払込期日　平成19年5月14日

①の普通株式の発行と併せて、今回発行する転換社債型新株予約権付社債の全てが当初行使価格にて株式に転換された場合、議決権総数に対するＳＭＦＧの議決権比率は約8%、三井住友銀行の議決権比率は約12%、三井物産の議決権比率は約20%となります。なお、今回の出資後、ＳＭＦＧ及び三井物産の指名する者がＣＦの執行役員に就任する予定です。

本資本提携によりＣＦが調達する資金については、ＣＦの自己資本の充実や有利子負債の削減など、ＣＦの財務体質の強化に充当するとともに、ＣＦの収益基盤拡大に必要となる下記(2)に掲げるクオーク株式の取得や、業務効率改善やリスク管理充実のために必要となるシステム投資など、ＣＦの戦略的ビジネス展開に不可欠な投資に充当される予定です。

なお、詳細につきましては、本日付で公表しています株式会社セントラルファイナンス「第三者割当による新株式発行及び無担保転換社債型新株予約権付社債発行並びに主要株主の異動に関するお知らせ」をご参照ください。

(2)　ＣＦによるクオークへの出資

ＣＦは、本提携の一環として、クオークの普通株式を、第三者割当の方法により、総額75億円引受ける予定です。クオークの定時株主総会にて第三者割当増資についての承認を得られ次第、ＣＦに対する第三者割当増資を実施する予定です。

また、ＣＦとクオークは、資本業務提携によるシナジーを最大化し、一層の収益力強化を図るために、平成21年4月1日までの合併実現を目指して、今後検討を進める予定です。

① クオークによる普通株式の発行

i)　発行新株式数　480,000株

ii)　発行価額総額　7,500,000,000円

iii)　割当先及び割当株式数　ＣＦ　480,000株

iv)　払込期日　平成19年7月2日

今回の普通株式の発行後、議決権総数に対するＣＦの議決権比率は約20%となり、クオークはＣＦの持分法適用会社となります。併せて、今回の出資後、ＣＦの指名する者がクオークの執行役員に就任する予定です。

4.　スケジュール（予定）

平成19年4月27日（本日）	資本業務提携契約の締結
平成19年5月8日	ＣＦ株式及び転換社債型新株予約権付社債引受契約の締結
	クオーク株式引受契約の締結
平成19年5月14日	ＣＦによる普通株式及び転換社債型新株予約権付社債の発行
平成19年6月21日	クオークの株主総会において新株発行の承認
平成19年7月2日	クオークによる普通株式の発行

※　それぞれの手続きは、法令等の定めに基づき、実施する予定です。

5.　今後の業績見通し

本提携が提携各社の業績に与える影響については、現段階では未定です。今後の検討･協議を踏まえ必要に応じて速やかに開示いたします。

【ご参考】本件に関連する本日付公表のその他のリリース

セントラルファイナンス
①「第三者割当による新株式発行及び無担保転換社債型新株予約権付社債発行並びに主要株主の異動に関するお知らせ」
②「会社分割に関するお知らせ」

以　上

Sumitomo Mitsui Financial Group, Inc

Announcement of New Medium-term Management Plan

TOKYO, April 27, 2007 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that it has launched a new medium-term management plan, **"LEAD THE VALUE" plan,** for the coming three years from fiscal 2007 to 2009 given the completion of repayment of public funds last October and in response to the greatly changed business environment, including the economic situation and competitive environment.

In the new medium-term management plan, the basic policy of SMFG is to aim for a **globally competitive financial services group with the highest trust** by maximizing its strengths – "**Spirit of Innovation,**" "**Speed**" and "**Solution & Execution** ." Under this basic policy, SMFG has set the following three goals.

1. Aim for top quality in growth business areas
2. Realize solid financial base as a global player
3. Increase return to shareholders.

SMFG and its group companies ("the Group") will make every effort to achieve the goals of the medium-term management plan in order to realize sustainable growth and higher corporate value.

The outline of the new medium-term plan is as follows.

1. Growth Strategies

SMFG will implement strategic initiatives centered on **"strengthening targeted growth business areas"** and **"fortifying platform to support sustainable growth."**

(1) Strengthen targeted growth business areas

SMFG will focus on business areas with high growth potential and achieve **top quality** in such areas by creating added values that exceed customers' expectations, thereby realizing **sustainable growth**. Under the medium-term management plan, SMFG will especially strengthen the following seven growth areas.

A) Financial consulting for individuals

SMFG has been strengthening the financial consulting business for individuals as a strategic business area and expects the market to continue to expand steadily and client needs to become more diversified and sophisticated due to macro-trends such as advances in deregulation, regulatory system changes, and shrinking and aging population.

SMFG will **develop new products and services** in a timely manner in response to the diversified needs of customers amid changing business environment, such as deregulation, and also **increase marketing channels and the number of financial consultants.** At the same time, SMFG will establish a business model to offer individual customers **"one-stop shopping"** of various financial services such as investment trusts, insurance products, securities, trust services and other products and services as their sales are deregulated.

B) Solution providing for corporations

SMFG has been strengthening its ability to provide solutions to corporate customers as a strategic business area by expanding the lineup of unsecured loan products to small- and medium-sized enterprises, strengthening investment banking, and establishing the Corporate Advisory Dept. within Sumitomo Mitsui Banking Corporation (SMBC). SMFG expects the demand for solutions for solving corporate customers' managerial issues such as various types of funding according to growth stage, business succession due to generational changes and so on.

In order to **strengthen coverage of business areas where needs of individual customers and corporate customers co-exist, such as private banking, workplace banking and business succession consulting,** SMBC established Private Advisory Dept. at SMBC in April 2007. SMBC also established a Merchant Banking Dept. to **nurturing growth companies through equity or other investments.** Through these initiatives, SMFG will **provide more sophisticated solutions** to meet the rising demand for such services.

<Private Advisory (PA) Dept. and Corporate Advisory (CA) Dept.>


Financial consulting for individuals
Solution providing for corporations
Investment banking
PA Dept.
Since Apr. 2007
✓ Strengthen coverage in business areas where needs of individual customers and corporate customers co-exist
Private banking
Workplace banking
Business succession consulting
CA Dept.
Since Apr. 2006
✓ Promote solution providing to corporate customers on their managerial issues
M&A
Fund raising
Capital management

C) **Focused business areas in global markets**

SMFG will strengthen initiatives in (a) **specific growth industries** in which the needs for fund raising or business consolidation are expected to expand globally, (b) **Asia, a region which continues to demonstrate a remarkable economic growth, and** (c) **specific products and services with global competitive advantages**, such as project finance and ship finance. In order to become **one of the top global banks in debt-related businesses in focused areas**, SMFG will further expand business franchises through measures including strategic alliances and M&As, strategic allocation of human resources, and establishment of a global business promotion system.

<SMFG's focus in global business expansion>


Specific industries
< Automobile, energy & natural resources, etc. >
Products with competitive advantages
< Project finance, ship finance, etc.>
High growth region
< Asia >

D) Payment & Settlement service, Consumer finance

IT technology for payment and settlement is becoming more sophisticated as symbolized by the rapid diffusion of electronic money. SMFG intends to lead this trend and provide its customers with innovative, convenient and secure payment & settlement services.

In consumer finance, SMFG, with the vision of **"further leap forward as an industry leader,"** will strengthen its credit card business centered on Sumitomo Mitsui Card Company, Limited through **aggressive growth strategies including further alliances.** Further, SMFG will continue to strengthen collaborative business with Promise Co., Ltd. in order to meet the sound financial needs of consumers with various life styles while keeping a close eye on changes in the consumer finance industry's business environment.

E) Investment banking and trust business

Amid globalization of corporate customers and investors, the demand for sophisticated financial solutions matching customers' business strategies has been increasing. In order to address such demand and become **a market leader in investment banking**, SMFG will take an active approach to implement strategies including greater collaboration with Daiwa Securities SMBC Co. Ltd. In addition, SMFG will **reinforce the trust business** for which customer needs are expected to rise with greater flexibility due to the revision of trust-related laws.

F) Proprietary investment

In view of the globalization of investment markets and diversification of investment instruments, SMFG will **broaden the frontier of its investments and loans** to alternative fields, such as mezzanine, equity, and fund investments. SMFG will **improve return on its assets and capital** by conducting a more risk diversified portfolio.

G) Credit derivative, trading & distribution

Along with a more sophisticated risk management, SMFG will create financial products by structuring various types of risk on its balance sheet and distribute such risks to investors who have different risk appetites, thereby **reinforcing its ability to meet the investment and financing needs of customers** and **improving the asset efficiency of the Group.**

(2) Fortify platform to support sustainable growth

SMFG will maximize its ability to provide added value by (a) implementing an internal business performance evaluation system centered on medium-term targets and strategic measures, (b) establishing a framework for developing professionals capable of challenging and achieving top quality in growth business areas, (c) reinforcing IT and operational infrastructure to support SMFG's business in a flexible manner, (d) strengthening compliance, and (e) improving ALM and risk management system.

2. Financial targets

SMFG has set the following financial targets for fiscal 2009, the last year of medium-term management plan.

Consolidated net income JPY 650 billion (Fiscal 2006 forecast: JPY 440 billion)	· Aiming to achieve consolidated net income of JPY 650 billion, an approximately JPY 210 billion increase compared to the forecast for fiscal 2006.
Consolidated Tier I ratio Approximately 8%	· Aiming to achieve consolidated Tier I ratio of approximately 8% in order to capture growth opportunities globally and reinforce financial base for improving capability to manage increasingly diversifying risks.
Consolidated net income RORA Approximately 1%	· Aiming to achieve consolidated net income RORA (Return on Risk-adjusted Assets) of approximately 1% from the perspective of improving risk-return efficiency.
Overhead ratio 40 – 45% <SMBC non-consolidated basis> (Fiscal 2006 forecast: Approximately 45%)	· SMFG will allocate resources to further improve customer convenience, fortify management infrastructure and strengthen competitiveness. On the other hand, it will make efforts to further improve efficiency and productivity. Accordingly, overhead ratio in SMBC non-consolidated basis is expected to become 40-45%.

SMFG expects consolidated net income ROE during the period of medium-term management plan to be 10 - 15%.

(3) Increase return to shareholders

SMFG is aiming for **a payout ratio of over 20% on a consolidated net income basis** in fiscal 2009.

Under the medium-term management plan, in order to improve the quality of products and services, SMFG will aggressively invest in growth business areas, establish a solid financial base as a global player, and fortify platform to support sustainable growth. At the same time, SMFG will increase return to shareholders in step with the progress made in achieving the goals of the plan.

(Reference) Major Economic Assumptions on the medium-term management plan

	Fiscal 2007	Fiscal 2008	Fiscal 2009
Nominal GDP Growth (annual)	2.5%	2.9%	2.4%
3 month TIBOR*	0.72%	1.12%	1.16%
10 Years Yen Swap Rate*	1.87%	2.10%	2.12%
Yen/Dollar Exchange Rate**	115yen	115yen	115yen

* Average rate during each fiscal year

** Rate at the end of each term

(END)

(Reference 1) What "LEAD THE VALUE" Plan aims for


"Globally competitive financial services group with the highest trust"
Goal
3 years later
"LEAD THE VALUE" Plan
Spirit of Innovation
Speed
Aim for top quality in growth business areas
Solution & Execution
SMFG's universal concept
Our Mission
To provide optimum added value to our customers and together with them achieve growth
To create sustainable shareholder value through business growth
To provide a challenging and professionally rewarding work environment for our dedicated employees

(Reference 2) Corporate statement

LEAD THE VALUE

What we aim to be is a group of highly qualified professionals that can provide truly valuable financial services to our customers.

Each of us think and act with pride as experts in each business area in order to **LEAD** the competition in creating and delivering customer **VALUE** in a continually changing business environment.

What support such activity are our three core strengths.

"Spirit of Innovation" : We **LEAD** the market by providing innovative, globally competitive services meeting customer needs.

"Speed" : We **LEAD** the pace by providing our customers with desirable services in a timely manner with speed and determination.

"Solution & Execution" : We **LEAD** the business by using all the knowledge and experiences of our group to solve the issues of our customers, whether individuals or corporates, identified through the deep understanding of their needs and situations.

We create new **VALUE** by forming teams of specialists in various fields and provide optimal services to our customers through two-way communication. And as a result, we will be selected as a truly-trusted partner. These are our commitments.

(Reference 3) Outline of "LEAD THE VALUE" Plan



Fiscal 2007-2009
"LEAD THE VALUE" Plan
Aim for "a globally competitive financial services group with the highest trust" by maximizing our strengths to LEAD THE VALUE
To LEAD the competition in creating and delivering customer VALUE
Our strengths (Sources of corporate value)
Spirit of innovation
Speed
Solution & Execution
Strategic initiatives
■Strengthen targeted growth business areas
"7 growth areas"
■Fortify platform to support sustainable growth
Management targets
■ Aim for top quality in growth business areas
■ Realize solid financial base as a global player
■ Increase return to shareholders (realize payout ratio of more than 20%)
Financial targets for fiscal 2009 (SMFG consolidated)
Net income : JPY 650 billion
Tier I ratio : Approx. 8%
Net income RORA : Approx. 1%
Overhead ratio : 40-45%
(SMBC non-consolidated)
ROE (SMFG consolidated) : 10-15%

(Reference 4) Strategic Initiatives in "LEAD the VALUE" Plan



✓ Five mega-trends
Tide of generational change
Economic and financial globalization
Deregulation and tightening of regulations
Expansion of ubiquitous network
"Great investment era"
✓ Strengthen targeted growth business areas : "7 growth areas"
Financial consulting for individuals
Solution providing for corporations
Focused business areas in global markets
Payment & settlement service, Consumer finance
Investment banking, Trust business
Proprietary investment
Credit derivative, trading & distribution (structuring and distribution of risks)
✓ Fortify platform to support sustainable growth
Business performance evaluation system with medium-term viewpoint
Framework to secure and develop professionals
Reinforce IT and operational infrastructure
Improve ALM and risk management, Strengthen compliance

Revision of Consolidated Earnings Forecasts for the Fiscal Year ended March 31, 2007

TOKYO, April 27, 2007 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) today announced a revision of its consolidated earnings forecasts for the fiscal year ended March 31, 2007.

SMFG hereby revises the earnings forecasts for the fiscal year ended March 31, 2007, which was announced in November 2006, as shown below mainly due to a decrease in banking profit (before provision for general reserve for possible loan losses) of Sumitomo Mitsui Banking Corporation (SMBC), a major subsidiary of SMFG.

Forecasts on dividends and non-consolidated earnings remain unchanged.

Revision of consolidated earnings forecasts for the fiscal year ended March 31, 2007

(Billions of yen, except percentages)

		Ordinary income	Ordinary profit	Net income
Previous forecast (*)	(A)	¥ 3,700	¥ 950	¥ 570
Revised forecast	(B)	3,900	800	440
Change	(B – A)	+ 200	(150)	(130)
Percentage change	(%)	+ 5.4%	(15.8)%	(22.8)%

(*) Announced in November 2006

Appendix

I. Earnings forecasts for the fiscal year ended March 31, 2007 (SMBC, Non-consolidated)

(Billions of yen)

	Revised forecast (a)	Previous forecast (b)	Change (a) – (b)
Banking profit (before provision for general reserve for possible loan losses)	¥ 740	¥ 845	¥ (105)
Ordinary profit	570	760	(190)
Net income	315	460	(145)
Total credit cost	(90)	(100)	+ 10

(Points)

1. Banking profit (before provision for general reserve for possible loan losses)
SMBC expects banking profit (before provision for general reserve for possible loan losses) to be approximately ¥740 billion, a decrease of ¥105 billion compared with the previous forecast. This is attributable mainly to a decrease in the Treasury Unit's profit arising from losses on bonds sold due to the recent interest-rate trend.

2. Ordinary profit
SMBC expects ordinary profit to be approximately ¥570 billion, a decrease of ¥190 billion compared with the previous forecast, mainly due to a decrease in its banking profit and recording of reserve for losses on shares of Promise Co., Ltd., an equity method affiliated company.

II. Estimate of problem assets based on the Financial Reconstruction Law (SMBC, Non-consolidated)

(Billions of yen, except percentages)

	March 31, 2007 (Estimate) (a)	March 31, 2006 (Result) (b)	Change (a) – (b)
Problem assets based on the Financial Reconstruction Law	¥ 740.0	¥ 960.1	¥ (220.1)
Problem asset ratio	1.2 %	1.7 %	(0.5) %

III. Estimate of net unrealized gains on other securities (SMBC, Non-consolidated)

(Billions of yen)

	March 31, 2007 (Estimate) (a)	March 31, 2006 (Result) (b)	Change (a) – (b)
Net unrealized gains (losses) on other securities	¥ 1,830.0	¥ 1,316.5	¥ 513.5
Stocks	1,980.0	1,632.4	347.6
Bonds	(150.0)	(282.2)	132.2
Others	0.0	(33.7)	33.7

平成19年4月27日

各　位

株式会社 三井住友フィナンシャルグループ
(コード番号8316)

中期経営計画について

株式会社三井住友フィナンシャルグループ（社長　北山禎介）は、昨年10月に公的資金返済を完了し、経済金融情勢や競争環境といった当社を取り巻く経営環境が大きく変化したことを踏まえ、平成19年度から21年度までの3年間を計画期間とする新たな中期経営計画「LEAD THE VALUE 計画」をスタートさせましたので、お知らせいたします。

本中期経営計画では、当社グループがお客さまに提供する付加価値である**「先進性」「スピード」「提案・解決力」**を極大化することによって、**「最高の信頼を得られ世界に通じる金融グループ」**を目指していくことを基本方針とし、
経営目標として、

○　成長事業領域におけるトップクオリティの実現
○　グローバルプレーヤーに相応しい財務体質の実現
○　株主還元の充実

の3点を掲げております。

当社グループは、本中期経営計画の遂行に全役職員一丸となって全力で取り組み、持続的成長を通じて、企業価値の更なる向上を目指してまいります。

本中期経営計画の骨子は以下の通りです。

1．成長戦略

「成長事業領域の重点的強化」と**「持続的成長に向けた企業基盤の整備」**の2つを基軸として、戦略施策を展開してまいります。

（1）成長事業領域の重点的強化

今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによって**トップクオリティ**を実現、**持続的成長**を果たしてまいります。本中期経営計画期間において特に注力する成長事業領域は以下の7つです。

① 個人向け金融コンサルティングビジネス

戦略分野として強化してまいりました個人向け金融コンサルティングビジネスにつきましては、規制緩和・制度変更の進展、少子高齢化等のマクロトレンドを受け、今後も、お客さまのニーズは多様化、高度化し、順調に市場の拡大が続くものと予想されます。

当社グループでは、引き続き、お客さまのニーズと規制緩和等の環境変化をタイムリーに捉えた**新たな商品・サービスの提供に努め、チャネルの拡充やコンサルタントの増員**を進めてまいります。また、規制緩和の進展に合わせ、投資信託・保険・証券・信託等の金融サービスをワンストップで提供可能な**トータルコンサルティングビジネスの実現**を目指してまいります。

② 法人向けソリューションビジネス

当社グループでは、中小企業のお客さま向けの無担保貸出商品の拡充や投資銀行業務の強化、三井住友銀行におけるコーポレート・アドバイザリー本部の設置等を通じて、法人のお客さま向けのソリューションビジネスを戦略分野として予てより強化してまいりました。今後も、企業の成長段階に応じた多様な資金調達ニーズや、世代交代による事業承継ニーズ等、お客さまの経営課題解決に資するソリューションへの需要の裾野は大きく拡大するものと予想されます。

当社グループでは、**事業承継、プライベートバンキング並びに職域取引等、個人向けのコンサルティングニーズと法人向けのソリューションニーズが交差する事業領域への対応力を強化**するために、本年４月に三井住友銀行内にプライベート・アドバイザリー本部を新設、また、**エクイティ投資を通じた成長企業の育成・支援投資**を所管する部署として投資営業部を新設しております。これらの取組を通じて**ソリューション提供力を一段と高度化**し、増大する需要に対応してまいります。

【プライベート・アドバイザリー(PA)本部とコーポレート・アドバイザリー(CA)本部】


個人向け金融コンサルティング
法人向けソリューション
投資銀行業務
PA本部
19年4月設置
✓個人顧客のニーズと法人顧客のニーズが交差する分野を捕捉
プライベートバンキング
職域取引
事業承継ビジネス
CA本部
18年4月設置
✓法人顧客の経営課題に対するソリューションの提供推進
M&A
資金調達
資本政策

③ グローバルマーケットにおける特定分野

グローバルに資金調達ニーズや再編ニーズの拡大が見込まれる**成長産業への取組み**や、**経済発展が著しいアジア地域における取組み**、及び、プロジェクト・ファイナンス、船舶ファイナンス等、当社グループが**既にグローバルな競争力を有しているプロダクツへの取組み**を、アライアンスや買収への積極的な取組みを含めたフランチャイズの更なる拡充や、人員の戦略的投入、グローバルベースでの推進体制の整備を通じて重点的に強化、**特定分野におけるデット関連ビジネスでグローバルトップレベル**を目指してまいります。

【グローバル展開におけるフォーカス】


特定業種
<自動車、資源・エネルギー等>
競争力のある
プロダクツ
<ﾌﾟﾛｼﾞｪｸﾄ･ﾌｧｲﾅﾝｽ、
船舶ﾌｧｲﾅﾝｽ等>
地域
<アジア>

④ 支払・決済・コンシューマーファイナンス

電子マネーの普及等、支払決済手段は益々高度化してまいります。当社グループはこの流れを先導し、お客さまに、先進的で利便性が高く、安全な支払・決済サービスを提供してまいります。

コンシューマーファイナンスにつきましては、**「業界トップ企業としての更なる飛躍を目指す」**とのビジョンの下、三井住友カード株式会社を中心とするクレジットカード事業を**更なるアライアンスを含め強化、積極的な成長戦略を展開**してまいります。また、プロミス株式会社との提携事業につきましても、消費者金融市場の環境変化等を踏まえつつも、お客さまのライフスタイルに応じた健全なファイナンスニーズに応えるために、継続的に強化してまいります。

⑤ 投資銀行・信託業務

法人のお客さまのグローバルな事業展開と、投資家のグローバル化が進展する中、お客さまの事業戦略に応じた高度なファイナンス手法の提供が求められております。このような動きに対応するために、当社グループでは投資銀行戦略を積極展開、大和証券エスエムビーシー株式会社との協働を含め、**投資銀行の各事業分野においてマーケットリーダー**を目指してまいります。また、信託法制の改正を受け、益々有用性が向上した**信託業務の強化**を図り、お客さまのニーズにお応えしてまいります。

⑥ 自己勘定投資

グローバルな運用市場の拡大と投資対象の多様化を捉え、伝統的な融資業務

以外の、メザニン、エクイティやファンド投資といった分野へと、当社の**投融資のフロンティアを拡大**してまいります。リスク分散を重視したポートフォリオを構築することによって、**資産効率、資本効率を向上**させてまいります。

⑦ アセット回転型ビジネス

貸出等を通じて当社グループのバランスシートで引き受けたリスクを加工し、様々なリスク選好を持つ投資家に提供する**「リスク加工業」への進化**をリスク管理の高度化とともに進め、**お客さまの運用・調達ニーズへの対応力の強化と、当社グループの資産効率の改善**を図ってまいります。

（2）持続的成長に向けた企業基盤の整備

中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できる IT 基盤・事務インフラ等の整備を進め、コンプライアンス態勢を強化し、ALM・リスク管理体制を高度化することによって、付加価値の極大化を目指してまいります。

2．財務目標

本中期経営計画の最終年度であります平成 21 年度における財務目標は以下の通りです。

【持続的成長】

連結当期純利益 **6,500億円** （18 年度見込み：4,400 億円）	・持続的成長を通じて、連結当期純利益を 6,500 億円と、平成 18 年度見込み対比約 2,100 億円の増加を目指します。

【財務体質強化】

連結 Tier I 比率 **8%程度**	・成長機会をグローバルに捕捉し、多様化するリスクへの対応力を強化するために財務体質を強化、連結 Tier I 比率８％程度を目指します。
連結当期純利益 RORA **1%程度**	・リスク・リターン効率の改善を重視する観点から、連結当期純利益ＲＯＲＡ（リターン・オン・リスク・アセット）１％程度を目指します。
経費率 **40%台前半** **＜三井住友銀行単体＞** （18 年度見込み：45%程度）	・お客さまの利便性向上や経営インフラの拡充、競争力強化のための戦略分野への積極的な資源投入を行う一方で、効率性・生産性の一層の向上を図り、40%台前半の経費率（三井住友銀行単体）を目指します。

なお、本中期経営計画期間中の連結当期純利益ＲＯＥは 10～15%程度となる見込みです。

３．株主還元の充実

平成21年度における**連結当期純利益に対する配当性向を20%超**とすることを目指してまいります。

本中期経営計画では、成長事業領域に積極的な投資を行い、グローバルプレーヤーに相応しい財務体質を構築し、持続的成長を支える企業基盤を整備することを通じて、お客さまに提供する商品・サービスの質を向上させてまいります。同時に、計画の着実な進捗に合わせ、株主の皆さまへの利益還元も強化してまいります。

（ご参考）計画期間中の主な経済金融指標の前提

	平成19年度	平成20年度	平成21年度
名目GDP成長率（年率）	2.5%	2.9%	2.4%
TIBOR３ヶ月物レート（期中平均）	0.72%	1.12%	1.16%
10年円スワップレート（期中平均）	1.87%	2.10%	2.12%
ドル円（期末値）	115円	115円	115円

以　上

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

(別紙)

（ご参考１） 新・中期経営計画：「LEAD THE VALUE 計画」が目指すもの


「最高の信頼を得られ世界に通じる金融グループ」
目指す姿
3年後
【LEAD THE VALUE計画】
先進性
スピード
「成長事業領域における
トップクオリティバンク」
提案・解決力
SMFGにおける
普遍的な考え方
経営理念
お客さまに、
より一層価値ある
サービスを提供し、
お客さまと共に
発展する。
事業の発展を
通じて、
株主価値の
永続的な増大を
図る。
勤勉で意欲的な
社員が、
思う存分に
その能力を発揮
できる職場を作る。

（ご参考２） コーポレート・ステートメント

LEAD THE VALUE

私たち三井住友フィナンシャルグループが目指すもの。
それは、お客さまにとって真に価値あるサービスを提供する
金融のプロフェッショナル集団です。
絶えず変化する市場で、つねに一歩先を行く VALUE を提供するために
グループの一員ひとりひとりが「その道のスペシャリスト」としての誇りをもって考え、行動します。
その行動を支えるのは、私たち本来の３つの力です。

「先進性」
誰よりも先んじて世界水準の先進的なサービスを提供することで、
これからの時代のお客さまニーズに応えていきます。

「スピード」
つねにスピード感と実行力をもって行動することで、
お客さまが「いま」必要なサービスを提供していきます。

「提案・解決力」
個人・法人、国内・海外を問わずお客さまの深い理解に基づき、
グループの情報と知恵を結集してお客さまの課題を解決していきます。

さまざまな分野のスペシャリストが組んで、新たな VALUE を生み出す。
そして、お客さまと向き合って最適なサービスを提供する。
その結果、信頼できるパートナーとして選ばれること。

これが私たちの約束です。

(ご参考３)「LEAD THE VALUE 計画」の概要



平成19年度～21年度
LEAD THE VALUE計画
お客さまの視点に立った
SMFGの『付加価値』を極大化する
ことにより、「最高の信頼を得られ
世界に通じる金融グループ」を目指す
お客さまの価値向上を
リードしていく存在に
SMFGの付加価値
(企業価値の源泉)
先進性
スピード
提案・
解決力
戦略施策
■ 成長事業領域の重点的強化
「7つの
成長事業領域」
■ 持続的成長に向けた企業基盤の整備
経営目標
・成長事業領域における
トップクオリティの実現
・グローバルプレーヤーに相応しい
財務体質の実現
・株主還元の充実（連結配当性向20％超）
平成21年度財務目標
(SMFG連結)
・当期純利益　：6,500億円
・当期純利益RORA：1％程度
・Tier Ⅰ 比率　：8％程度
・経費率(SMBC単体)：40％台前半
・連結ROE　：10-15％

(ご参考４)

「LEAD THE VALUE 計画」の戦略施策：成長事業領域の重点的強化と企業基盤の整備



マクロトレンドに関する５つの視点
世代交代
の進展
経済・金融の
グローバル化
規制緩和
と規制強化
IT／ユビキタス
ネットワークの普及
大運用時代
の到来
■ 成長事業領域の重点的強化　：「７つの成長事業領域」
個人向け
金融コンサルティング
ビジネス
法人向け
ソリューション
ビジネス
グローバルマーケット
における特定分野
支払・決済・
コンシューマーファイナンス
投資銀行／
信託業務
自己勘定投資
アセット回転型ビジネス
■ 持続的成長に向けた企業基盤の整備
中長期的目標と戦略施策を
主軸とした業績評価制度
プロ人材の確保・育成
のための体制整備
IT基盤、事務インフラ
の整備
ALM・リスク管理体制、
コンプライアンス態勢強化

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成19年４月２日
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

1 【提出理由】

当行の代表取締役に異動がありましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

代表取締役の就任

氏名 (生年月日)	役職名	主要略歴	所有株式数 (株)	異動年月日
種橋 潤治 (昭和25年7月22日生)	取締役 (代表取締役) 兼 専務執行役員	昭和48年４月 株式会社住友銀行入行 平成13年４月 株式会社三井住友銀行財務企画部長 平成14年６月 同経営企画部長 平成14年６月 同執行役員 平成14年12月 株式会社三井住友フィナンシャルグループ企画部長 平成15年３月 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 平成16年１月 同常務執行役員 平成16年６月 株式会社三井住友フィナンシャルグループ常務執行役員 平成17年６月 同取締役（現職） 平成18年４月 株式会社三井住友銀行取締役兼専務執行役員(現職)	—	平成19年 ４月２日 就任
津末 博澄 (昭和23年10月19日生)	取締役 (代表取締役) 兼 専務執行役員	昭和48年４月 株式会社三井銀行入行 平成13年４月 株式会社三井住友銀行執行役員 平成15年３月 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 平成15年６月 同常務執行役員 平成18年４月 株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行取締役兼専務執行役員(現職) 平成19年４月 株式会社三井住友フィナンシャルグループ専務執行役員辞任	—	平成19年 ４月２日 就任

代表取締役の退任

氏名 (生年月日)	役名及び職名	所有株式数（株）	異動年月日
平澤 正英 (昭和22年9月15日生)	取締役 (代表取締役) 兼 副頭取執行役員	—	平成19年４月２日 退任

矢 作　光 明 (昭和23年3月3日生)	取締役 (代表取締役) 兼 副頭取執行役員	—	平成19年4月2日 退　任
東　俊 太 郎 (昭和24年6月27日生)	取締役 (代表取締役) 兼 専務執行役員	—	平成19年4月1日 退　任

以　上

平成19年4月27日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成19年3月期 連結業績予想の修正について

当社は、平成18年11月に公表した平成19年3月期連結業績予想（平成18年4月1日～平成19年3月31日）につきまして、子会社の三井住友銀行における業務純益（一般貸倒引当前）の減少を主因として、以下のとおり修正しますので、お知らせ致します。

なお、当社単体の業績予想及び配当予想に関する修正はございません。

（金額単位　億円）

	経常収益	経常利益	当期純利益
前回予想（平成18年11月）　(A)	37,000	9,500	5,700
今回修正予想　(B)	39,000	8,000	4,400
増減額　(B-A)	＋ 2,000	△ 1,500	△ 1,300
増減率　(%)	＋ 5.4	△ 15.8	△ 22.8

以　上

（ご参考）

１．三井住友銀行の単体業績予想（平成 19 年 3 月期）

（金額単位　億円）

	今回予想 ①	前回予想 ②	増減額 ①－②
業務純益（一般貸倒引当前）	7,400	8,450	△ 1,050
経常利益	5,700	7,600	△ 1,900
当期純利益	3,150	4,600	△ 1,450
与信関係費用	△ 900	△ 1,000	＋ 100

【業務純益（一般貸倒引当前）】
内外金利動向等を踏まえた債券ポートフォリオの含み損処理等による市場営業部門収益の減少等から、前回予想比 1,050 億円減少の 7,400 億円程度となる見込み。

【経常利益】
業務純益（一般貸倒引当前）の減少及び関連会社であるプロミス株式会社株式に対する投資損失引当金の計上を主因として、前回予想比 1,900 億円減少の 5,700 億円程度となる見込み。

２．三井住友銀行の金融再生法開示債権の見込（平成 19 年 3 月末、単体）

（金額単位　億円）

	19/3 末見込 ①	18/3 末実績 ②	増減額 ①－②
金融再生法開示債権	7,400	9,601	△ 2,201
不良債権比率（％）	1.2	1.7	△ 0.5

３．三井住友銀行のその他有価証券評価損益の見込（平成 19 年 3 月末、単体）

（金額単位　億円）

	19/3 末見込 ①	18/3 末実績 ②	増減額 ①－②
その他有価証券評価損益	18,300	13,165	＋ 5,135
株式	19,800	16,324	＋ 3,476
債券	△ 1,500	△ 2,822	＋ 1,322
その他	0	△ 337	＋ 337

本資料に記載された予想は、本日現在において判明している情報を前提として作成されたものであります。実際の業績は、確定時点まで、今後の様々な要因によって予想対比変化する可能性があることにご留意ください。

Financial Results

Fiscal Year 2006

-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for FY2006

(Notes) 1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")
2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation ("SMBC")

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Financial Highlights for FY2006

1. Income Analysis

<SMBC Non-consolidated>

(Millions of yen)

		FY2006	Change	FY2005
Gross banking profit	1	1,344,490	(207,543)	1,552,033
Excluding gains (losses) on bonds	2	*1,456,903*	*(105,451)*	*1,562,354*
Gross domestic profit	3	1,149,941	(116,547)	1,266,488
Excluding gains (losses) on bonds	4	*1,224,645*	*(53,149)*	*1,277,794*
Net interest income	5	904,189	(39,681)	943,870
Trust fees	6	3,479	(5,146)	8,625
Net fees and commissions	7	289,878	(9,537)	299,415
Net trading income	8	3,885	4,119	(234)
Net other operating income	9	(51,491)	(66,302)	14,811
Gains (losses) on bonds	10	*(74,703)*	*(63,398)*	*(11,305)*
Gross international profit	11	194,548	(90,997)	285,545
Excluding gains (losses) on bonds	12	*232,258*	*(52,301)*	*284,559*
Net interest income	13	33,263	22,589	10,674
Net fees and commissions	14	63,540	(3,721)	67,261
Net trading income	15	97,735	85,563	12,172
Net other operating income	16	9	(195,427)	195,436
Gains (losses) on bonds	17	*(37,709)*	*(38,694)*	*985*
Expenses (excluding non-recurring losses)	18	(603,888)	(17,429)	(586,459)
Personnel expenses	19	(190,630)	1,729	(192,359)
Non-personnel expenses	20	(378,240)	(17,520)	(360,720)
Taxes	21	(35,017)	(1,638)	(33,379)
Banking profit (before provision for general reserve for possible loan losses)	22	740,601	(224,972)	965,573
Excluding gains (losses) on bonds	23	*853,015*	*(122,879)*	*975,894*
Provision for general reserve for possible loan losses	24	41,728	196,708	(154,980)
Banking profit	25	782,330	(28,263)	810,593
Gains (losses) on bonds	26	(112,413)	(102,093)	(10,320)
Non-recurring gains (losses)	27	(209,017)	(119,358)	(89,659)
Credit related costs	28	(131,676)	(25,116)	(106,560)
Gains (losses) on stocks	29	11,098	(14,362)	25,460
Gains on sale of stocks	30	50,204	(19,881)	70,085
Losses on sale of stocks	31	(546)	12,821	(13,367)
Losses on devaluation of stocks	32	(38,559)	(7,302)	(31,257)
Other non-recurring gains (losses)	33	(88,439)	(79,880)	(8,559)
Ordinary profit	34	573,313	(147,620)	720,933
Extraordinary gains (losses)	35	13,615	(12,124)	25,739
Gains (losses) on disposal of premises and equipment	36	-	(1,457)	1,457
Gains (losses) on disposal of fixed assets	37	(1,680)	(1,680)	-
Losses on impairment of fixed assets	38	(3,680)	2,620	(6,300)
Gains on collection of written-off claims	39	455	(30,150)	30,605
Gains on return of securities from retirement benefits trust	40	36,330	36,330	-
Losses on liquidation of subsidiary	41	(17,809)	(17,809)	-
Income before income taxes	42	586,928	(159,744)	746,672
Income taxes, current	43	(16,507)	(2,995)	(13,512)
Income taxes, deferred	44	(254,680)	(41,041)	(213,639)
Net income	45	315,740	(203,780)	519,520

Total credit cost (24+28+39)	46	(89,491)	141,444	(230,935)
Provision for general reserve for possible loan losses	47	41,728	196,708	(154,980)
Write-off of loans	48	(50,468)	(37,818)	(12,650)
Provision for specific reserve for possible loan losses	49	(44,358)	(28,533)	(15,825)
Losses on sales of delinquent loans	50	(37,262)	42,397	(79,659)
Provision for loan loss reserve for specific overseas countries	51	412	(1,163)	1,575
Gains on collection of written-off claims	52	455	(30,150)	30,605

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated> (Millions of yen)

		FY2006	Change	FY2005
Consolidated gross profit	1	1,906,173	(183,976)	2,090,149
Net interest income	2	1,168,592	6,985	1,161,607
Trust fees	3	3,508	(5,123)	8,631
Net fees and commissions	4	609,185	(10,406)	619,591
Net trading income	5	125,625	92,818	32,807
Net other operating income	6	(738)	(268,249)	267,511
General and administrative expenses	7	(888,561)	(34,765)	(853,796)
Credit related costs	8	(146,186)	187,385	(333,571)
Write-off of loans	9	(81,415)	(12,060)	(69,355)
Provision for specific reserve for possible loan losses	10	(77,446)	(32,399)	(45,047)
Provision for general reserve for possible loan losses	11	53,370	173,448	(120,078)
Other credit cost	12	(40,695)	58,396	(99,091)
Gains (losses) on stocks	13	44,730	(2,389)	47,119
Equity in earnings (losses) of affiliates	14	(104,170)	(136,057)	31,887
Other income (expenses)	15	(13,374)	4,859	(18,233)
Ordinary profit	16	798,610	(164,944)	963,554
Extraordinary gains (losses)	17	8,180	(71,627)	79,807
Losses on impairment of fixed assets	18	(30,548)	(18,245)	(12,303)
Gains on collection of written-off claims	19	1,236	(30,348)	31,584
Gains on return of securities from retirement benefits trust	20	36,330	36,330	-
Income before income taxes and minority interests	21	806,790	(236,572)	1,043,362
Income taxes, current	22	(87,818)	(18,000)	(69,818)
Income taxes, deferred	23	(218,770)	8,131	(226,901)
Minority interests in net income	24	(58,850)	950	(59,800)
Net income	25	441,351	(245,490)	686,841

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+19)	26	(144,950)	157,037	(301,987)

(Reference) (Billions of yen)

Consolidated net business profit	27	9,242	(3,012)	12,254

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Mar. 31, 2007	Change	Mar. 31, 2006
Consolidated subsidiaries	28	181	19	162
Affiliated companies accounted for by equity method	29	62	(1)	63

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	FY2006	Change	FY2005
(1)Banking profit (before provision for general reserve for possible loan losses)	740,601	(224,972)	965,573
Per employee (thousands of yen)	44,283	(13,456)	57,739
(2)Banking profit	782,330	(28,263)	810,593
Per employee (thousands of yen)	46,778	(1,693)	48,471
(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	853,015	(122,879)	975,894
Per employee (thousands of yen)	51,005	(7,351)	58,356
Overhead ratio	44.9	7.1	37.8

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.
2. Banking profit per employee is calculated on the basis of the average number of employees during the period.
3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	FY2006	2H FY2006	Change from 1H FY2006	FY2005
Yield on interest earning assets (A)	1.56	1.67	0.20	1.51
Interest earned on loans and bills discounted (C)	1.73	1.81	0.16	1.71
Interest earned on securities	1.17	1.37	0.37	1.03
Total cost of funding (including expenses) (B)	0.98	1.09	0.21	0.82
Cost of interest bearing liabilities	0.19	0.27	0.16	0.07
Interest paid on deposits, etc. (D)	0.10	0.15	0.09	0.02
Interest paid on other liabilities	0.42	0.55	0.24	0.22
Expense ratio	0.79	0.82	0.05	0.75
Overall interest spread (A) - (B)	0.58	0.58	(0.01)	0.69
Interest spread (C) - (D)	1.63	1.66	0.07	1.69

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	FY2006	Change	FY2005
Gains (losses) on bonds	(112,413)	(102,093)	(10,320)
Gains on sales	20,859	(22,243)	43,102
Losses on sales	(130,903)	(77,586)	(53,317)
Gains on redemption	1,119	1,029	90
Losses on redemption	(3,488)	(3,293)	(195)
Losses on devaluation	-	-	-
Gains (losses) on stocks	11,098	(14,362)	25,460
Gains on sales	50,204	(19,881)	70,085
Losses on sales	(546)	12,821	(13,367)
Losses on devaluation	(38,559)	(7,302)	(31,257)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses)* are directly included in Net assets)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

*The amount recognized in income statement by application of fair value hedge accounting is excluded from the amount directly included in Net assets.

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) are recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) are directly included in Net assets)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated>

(Millions of yen)

	Mar. 31, 2007				Mar. 31, 2006		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(13,064)	17,718	200	(13,265)	(30,782)	577	(31,359)
Stocks of subsidiaries and affiliates	7,958	(259,617)	85,505	(77,547)	267,575	270,285	(2,710)
Other securities	1,832,891	516,685	2,028,694	(195,802)	1,316,206	1,695,589	(379,383)
Stocks	1,978,749	346,345	1,990,476	(11,727)	1,632,404	1,649,881	(17,476)
Bonds	(151,444)	130,810	748	(152,193)	(282,254)	727	(282,981)
Others	5,587	39,530	37,469	(31,882)	(33,943)	44,980	(78,924)
Other money held in trust	322	113	322	-	209	209	-
Total	1,828,107	274,899	2,114,723	(286,615)	1,553,208	1,966,661	(413,453)
Stocks	1,986,707	86,728	2,075,981	(89,274)	1,899,979	1,920,166	(20,186)
Bonds	(164,690)	148,617	768	(165,458)	(313,307)	1,033	(314,341)
Others	6,090	39,553	37,972	(31,882)	(33,463)	45,460	(78,924)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust and commodity investment trusts in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

<Consolidated>

(Millions of yen)

	Mar. 31, 2007				Mar. 31, 2006		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(13,065)	17,716	200	(13,266)	(30,781)	580	(31,361)
Other securities	1,825,168	451,831	2,032,120	(206,952)	1,373,337	1,771,170	(397,833)
Stocks	1,972,647	269,957	1,987,337	(14,689)	1,702,690	1,722,129	(19,438)
Bonds	(157,367)	139,866	1,805	(159,173)	(297,233)	988	(298,222)
Others	9,888	42,008	42,977	(33,089)	(32,120)	48,052	(80,172)
Other money held in trust	322	113	322	-	209	209	-
Total	1,812,424	469,659	2,032,643	(220,218)	1,342,765	1,771,960	(429,195)
Stocks	1,972,647	269,957	1,987,337	(14,689)	1,702,690	1,722,129	(19,438)
Bonds	(170,613)	157,675	1,825	(172,439)	(328,288)	1,294	(329,583)
Others	10,391	42,027	43,480	(33,089)	(31,636)	48,535	(80,172)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Cash and due from banks & Deposits with banks' and on beneficiary claims on loan trust in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.

3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Mar. 31, 2006 include losses of JPY 3,193 million that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Stockholders' equity.

6. Redemption Schedule of Other Securities <SMBC Non-consolidated>

Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Billions of yen)

	Mar. 31, 2007					Mar. 31, 2006				
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	3,423.9	3,593.2	2,261.9	2,000.8	11,280.0	5,684.0	4,501.5	2,297.1	2,918.1	15,400.9
Japanese government bonds	2,784.9	1,353.7	884.5	1,904.0	6,927.3	5,284.2	1,961.9	1,084.4	2,806.9	11,137.6
Japanese local government bonds	83.7	132.4	304.0	0.4	520.7	21.0	207.3	317.4	0.4	546.1
Japanese corporate bonds	555.1	2,107.0	1,073.3	96.3	3,831.9	378.8	2,332.2	895.3	110.7	3,717.1
Other	501.5	422.8	678.1	783.9	2,386.5	720.6	1,508.4	666.4	671.7	3,567.2
Total	3,925.5	4,016.1	2,940.0	2,784.8	13,666.5	6,404.7	6,009.9	2,963.5	3,589.9	18,968.2

7. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis) <SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2007				Mar. 31, 2006			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	49.6	78.1	(28.5)	(143.1)	46.5	101.0	(54.5)	(170.4)
Currency swaps	7.1	6.4	0.7	0.6	3.3	5.6	(2.3)	0.8
Others	0.4	0.5	(0.1)	(2.0)	6.4	3.3	3.1	2.4
Total	57.1	85.0	(27.9)	(144.5)	56.2	109.9	(53.7)	(167.2)

(Notes) 1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Mar. 31, 2007				Mar. 31, 2006			
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	7,118.7	11,868.4	4,429.8	23,416.9	5,587.5	16,061.5	5,045.3	26,694.3
Receivable floating rate /payable fixed rate	1,103.2	5,191.6	5,218.6	11,513.4	903.4	5,564.3	5,635.5	12,103.2
Receivable floating rate /payable floating rate	200.0	30.5	20.3	250.8	253.8	230.7	20.8	505.3
Total contract amount	8,421.9	17,090.5	9,668.7	35,181.1	6,744.7	21,856.5	10,701.6	39,302.8

8. Employee Retirement Benefits

(1) Projected benefit obligation

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2007		Mar. 31, 2006
			Change	
Projected benefit obligation	(A)	841,484	(960)	842,444
<Discount rate>		*<2.5%>*	< - >	*<2.5%>*
Fair value of plan assets	(B)	1,150,023	(57,269)	1,207,292
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	175,844	(1,132)	176,976
Unrecognized prior service cost (deductible from the obligation)	(E)	(47,915)	11,084	(58,999)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E)	(84,779)	44,092	(128,871)

(Reference) <Consolidated> (Millions of yen)

		Mar. 31, 2007		Mar. 31, 2006
			Change	
Projected benefit obligation	(A)	910,139	337	909,802
Fair value of plan assets	(B)	1,186,060	(50,475)	1,236,535
Reserve for employee retirement benefits	(C)	34,424	(2,362)	36,786
Prepaid pension cost	(D)	178,182	1,206	176,976
Unrecognized prior service cost (deductible from the obligation)	(E)	(48,257)	11,470	(59,727)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E)	(83,905)	42,911	(126,816)

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

		FY2006		FY2005
			Change	
Cost for employee retirement benefits	(A)	(309)	(29,261)	28,952
Service cost		15,715	(562)	16,277
Interest cost on projected benefit obligation		21,061	347	20,714
Expected returns on plan assets		(29,665)	(5,585)	(24,080)
Amortization of unrecognized prior service cost		(11,084)	(1,845)	(9,239)
Amortization of unrecognized actuarial net gain (loss)		2,723	(21,467)	24,190
Others		939	(152)	1,091
Gains on return of securities from retirement benefits trust	(B)	(36,330)	(36,330)	-
Total	(A+B)	(36,639)	(65,591)	28,952

(Reference) <Consolidated> (Millions of yen)

		FY2006		FY2005
			Change	
Pension expenses	(A)	7,607	(27,812)	35,419
Gains on return of securities from retirement benefits trust	(B)	(36,330)	(36,330)	-
Total	(A+B)	(28,722)	(64,141)	35,419

9. Capital Ratio <Consolidated>

(Billions of yen, %)

	Mar.31, 2007	Mar.31, 2006
(1) Capital ratio	11.28	12.39
Tier I ratio	6.42	7.11
(2) Tier I	3,903.3	4,645.9
(3) Tier II	3,638.9	4,067.7
(4) Subtraction items	690.8	619.3
(5) Total capital (2) + (3) - (4)	6,851.4	8,094.4
(6) Risk-adjusted assets	60,711.0	65,322.3
(7) Required capital (6) X 8%	4,856.9	

(Notes) Capital ratio as of March 31, 2007 is calculated under Basel II. Capital ratio as of March 31, 2006 was calculated under the former method.

<SMBC consolidated>

	Mar.31, 2007	Mar.31, 2006
Capital ratio (BIS Guidelines)	12.91	10.77

<SMBC Non-consolidated>

	Mar.31, 2007	Mar.31, 2006
Capital ratio (BIS Guidelines)	13.40	11.35

(Notes) Capital ratio as of March 31, 2007 is calculated under Basel II. Capital ratio as of March 31, 2006 was calculated under the former method.

10. ROE <Consolidated>

(%)

	FY2006	change	FY2005
ROE (numerator: Net income)	13.1	(20.1)	33.2

(Note)

ROE = (Net income - Dividends on preferred stocks) / [{(Stockholders' equity at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price)+ (Net assets at the end of the term) (Number of preferred shares outstanding at the end of the term) X (Issue price) - (Stock acquisition rights at the end of the term) - (Minority interests at the end of the term)} / 2] X 100

(%)

	FY2006	change	FY2005
Diluted ROE (numerator: Net income)	10.5	(8.5)	19.0

(Note)

Diluted ROE = Net income / [{(Stockholders' equity at the beginning of the term) + (Net assets at the end of the term) - (Stock acquisition rights at the end of the term) - (Minority interests at the beginning of the term)} / 2] X 100

11. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Mar. 31, 2007>

(Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 108.9 (i) (Change from Mar. 31, 2006: -55.6)	Portion of claims secured by collateral or guarantees, etc. 97.3 (a)		Fully reserved 11.6	Direct Write-offs (*1)	Specific Reserve: 15.7 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 300.1 (ii) (Change from Mar. 31, 2006: -173.3)	Portion of claims secured by collateral or guarantees, etc. 138.7 (b)		Necessary amount reserved 161.4		Specific Reserve: 129.1 (*2)	80.0% (*3)
Borrowers Requiring Caution	Substandard Loans 329.7 (iii) (Change from Mar. 31, 2006: +7.5) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 107.0 (c)				General Reserve for Substandard Loans 98.9	44.9% (*3); 18.5% (*3)
	Normal Assets 60,542.2	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve: 530.8	6.5% [12.7%] (*4); 18.5% (*3)
Normal Borrowers		Claims to Normal Borrowers					0.3% (*4)

Loan Loss Reserve for Specific Overseas Countries 1.9

Total 61,280.9 (iv)

A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D/C
738.7 (v) (Change from Mar. 31, 2006: -221.4) <Problem asset ratio ((v)/(iv)) 1.2%>	343.0	395.7	243.7	61.6%

Coverage Ratio = (B+D)/A 79.4%

(*1) Includes amount of direct reduction totaling JPY 298.3 billion.

(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards.
(Bankrupt/Effectively Bankrupt Borrowers: JPY 4.1 billion, Potentially Bankrupt Borrowers: JPY 11.9 billion)

(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

12. Risk-Monitored Loans

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2007		Mar. 31, 2006
		(a)	(a) - (b)	(b)
Risk-monitored loans	Bankrupt loans	33,754	(7,160)	40,914
	Non-accrual loans	357,632	(193,451)	551,083
	Past due loans (3 months or more)	20,543	(2,903)	23,446
	Restructured loans	309,133	10,405	298,728
	Total	721,064	(193,109)	914,173
	Amount of direct reduction	266,873	(320,743)	587,616
Total loans (term-end balance)		53,756,440	1,898,881	51,857,559

(%)

Ratio to total loans	Bankrupt loans	0.1	0.0	0.1
	Non-accrual loans	0.7	(0.4)	1.1
	Past due loans (3 months or more)	0.0	0.0	0.0
	Restructured loans	0.6	0.0	0.6
	Total	1.3	(0.5)	1.8

<Consolidated> (Millions of yen)

		Mar. 31, 2007		Mar. 31, 2006
		(a)	(a) - (b)	(b)
Risk-monitored loans	Bankrupt loans	60,715	1,383	59,332
	Non-accrual loans	507,289	(207,077)	714,366
	Past due loans (3 months or more)	22,018	(2,553)	24,571
	Restructured loans	477,362	32,473	444,889
	Total	1,067,386	(175,774)	1,243,160
	Amount of direct reduction	430,335	(323,784)	754,119
Total loans (term-end balance)		58,689,322	1,422,119	57,267,203

(%)

Ratio to total loans	Bankrupt loans	0.1	0.0	0.1
	Non-accrual loans	0.9	(0.3)	1.2
	Past due loans (3 months or more)	0.0	0.0	0.0
	Restructured loans	0.8	0.0	0.8
	Total	1.8	(0.4)	2.2

13. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Reserve for possible loan losses	677,573	(138,864)	816,437
General reserve	530,807	(41,729)	572,536
Specific reserve	144,824	(96,722)	241,546
Loan loss reserve for specific overseas countries	1,941	(413)	2,354
Amount of direct reduction	298,314	(305,308)	603,622

<Consolidated> (Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Reserve for possible loan losses	889,093	(146,375)	1,035,468
General reserve	683,589	(59,025)	742,614
Specific reserve	203,562	(86,937)	290,499
Loan loss reserve for specific overseas countries	1,941	(413)	2,354
Amount of direct reduction	490,123	(309,021)	799,144

14. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated> (%)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Before direct reduction	98.8	4.2	94.6
After direct reduction	94.0	4.7	89.3

<Consolidated> (%)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Before direct reduction	92.1	0.2	91.9
After direct reduction	83.3	0.0	83.3

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

13. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Bankrupt and quasi-bankrupt assets	108,893	(55,617)	164,510
Doubtful assets	300,097	(173,312)	473,409
Substandard loans	329,677	7,502	322,175
Total (A)	738,667	(221,428)	960,095
Normal assets	60,542,238	4,557,301	55,984,937
Total (B)	61,280,906	4,335,874	56,945,032
Problem asset ratio (A/B)	1.2	(0.5)	1.7
Amount of direct reduction	298,314	(305,308)	603,622

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
Privately-placed bonds guaranteed by SMBC has newly been included in Problem Assets since March 31, 2007, because of the amendment of Ordinance for Enforcement of The Law concerning Emergency Measures the Revitalization of the Financial Functions.

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Total coverage (C)	586,681	(286,783)	873,464
Reserve for possible loan losses* (D)	243,703	(112,434)	356,137
Amount recoverable due to guarantees, collateral and others (E)	342,977	(174,350)	517,327

* Sum of general reserve for Substandard loans and specific reserve.

(%)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Coverage ratio (C) / (A)	79.4	(11.6)	91.0
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	138.2	(0.7)	138.9

(%)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Reserve ratio to unsecured assets (D) / (A - E)	61.6	(18.8)	80.4
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	171.2	(13.2)	184.4

<Consolidated>

(Millions of yen, %)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Bankrupt and quasi-bankrupt assets	193,792	(56,309)	250,101
Doubtful assets	384,817	(180,132)	564,949
Substandard loans	506,024	28,619	477,405
Total (A)	1,084,632	(207,825)	1,292,457
Normal assets	64,815,607	4,084,513	60,731,094
Total (B)	65,900,240	3,876,689	62,023,551
Problem asset ratio (A/B)	1.6	(0.5)	2.1

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Total coverage (C)	881,501	(251,420)	1,132,921
Reserve for possible loan losses (D)	281,658	(117,221)	398,879
Amount recoverable due to guarantees, collateral and others (E)	599,843	(134,199)	734,042

(%)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Coverage ratio (C) / (A)	81.3	(6.4)	87.7
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	137.3	0.4	136.9

(%)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Reserve ratio to unsecured assets (D) / (A - E)	58.1	(13.3)	71.4
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	183.4	(2.0)	185.4

16. Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

(Performance of the first half-year)

(Billions of yen)

	Mar. 31, 2006	Change in the six months ended Sep. 30, 2006	Problem assets newly classified during the six months ended Sep. 30, 2006	Amount of off-balancing	Sep. 30, 2006
Bankrupt and quasi-bankrupt assets	164.5	(28.5)	27.2	(55.7)	136.0
Doubtful assets	473.4	(48.3)	96.7	(145.0)	425.1
Total	637.9	(76.8)	123.9*1	(200.7)	561.1
Result of measures connected to off-balancing*2	112.9				97.0

Breakdown of off-balancing by factor*2

Disposition by borrowers' liquidation	(53.2)
Reconstructive disposition --- (a)	(20.1)
Improvement in debtors' performance due to (a)	(12.2)
Loan sales to market	(60.5)
Direct write-offs	64.6
Others	(119.3)
Collection/repayment, etc.	(93.6)
Improvement in debtors' performance	(25.7)
Total	(200.7)

(Performance of the second half-year)

(Billions of yen)

	Sep. 30, 2006	Change in the six months ended Mar. 31, 2007	Problem assets newly classified during the six months ended Mar. 31, 2007	Amount of off-balancing	Mar. 31, 2007
Bankrupt and quasi-bankrupt assets	136.0	(27.1)	29.6	(56.7)	108.9
Doubtful assets	425.1	(125.0)	204.1	(329.1)	300.1
Total	561.1	(152.1)	233.7	(385.8)*1	409.0
Result of measures connected to off-balancing*2	97.0				80.9

Breakdown of off-balancing by factor*3

Disposition by borrowers' liquidation	(3.8)
Reconstructive disposition --- (a)	(45.6)
Improvement in debtors' performance due to (a)	-
Loan sales to market	(279.7)
Direct write-offs	143.1
Others	(199.8)
Collection/repayment, etc.	(168.0)
Improvement in debtors' performance	(31.8)
Total	(385.8)

(*1) The amount of Problem assets newly classified during the six months ended Sep. 30, 2006 and off-balanced in the six months ended Mar. 31, 2007 was JPY 78.8 billion.

(*2) The measures connected to off-balancing are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(*3) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

17. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Domestic offices (excluding offshore banking account)	48,190,509	729,257	47,461,252
Manufacturing	5,236,097	63,393	5,172,704
Agriculture, forestry, fisheries, and mining	132,196	(1,560)	133,756
Construction	1,224,951	(58,248)	1,283,199
Transportation, communications and public enterprises	2,886,168	227,806	2,658,362
Wholesale and retail	5,089,297	(81,304)	5,170,601
Finance and insurance	5,675,905	603,557	5,072,348
Real estate	6,369,243	52,378	6,316,865
Various services	5,742,376	10,754	5,731,622
Municipalities	592,238	(65,517)	657,755
Others	15,242,033	(22,002)	15,264,035
Overseas offices and offshore banking accounts	5,565,931	1,169,624	4,396,307
Public sector	19,029	(19,963)	38,992
Financial institutions	287,898	(60,566)	348,464
Commerce and industry	5,038,808	1,223,025	3,815,783
Others	220,195	27,129	193,066
Total	53,756,440	1,898,881	51,857,559

Risk-Monitored Loans

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Domestic offices (excluding offshore banking account)	679,494	(187,304)	866,798
Manufacturing	58,751	(5,869)	64,620
Agriculture, forestry, fisheries, and mining	2,818	(359)	3,177
Construction	34,327	(5,583)	39,910
Transportation, communications and public enterprises	103,980	24,581	79,399
Wholesale and retail	91,464	418	91,046
Finance and insurance	1,304	(12,223)	13,527
Real estate	170,083	(87,124)	257,207
Various services	149,978	(104,628)	254,606
Municipalities	—	—	—
Others	66,786	3,485	63,301
Overseas offices and offshore banking accounts	41,570	(5,805)	47,375
Public sector	—	—	—
Financial institutions	—	—	—
Commerce and industry	41,570	(5,805)	47,375
Others	—	—	—
Total	721,064	(193,109)	914,173

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Mar. 31, 2007 (a)	Reserve ratio	(a) - (b)	Mar. 31, 2006 (b)
Domestic offices (excluding offshore banking account)	695,189	62.7	(213,665)	908,854
Manufacturing	60,765	59.7	(7,254)	68,019
Agriculture, forestry, fisheries, and mining	2,818	48.6	(359)	3,177
Construction	34,514	51.3	(6,565)	41,079
Transportation, communications and public enterprises	104,849	61.8	17,891	86,958
Wholesale and retail	96,272	58.8	2,615	93,657
Finance and insurance	2,441	61.2	(12,265)	14,706
Real estate	170,112	57.7	(104,047)	274,159
Various services	154,784	58.8	(107,072)	261,856
Municipalities	—	—	—	—
Others	68,630	100.0	3,393	65,237
Overseas offices and offshore banking accounts	43,478	50.9	(7,763)	51,241
Public sector	—	—	—	—
Financial institutions	—	—	—	—
Commerce and industry	43,478	50.9	(7,763)	51,241
Others	—	—	—	—
Total	738,667	61.6	(221,428)	960,095

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Consumer loans	14,492,814	(232,700)	14,725,514
Housing loans	13,557,521	(214,291)	13,771,812
Residential purpose	9,918,884	(125,650)	10,044,534
Other consumer loans	935,292	(18,409)	953,701

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Outstanding balance	36,276,238	780,180	35,496,058
Ratio to total loans	75.3	0.5	74.8

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

18. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Loan balance	32,578	(2,933)	35,511
Number of countries	2	—	2

(2) Loans to Asian, Central American, and South American countries

(i) Loans to major countries

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Indonesia	51,889	(14,453)	66,342
Thailand	386,033	33,252	352,781
Korea	268,160	9,253	258,907
Hong Kong	400,550	108,683	291,867
China	387,463	44,811	342,652
Singapore	348,464	56,193	292,271
India	48,936	16,174	32,762
Malaysia	75,828	7,765	68,063
Pakistan	1,488	(134)	1,622
Others	98,419	8,165	90,254
Total	2,067,235	269,712	1,797,523

(Notes) Classified by domicile of debtors (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Chile	1,180	(2,108)	3,288
Columbia	-	(935)	935
Mexico	36,635	(974)	37,609
Argentina	14	-	14
Brazil	30,223	(26,082)	56,305
Venezuela	3,835	(1,480)	5,315
Panama	392,064	151,785	240,279
Others	2,653	(604)	3,257
Total	466,607	119,603	347,004

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Mar. 31, 2007 (a)	Reserve ratio	(a) - (b)	Mar. 31, 2006 (b)
Overseas offices and Japan offshore banking accounts	43,478	50.9	(7,763)	51,241
Asia	32,898	47.0	(2,749)	35,647
Indonesia	482	42.6	(1,731)	2,213
Hong Kong	19,388	46.4	5,656	13,732
Thailand	571	55.0	(1,137)	1,708
China	3,544	43.2	1,796	1,748
Others	8,911	49.7	(7,335)	16,246
North America	10,401	83.4	(4,836)	15,237
Central and South America	—	—	—	—
Western Europe	177	72.3	(180)	357
Eastern Europe	—	—	—	—

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio
= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

19. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	FY2006 (a)	(a) - (b)	FY2005 (b)
Deposits (term-end balance)	66,235,002	1,164,218	65,070,784
Deposits (average balance)	65,850,146	2,024,513	63,825,633
Domestic units	57,374,302	936,763	56,437,539
Average yield	0.10	0.08	0.02
Loans (term-end balance)	53,756,440	1,898,881	51,857,559
Loans (average balance)	53,559,601	2,408,916	51,150,685
Domestic units	47,188,557	1,181,262	46,007,295
Average yield	1.73	0.02	1.71

(Note) Deposits do not include "negotiable certificates of deposit."

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Domestic deposits	62,680,764	(426,947)	63,107,711
Individual	33,623,712	863,383	32,760,329
Corporate	29,057,052	(1,290,330)	30,347,382

(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference)

(Millions of yen)

	Mar. 31, 2007 (a)	(a) - (b)	Mar. 31, 2006 (b)
Outstanding balance of investment trusts	3,545,392	621,783	2,923,609
Balance to individuals	3,421,470	618,350	2,803,120

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

20. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	FY2006
Number of companies whose debts have been forgiven	3
Principal amount forgiven	3.7

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

	Mar. 31, 2007
Balance sheet amount	4,262.1
Acquisition cost	2,283.4

(Billions of yen)

	FY2006
Amount sold	approx. (80.0)

21. Number of Directors and Employees <SMBC Non-consolidated>

	Mar. 31, 2007		Mar. 31, 2006
	(a)	(a) - (b)	(b)
Directors and auditors*1	22	-	22
Executive officers*2	59	1	58
Employees*3	16,407	357	16,050

*1 Include those of SMFG.

*2 Who are not board members

*3 Include overseas local staff but exclude executive officers, contract employees, and temporary staff.
Number of employees is reported on the basis of full-time workers.

22. Number of Offices <SMBC Non-consolidated>

	Mar. 31, 2007		Mar. 31, 2006
	(a)	(a) - (b)	(b)
Domestic branches*	406	(5)	411
Domestic sub-branches and agents	157	9	148
Overseas branches	18	3	15
Overseas sub-branches	5	2	3
Overseas representative offices	13	(1)	14
(Reference)			
Number of offices of SMBC Europe	4	1	3

(*) Branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

23. Deferred Tax Assets <SMBC Non-consolidated>

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

			Mar. 31, 2007 (a)	(a)-(b)	Mar. 31, 2006 (b)	(Reference) Temporary differences Mar. 31, 2007
(a) Total deferred tax assets	(b-c)	1	1,389.3	(183.4)	1,572.7	
(b) Subtotal of deferred tax assets		2	1,925.0	(152.3)	2,077.3	4,714.5
Reserve for possible loan losses		3	79.5	(171.2)	250.7	195.7
Write-off of loans		4	101.5	(68.7)	170.2	249.9
Write-off of securities		5	425.9	(21.8)	447.7	1,048.2
Reserve for employee retirement benefits		6	57.8	(16.6)	74.4	142.3
Depreciation		7	6.8	0.3	6.5	16.9
Reserve for investment losses		8	31.5	31.5	-	77.5
Net unrealized losses on other securities		9	-	-	-	-
Net deferred losses on hedges		10	59.8	59.8	-	147.1
Net operating loss carryforwards		11	1,112.3	24.9	1,087.4	2,714.1
Other		12	49.9	9.5	40.4	122.8
(c) Valuation allowance		13	535.7	31.1	504.6	
(d) Total deferred tax liabilities		14	645.7	49.2	596.5	2,011.2
Gains on securities contributed to employee retirement benefits trust		15	41.7	(9.9)	51.6	102.7
Net unrealized gains on other securities		16	573.4	37.2	536.2	1,833.2
Net deferred gains on hedges		17	-	-	-	-
Other		18	30.6	21.9	8.7	75.3
Net deferred tax assets (Balance sheet amount)	(a-d)	19	743.6	(232.6)	976.2	
Amount corresponding to the deferred tax assets shown in line 9	(Note1)	20	59.8	59.8	-	147.1
Amount corresponding to the deferred tax liabilities shown in line 15	(Note2)	21	(573.4)	(37.2)	(536.2)	(1,833.2)
Net deferred tax assets excluding the amount shown in line 20 and 21		22	1,257.2	(255.2)	1,512.4	3,092.6
Effective income tax rate		23	40.63%	-	40.63%	

<Consolidated>

(e) Net deferred tax assets		24	836.3	(165.8)	1,002.1
(f) Tier I		25	3,903.3	(742.6)	4,645.9
Net deferred tax assets/Tier I	(e/f)	26	21.4%	(0.2%)	21.6%

(Notes) 1. Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA. ["Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8)].

2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.
(JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA ("Practical Guidelines") (*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the government's "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of fiscal 2004.

In these processes, the amount of taxable disposals of non-performing loans increased and accumulated. Afterwards, the realized amount of taxable disposals(**) also increased steadily.

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately ¥1.1 trillion, and also disposed in lump sum unrealized losses on stocks of approximately ¥1.2 trillion by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-offs on securities (**) increased temporarily (from approximately ¥0.1 trillion as of March 31, 1999 to approximately ¥1.5 trillion as of March 31, 2003). Afterwards, taxable write-offs of securities carried out in the past are realized through the sales of the securities stocks.

(2) Consequently, tax loss carryforwards (**) amounted to approximately ¥2.7 trillion as of March 31, 2007, but they are certain to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material tax loss carryforwards have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "Temporary differences" in the table on the previous page.

(b) Period for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (before provision for general reserve for possible loan losses)	1	4,274.1
A	Income before income taxes	2	2,600.3
B	Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 31, 2007)	3	635.6
C	Taxable income before adjustments (A+B)	4	3,235.9
	Deferred tax assets corresponding to taxable income before adjustments	5	1,314.7

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the ended March 31, 2012 based on the medium-term management plan, "LEAD THE VALUE Plan (up to fiscal 2009)", launched in April 2007.

(b) Reduce the earnings projection by reasonable amount, reflecting the uncertainty of the projection.

(c) Add the necessary adjustments if any.

(3) Calculate and record the amount of "deferred tax assets" by multiplying effective tax rate and the taxable income before adjustments estimated above.

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	FY2002	FY2003	FY2004	FY2005	FY2006
Income of final return (before deducting operating loss carryforwards)	(745.5)	(1,437.8)	317.2	(652.4)	(69.8)

(Notes) 1. (Income of final return before deduction of operating loss carryforwards)
= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. Since the final declaration for the corporate income tax is being done in the end of June, the figures for income of final return as of March 31, 2007 are estimated.

3. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline. Taxable income has been reported each year when these amounts are excluded.

14. Earnings Forecast for FY2007

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2007 Forecast		FY2006
	1H FY2007		Result
Operating income	24.0	105.0	376.5
Operating profit	22.0	100.0	372.9
Ordinary profit	17.0	90.0	364.5
Net income	14.0	85.0	363.6

Dividend per share forecast (Yen)

	FY2007 Forecast		FY2006
	1H FY2007		Result
Common stock	5,000	10,000	7,000
1st - 12th series Type 4 Preferred stock	67,500	135,000	135,000
1st Series Type 6 Preferred stock	44,250	88,500	88,500

(Reference) (Billions of yen)

Total dividend planned	44.8	89.6	66.6

<Consolidated> (Billions of yen)

	FY2007 Forecast		FY2006
	1H FY2007		Result
Ordinary income	1,950.0	4,100.0	3,901.3
Ordinary profit	400.0	980.0	798.6
Net income	220.0	540.0	441.4

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2007 Forecast		FY2006
	1H FY2007		Result
Gross banking profit	695.0	1,490.0	1,344.5
Expenses	(330.0)	(660.0)	(603.9)
Banking profit (before provision for general reserve for possible loan losses)	365.0	830.0	740.6
Ordinary profit	260.0	700.0	573.3
Net income	150.0	410.0	315.7

Total credit cost (*)	(70.0)	(90.0)	(89.5)

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)
+ (Gains on collection of written-off claims included in Extraordinary gains)

(Reference 1) Overview of New Medium-term Management Plan and FY2007 Management Policy

Overview of "LEAD THE VALUE " PLAN (FY2007 ~ 2009)

FY2007～2009

"LEAD THE VALUE" Plan

Aim for "a globally competitive financial services group with the highest trust" by maximizing our strengths to LEAD THE VALUE.

To LEAD the competition in creating and delivering customer VALUE

Our strengths
(Sources of corporate value)

- Spirit of innovation
- Speed
- Solution & Execution

Strategic Initiatives

- Strengthen targeted growth business areas
  - **"7 growth areas"**
- Fortify platform to support sustainable growth

Management targets

- Aim for top quality in growth business areas
- Realize solid financial base as a global player
- Increase return to shareholders (realize payout ratio of more than 20%)

Financial targets for FY2009 (SMFG consolidated)

Net income	: JPY 650 billion
Tier I ratio	: Approx.8%
Net income RORA	: Approx.1%
Overhead ratio (SMBC non-consolidated)	: 40-45%
ROE(SMFG consolidated)	: 10-15%

FY2007 Management policy : "The first step towards accomplishing the medium-term plan"

■ Strengthen targeted growth business

<initiatives>

Financial consulting for individuals	・Establish business model for offering "one-stop shopping" of various financial services
Payment & settlement service, Consumer finance	・Expand payment & settlement services utilizing credit cards and electronic money ・Promote collaboration with Promise etc. in consumer finance
Solution providing for corporations	・Strengthen businesses which needs of individual and corporate customers co-exist, such as business succession consulting and private banking
Investment banking, Trust business	・Strengthen investment banking through Private Advisory Department collaboration with Daiwa Securities SMBC ・Reinforce trust business with greater flexibility due to the revision of trust-related laws
Focused business areas in global markets	・Strengthen businesses in industries in which fund raising and business consolidtion needs are increasing, and in Asia ・Further strengthen project finance, ship finance etc.
Proprietary investment	・Strengthen investment in mezzanine, equity, and funds
Credit derivative, trading & distribution	・Improve capability to structure risks and distribute risks to invetors

■ Fortify platform to support sustainable growth

Strengthen compliance both in Japan and overseas	Improve Customer Satisfaction
Business performance evaluation system with medium-term viewpoint	Improve HR management
Reinforce operational infrastructure	Improve ALM and risk management

(Reference 2) Financial Statements of SMBC

1. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2007 (A)	March 31, 2006 (B)	Change (A-B)
Assets			
Cash and due from banks and Deposits with banks	3,999,561	6,589,967	(2,590,406)
Call loans	1,003,796	576,909	426,887
Receivables under resale agreements	39,725	81,470	(41,745)
Receivables under securities borrowing transactions	2,213,314	1,956,650	256,664
Bills bought	2,861	-	2,861
Commercial paper and other debt purchased	333,524	115,637	217,887
Trading assets	2,914,023	3,694,791	(780,768)
Money held in trust	2,924	2,912	12
Securities	20,060,873	25,202,541	(5,141,668)
Loans and bills discounted	53,756,440	51,857,559	1,898,881
Foreign exchanges	835,617	877,570	(41,953)
Other assets	1,442,066	1,567,812	(125,746)
Premises and equipment	-	639,538	(639,538)
Tangible fixed assets	678,581	-	678,581
Intangible fixed assets	87,615	-	87,615
Deferred tax assets	743,605	976,203	(232,598)
Customers' liabilities for acceptances and guarantees	4,177,816	4,120,300	57,516
Reserve for possible loan losses	(677,573)	(816,437)	138,864
Reserve for possible losses on investments	(77,547)	-	(77,547)
Total assets	91,537,228	97,443,428	(5,906,200)
Liabilities			
Deposits	66,235,002	65,070,784	1,164,218
Negotiable certificates of deposit	2,574,335	3,151,382	(577,047)
Call money	2,291,128	2,833,865	(542,737)
Payables under repurchase agreements	104,640	382,082	(277,442)
Payables under securities lending transactions	1,516,342	2,709,084	(1,192,742)
Bills sold	-	5,104,100	(5,104,100)
Trading liabilities	1,578,730	2,515,932	(937,202)
Borrowed money	3,371,846	2,023,023	1,348,823
Foreign exchanges	329,695	449,560	(119,865)
Bonds	3,647,483	3,776,707	(129,224)
Due to trust account	65,062	318,597	(253,535)
Other liabilities	1,588,683	1,295,135	293,548
Reserve for employee bonuses	8,892	8,691	201
Reserve for executive retirement benefits	4,757	-	4,757
Reserve for point service program	990	-	990
Other reserves	18	18	-
Deferred tax liabilities for land revaluation	48,917	49,384	(467)
Acceptances and guarantees	4,177,816	4,120,300	57,516
Total liabilities	87,544,344	93,808,652	(6,264,308)

(Millions of yen)

	March 31, 2007 (A)	March 31, 2006 (B)	Change (A-B)
Stockholders' equity			
Capital stock	-	664,986	(664,986)
Capital surplus	-	1,367,548	(1,367,548)
Capital reserve	-	665,033	(665,033)
Other capital surplus	-	702,514	(702,514)
Retained earnings	-	794,033	(794,033)
Voluntary reserves	-	221,502	(221,502)
Unappropriated retained earnings at end of term (year)	-	572,531	(572,531)
Land revaluation excess	-	24,716	(24,716)
Net unrealized gains on other securities	-	783,491	(783,491)
Total stockholders' equity	-	3,634,776	(3,634,776)
Total liabilities and stockholders' equity	-	97,443,428	(97,443,428)
Net assets			
Capital stock	664,986	-	664,986
Capital surplus	1,367,548	-	1,367,548
Capital reserve	665,033	-	665,033
Other capital surplus	702,514	-	702,514
Retained earnings	761,028	-	761,028
Other retained earnings	761,028	-	761,028
Reserve for losses on overseas investments	0	-	-
Voluntary reserve for retirement allowances	1,656	-	1,656
Voluntary reserve	219,845	-	219,845
Retained earnings brought forward	539,526	-	539,526
Total stockholders' equity	2,793,563	-	2,793,563
			-
Net unrealized gains on other securities	1,259,814	-	1,259,814
Net deferred losses on hedges	(84,733)	-	(84,733)
Land revaluation excess	24,240	-	24,240
Total valuation and translation adjustments	1,199,320	-	1,199,320
Total net assets	3,992,884	-	3,992,884
Total liabilities and net assets	91,537,228	-	91,537,228

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	FY2006 (A)	FY2005 (B)	Change (A-B)
Ordinary income	2,451,351	2,287,935	163,416
Interest income	1,706,170	1,426,546	279,624
Interest on loans and discounts	1,143,361	990,853	152,508
Interest and dividends on securities	369,039	317,180	51,859
Trust fees	3,482	8,626	(5,144)
Fees and commissions	465,171	474,972	(9,801)
Trading profits	103,719	13,250	90,469
Other operating income	106,725	273,861	(167,136)
Other income	66,082	90,678	(24,596)
Ordinary expenses	1,878,037	1,567,002	311,035
Interest expenses	768,722	472,002	296,720
Interest on deposits	396,300	226,926	169,374
Fees and commissions	111,754	108,296	3,458
Trading losses	2,098	1,312	786
Other operating expenses	158,207	63,613	94,594
General and administrative expenses	609,816	604,098	5,718
Other expenses	227,438	317,679	(90,241)
Ordinary profit	573,313	720,933	(147,620)
Extraordinary gains	41,226	34,763	6,463
Extraordinary losses	27,610	9,024	18,586
Income before income taxes	586,928	746,672	(159,744)
Income taxes, current	16,507	13,512	2,995
Income taxes, deferred	254,680	213,639	41,041
Net income	315,740	519,520	(203,780)
Unappropriated retained earnings carried forward	-	69,774	(69,774)
Transfer from land revaluation excess	-	17,629	(17,629)
Interim dividends	-	34,393	(34,393)
Unappropriated retained earnings at end of term	-	572,531	(572,531)

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

5. Statement of Changes in Net Assets <SMBC Non-consolidated>

(From Apr. 1, 2006 to Mar. 31, 2007)

(Millions of yen)

		Capital surplus		Retained earnings				
				Other retained earnings				
	Capital stock	Capital reserve	Other capital reserve	Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Total stockholders' equity
Balance at March 31, 2006	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
Change in FY2006								
Transfer of reserve for losses on overseas investments				(1)			1	-
Cash dividends							(349,221)	(349,221)
Net income							315,740	315,740
Transfer from land revaluation excess							475	475
Net change in the items other than stockholder's equity in FY2006								
Total	-	-	-	(1)	-	-	(33,004)	(33,005)
Balance at March 31, 2007	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563

(Millions of yen)

	Valuation and translation adjustments				
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2006	783,491	-	24,716	808,207	3,634,776
Change in FY2006					
Transfer of reserve for losses on overseas investments					-
Cash dividends					(349,221)
Net income					315,740
Transfer from land revaluation excess					475
Net change in the items other than stockholder's equity in FY2006	476,323	(84,733)	(475)	391,113	391,113
Total	476,323	(84,733)	(475)	391,113	358,108
Balance at March 31, 2007	1,259,814	(84,733)	24,240	1,199,320	3,992,884

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

4. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as "Cash and due from banks & Deposits with banks", are included in the amount below, as well as beneficiary claims on loan trust and beneficiary claims on commodity investmet trusts classified as "Commercial paper and other debt purchased."

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	March 31, 2007				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	629,562	621,518	(8,044)	20	8,064
Japanese local government bonds	97,102	95,307	(1,794)	-	1,794
Japanese corporate bonds	380,142	376,735	(3,406)	-	3,406
Other	5,326	5,507	180	180	-
Total	1,112,133	1,099,069	(13,064)	200	13,265

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	March 31, 2007		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	43,569	102,243	58,674
Stocks of affiliates	228,334	177,618	(50,716)
Total	271,903	279,861	7,958

(3) Other securities with market value

(Millions of yen)

	March 31, 2007				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,924,707	3,903,456	1,978,749	1,990,476	11,727
Bonds	7,511,158	7,359,713	(151,444)	748	152,193
Japanese government bonds	6,433,016	6,297,790	(135,225)	367	135,593
Japanese local government bonds	431,667	423,605	(8,062)	112	8,175
Japanese corporate bonds	646,474	638,317	(8,157)	267	8,425
Other	2,478,521	2,484,108	5,587	37,469	31,882
Total	11,914,387	13,747,279	1,832,891	2,028,694	195,802

(Notes)

1. Net unrealized gains of JPY 1,259,623 million (after deducting JPY 573,268 million of deferred tax liabilities from JPY 1,832,891 million of net unrealized gains shown in the above table) are included in Net assets under 'Net unrealized gains on other securities.'
2. Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. Valuation loss (impaired) for this term is JPY 6,453 million. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

(4) Securities with no available market value

(Millions of yen)

	March 31, 2007
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,164,526
Stocks of affiliates	10,417
Other	46,711
Other securities	
Unlisted stocks (excluding OTC stocks)	358,692
Unlisted bonds	2,813,486
Unlisted foreign securities	428,635
Other	447,546

[2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	March 31, 2007				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	2,602	2,924	322	322	-

(Note) Net unrealized gains of 191 million yen (after deducting 130 million yen in deferred tax liabilities from 217 million yen in net unrealized gains) are included in the Net assets under 'Net unrealized gains on other securities.'

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2007 (A)	March 31, 2006 (B)	Change (A-B)
Loans and bills discounted	5,350	7,870	(2,520)
Securities	267,110	238,205	28,905
Securities held in custody accounts	3,000	33,590	(30,590)
Monetary claims	703,199	706,349	(3,150)
Premises and equipment	25	85	(60)
Other claims	1,245	1,216	29
Due from banking account	65,062	318,597	(253,535)
Cash and due from banks and Deposits with banks	129,401	-	129,401
Total assets	1,174,396	1,305,915	(131,519)
designated money in trusts	358,058	445,346	(87,288)
specified monetary trusts	91,741	84,908	6,833
Securities trusts	3,000	33,590	(30,590)
Monetary claims trusts	598,236	603,656	(5,420)
Composite trusts	123,359	138,413	(15,054)
Total liabilities	1,174,396	1,305,915	(131,519)

(Notes) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. SMBC has no co-operative trusts under other trust bank's administration.
3. SMBC does not handle any trusts with principal indemnification.

平 成 １ ８ 年 度
決 算 説 明 資 料

株式会社三井住友フィナンシャルグループ
株 式 会 社 三 井 住 友 銀 行

【　目　　次　】

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平成１８年度決算の概況

（注）1.　【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
　　　2.　【単体】は、三井住友銀行の単体の計数を表示しております。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

平成１８年度決算の概況

１．損益状況

【三井住友銀行単体】

（金額単位　百万円）

		１８年度	１７年度比	１７年度
業務粗利益	1	1,344,490	△ 207,543	1,552,033
（除く国債等債券損益）	2	(1,456,903)	(△ 105,451)	(1,562,354)
国内業務粗利益	3	1,149,941	△ 116,547	1,266,488
（除く国債等債券損益）	4	(1,224,645)	(△ 53,149)	(1,277,794)
資金利益	5	904,189	△ 39,681	943,870
信託報酬	6	3,479	△ 5,146	8,625
役務取引等利益	7	289,878	△ 9,537	299,415
特定取引利益	8	3,885	4,119	△ 234
その他業務利益	9	△ 51,491	△ 66,302	14,811
（うち国債等債券損益）	10	(△ 74,703)	(△ 63,398)	(△ 11,305)
国際業務粗利益	11	194,548	△ 90,997	285,545
（除く国債等債券損益）	12	(232,258)	(△ 52,301)	(284,559)
資金利益	13	33,263	22,589	10,674
役務取引等利益	14	63,540	△ 3,721	67,261
特定取引利益	15	97,735	85,563	12,172
その他業務利益	16	9	△ 195,427	195,436
（うち国債等債券損益）	17	(△ 37,709)	(△ 38,694)	(985)
経費（除く臨時処理分）	18	△ 603,888	△ 17,429	△ 586,459
人件費	19	△ 190,630	1,729	△ 192,359
物件費	20	△ 378,240	△ 17,520	△ 360,720
税金	21	△ 35,017	△ 1,638	△ 33,379
業務純益（一般貸倒引当金繰入前）	22	740,601	△ 224,972	965,573
（除く国債等債券損益）	23	(853,015)	(△ 122,879)	(975,894)
一般貸倒引当金繰入額	24	41,728	196,708	△ 154,980
業務純益	25	782,330	△ 28,263	810,593
うち国債等債券損益	26	△ 112,413	△ 102,093	△ 10,320
臨時損益	27	△ 209,017	△ 119,358	△ 89,659
不良債権処理額	28	△ 131,676	△ 25,116	△ 106,560
株式等損益	29	11,098	△ 14,362	25,460
株式等売却益	30	50,204	△ 19,881	70,085
株式等売却損	31	△ 546	12,821	△ 13,367
株式等償却	32	△ 38,559	△ 7,302	△ 31,257
その他臨時損益	33	△ 88,439	△ 79,880	△ 8,559
経常利益	34	573,313	△ 147,620	720,933
特別損益	35	13,615	△ 12,124	25,739
うち動産不動産処分損益	36	－	△ 1,457	1,457
うち固定資産処分損益	37	△ 1,680	△ 1,680	－
うち減損損失	38	△ 3,680	2,620	△ 6,300
うち償却債権取立益	39	455	△ 30,150	30,605
うち退職給付信託返還益	40	36,330	36,330	－
うち子会社整理損	41	△ 17,809	△ 17,809	－
税引前当期純利益	42	586,928	△ 159,744	746,672
法人税、住民税及び事業税	43	△ 16,507	△ 2,995	△ 13,512
法人税等調整額	44	△ 254,680	△ 41,041	△ 213,639
当期純利益	45	315,740	△ 203,780	519,520

与信関係費用（24＋28＋39）	46	△ 89,491	141,444	△ 230,935
一般貸倒引当金繰入額	47	41,728	196,708	△ 154,980
貸出金償却	48	△ 50,468	△ 37,818	△ 12,650
個別貸倒引当金繰入額	49	△ 44,358	△ 28,533	△ 15,825
貸出債権売却損等	50	△ 37,262	42,397	△ 79,659
特定海外債権引当勘定繰入額	51	412	△ 1,163	1,575
償却債権取立益	52	455	△ 30,150	30,605

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】

（金額単位　百万円）

		18年度	17年度比	17年度
連結粗利益	1	1,906,173	△ 183,976	2,090,149
資金利益	2	1,168,592	6,985	1,161,607
信託報酬	3	3,508	△ 5,123	8,631
役務取引等利益	4	609,185	△ 10,406	619,591
特定取引利益	5	125,625	92,818	32,807
その他業務利益	6	△ 738	△ 268,249	267,511
営業経費	7	△ 888,561	△ 34,765	△ 853,796
不良債権処理額	8	△ 146,186	187,385	△ 333,571
貸出金償却	9	△ 81,415	△ 12,060	△ 69,355
個別貸倒引当金繰入額	10	△ 77,446	△ 32,399	△ 45,047
一般貸倒引当金繰入額	11	53,370	173,448	△ 120,078
その他	12	△ 40,695	58,396	△ 99,091
株式等損益	13	44,730	△ 2,389	47,119
持分法による投資損益	14	△ 104,170	△ 136,057	31,887
その他	15	△ 13,374	4,859	△ 18,233
経常利益	16	798,610	△ 164,944	963,554
特別損益	17	8,180	△ 71,627	79,807
うち減損損失	18	△ 30,548	△ 18,245	△ 12,303
うち償却債権取立益	19	1,236	△ 30,348	31,584
うち退職給付信託返還益	20	36,330	36,330	—
税金等調整前当期純利益	21	806,790	△ 236,572	1,043,362
法人税、住民税及び事業税	22	△ 87,818	△ 18,000	△ 69,818
法人税等調整額	23	△ 218,770	8,131	△ 226,901
少数株主利益	24	△ 58,850	950	△ 59,800
当期純利益	25	441,351	△ 245,490	686,841

（注）連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（8＋19）	26	△ 144,950	157,037	△ 301,987

（ご参考）

（億円）

連結業務純益	27	9,242	△ 3,012	12,254

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

（連結対象会社数）

（単位　社）

		19年３月末	18年３月末比	18年３月末
連結子会社数	28	181	19	162
持分法適用会社数	29	62	△ 1	63

２．職員一人当たり業務純益・粗利経費率　【三井住友銀行単体】

（単位　百万円、％）

	１８年度	１７年度比	１７年度
業務純益（一般貸倒引当金繰入前）	740,601	△224,972	965,573
職員一人当たり（千円）	44,283	△ 13,456	57,739
業　務　純　益	782,330	△ 28,263	810,593
職員一人当たり（千円）	46,778	△ 1,693	48,471
業務純益（一般貸倒繰入前・除く国債等債券損益）	853,015	△122,879	975,894
職員一人当たり（千円）	51,005	△ 7,351	58,356

粗　利　経　費　率	44.9	7.1	37.8

（注）1. 職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2. 職員一人当たり算出の職員数は、平均人員数。
3. 粗利経費率＝経費（除く臨時処理分）／業務粗利益

３．国内利鞘　【三井住友銀行単体】

（単位　％）

	１８年度	１８年度下期	上期比	１７年度
資金運用利回（Ａ）	1.56	1.67	＋ 0.20	1.51
貸出金利回（Ｃ）	1.73	1.81	＋ 0.16	1.71
有価証券利回	1.17	1.37	＋ 0.37	1.03
資金調達原価（Ｂ）	0.98	1.09	＋ 0.21	0.82
資金調達利回	0.19	0.27	＋ 0.16	0.07
預金等利回（Ｄ）	0.10	0.15	＋ 0.09	0.02
外部負債利回	0.42	0.55	＋ 0.24	0.22
経費率	0.79	0.82	＋ 0.05	0.75
総資金利鞘（Ａ）－（Ｂ）	0.58	0.58	△ 0.01	0.69
預貸金利鞘（Ｃ）－（Ｄ）	1.63	1.66	＋ 0.07	1.69

４．有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	１８年度	１７年度比	１７年度
国債等債券損益	△112,413	△102,093	△ 10,320
売却益	20,859	△ 22,243	43,102
売却損	△130,903	△ 77,586	△ 53,317
償還益	1,119	1,029	90
償還損	△ 3,488	△ 3,293	△ 195
償却	－	－	－

株式等損益	11,098	△ 14,362	25,460
売却益	50,204	△ 19,881	70,085
売却損	△ 546	12,821	△ 13,367
償却	△ 38,559	△ 7,302	△ 31,257

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

(注) 時価ヘッジの適用により損益に反映させた額は、純資産直入処理の対象から控除されます。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部純資産直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】　　(金額単位　百万円)

	19年３月末				18年３月末		
	評価損益	18年３月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 13,064	17,718	200	△ 13,265	△ 30,782	577	△ 31,359
子会社･関連会社株式	7,958	△259,617	85,505	△ 77,547	267,575	270,285	△ 2,710
その他有価証券	1,832,891	516,685	2,028,694	△195,802	1,316,206	1,695,589	△379,383
株式	1,978,749	346,345	1,990,476	△ 11,727	1,632,404	1,649,881	△ 17,476
債券	△151,444	130,810	748	△152,193	△282,254	727	△282,981
その他	5,587	39,530	37,469	△ 31,882	△ 33,943	44,980	△ 78,924
その他の金銭の信託	322	113	322	－	209	209	－
合　計	1,828,107	274,899	2,114,723	△286,615	1,553,208	1,966,661	△413,453
株式	1,986,707	86,728	2,075,981	△ 89,274	1,899,979	1,920,166	△ 20,186
債券	△164,690	148,617	768	△165,458	△313,307	1,033	△314,341
その他	6,090	39,553	37,972	△ 31,882	△ 33,463	45,460	△ 78,924

(注) 1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

【連結】　　(金額単位　百万円)

	19年３月末				18年３月末		
	評価損益	18年３月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 13,065	17,716	200	△ 13,266	△ 30,781	580	△ 31,361
その他有価証券	1,825,168	451,831	2,032,120	△206,952	1,373,337	1,771,170	△397,833
株式	1,972,647	269,957	1,987,337	△ 14,689	1,702,690	1,722,129	△ 19,438
債券	△157,367	139,866	1,805	△159,173	△297,233	988	△298,222
その他	9,888	42,008	42,977	△ 33,089	△ 32,120	48,052	△ 80,172
その他の金銭の信託	322	113	322	－	209	209	－
合　計	1,812,424	469,659	2,032,643	△220,218	1,342,765	1,771,960	△429,195
株式	1,972,647	269,957	1,987,337	△ 14,689	1,702,690	1,722,129	△ 19,438
債券	△170,613	157,675	1,825	△172,439	△328,288	1,294	△329,583
その他	10,391	42,027	43,480	△ 33,089	△ 31,636	48,535	△ 80,172

(注) 1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めております。
2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

6．　有価証券償還予定額　【三井住友銀行単体】

その他有価証券のうち満期があるもの及び満期保有目的の債券の期間ごとの償還予定額

（金額単位　億円）

	19年３月末					18年３月末				
	１年以内	１年超５年以内	５年超10年以内	10年超	合計	１年以内	１年超５年以内	５年超10年以内	10年超	合計
債　券	34,239	35,932	22,619	20,008	112,800	56,840	45,015	22,971	29,181	154,009
国　債	27,849	13,537	8,845	19,040	69,273	52,842	19,619	10,844	28,069	111,376
地方債	837	1,324	3,040	4	5,207	210	2,073	3,174	4	5,461
社　債	5,551	21,070	10,733	963	38,319	3,788	23,322	8,953	1,107	37,171
その他	5,015	4,228	6,781	7,839	23,865	7,206	15,084	6,664	6,717	35,672
合　計	39,255	40,161	29,400	27,848	136,665	64,047	60,099	29,635	35,899	189,682

7．　デリバティブ取引（繰延ヘッジ会計適用分）の概要　【三井住友銀行単体】

（金額単位　億円）

	19年３月末				18年３月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	496	781	△　285	△1,431	465	1,010	△　545	△1,704
通貨スワップ	71	64	7	6	33	56	△　23	8
その他	4	5	△　1	△　20	64	33	31	24
合計	571	850	△　279	△1,445	562	1,099	△　537	△1,672

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	19年３月末				18年３月末			
	１年以内	１年超5年以内	5年超	合計	１年以内	１年超5年以内	5年超	合計
受取固定・支払変動	71,187	118,684	44,298	234,169	55,875	160,615	50,453	266,943
受取変動・支払固定	11,032	51,916	52,186	115,134	9,034	55,643	56,355	121,032
受取変動・支払変動	2,000	305	203	2,508	2,538	2,307	208	5,053
金利ｽﾜｯﾌﾟ想定元本合計	84,219	170,905	96,687	351,811	67,447	218,565	107,016	393,028

８．退職給付関連

（１）退職給付債務残高

【三井住友銀行単体】　　（金額単位　百万円）

		19年３月末	18年３月末比	18年３月末
退職給付債務残高	（A）	841,484	△　960	842,444
（割引率）		（　2.5%）	（　－　）	（　2.5%）
年金資産時価総額	（B）	1,150,023	△　57,269	1,207,292
退職給付引当金	（C）	－	－	－
前払年金費用	（D）	175,844	△　1,132	176,976
未認識過去勤務債務（債務の減額）	（E）	△　47,915	11,084	△　58,999
未認識数理計算上の差異	(A-B-C+D-E)	△　84,779	44,092	△　128,871

（ご参考）【連結】　　（金額単位　百万円）

		19年３月末	18年３月末比	18年３月末
退職給付債務残高	（A）	910,139	337	909,802
年金資産時価総額	（B）	1,186,060	△　50,475	1,236,535
退職給付引当金	（C）	34,424	△　2,362	36,786
前払年金費用	（D）	178,182	1,206	176,976
未認識過去勤務債務（債務の減額）	（E）	△　48,257	11,470	△　59,727
未認識数理計算上の差異	(A-B-C+D-E)	△　83,905	42,911	△　126,816

（２）退職給付費用

【三井住友銀行単体】　　（金額単位　百万円）

		１８年度	１７年度比	１７年度
退職給付費用	（A）	△　309	△　29,261	28,952
勤務費用		15,715	△　562	16,277
利息費用		21,061	347	20,714
期待運用収益		△　29,665	△　5,585	△　24,080
過去勤務債務の損益処理額		△　11,084	△　1,845	△　9,239
数理計算上の差異の損益処理額		2,723	△　21,467	24,190
その他		939	△　152	1,091
退職給付信託返還益	（B）	△　36,330	△　36,330	－
合　計	(A+B)	△　36,639	△　65,591	28,952

（ご参考）【連結】　　（金額単位　百万円）

		１８年度	１７年度比	１７年度
退職給付費用	（A）	7,607	△　27,812	35,419
退職給付信託返還益	（B）	△　36,330	△　36,330	－
合　計	(A+B)	△　28,722	△　64,141	35,419

９．自己資本比率　【連結】

（単位　億円、％）

	19年３月末［速報値］	18年３月末
（１）自己資本比率（第一基準）	11.28	12.39
TierⅠ 比率	6.42	7.11
（２）Tier Ⅰ	39,033	46,459
（３）Tier Ⅱ	36,389	40,677
（４）控除項目	6,908	6,193
（５）自己資本（２）＋（３）－（４）	68,514	80,944
（６）リスクアセット等	607,110	653,223
（７）総所要自己資本額（６）×８％	48,569	

（注）自己資本比率（第一基準）は、平成19年3月期より「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準（平成18年金融庁告示第20号）」に基づき算出しております。

【三井住友銀行連結】

自己資本比率（国際統一基準）	12.91	10.77

【三井住友銀行単体】

自己資本比率（国際統一基準）	13.40	11.35

（注）自己資本比率（国際統一基準）は、平成19年3月期より「銀行法第14条の2の規定に基づき、銀行がその保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準（平成18年金融庁告示第19号）」に基づき算出しております。

１０．ＲＯＥ　【連結】

（単位　％）

	１８年度	17年度比	１７年度
当期純利益ベース	13.1	△　20.1	33.2

$$(注)ＲＯＥ = \frac{(当期純利益 - 優先株式配当金総額)}{\{(期首資本の部 - 期首発行済優先株式数 \times 発行価額) + (期末純資産の部 - 期末発行済優先株式数 \times 発行価額 - 期末新株予約権 - 期末少数株主持分)\} \div 2} \times 100$$

（単位　％）

	１８年度	17年度比	１７年度
当期純利益ベース（希薄化後）	10.5	△　8.5	19.0

$$(注)ＲＯＥ(希薄化後) = \frac{当期純利益}{(期首資本の部 + 期末純資産の部 - 期末新株予約権 - 期末少数株主持分) \div 2} \times 100$$

１１．自己査定、開示及び償却・引当との関係　【三井住友銀行単体】

＜19年３月末現在＞　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	Ⅱ分類	Ⅲ分類	Ⅳ分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,089① (18年３月末比 △556)	担保・保証等により回収可能部分 973(イ)		全額引当 116	全額償却 (注１)	個別貸倒引当金 157 (注２)	100% (注３)
破綻懸念先	危険債権 3,001② (18年３月末比 △1,733)	担保・保証等により回収可能部分 1,387(ロ)		必要額を引当 1,614		個別貸倒引当金 1,291 (注２)	80.0% (注３)
要注意先	要管理債権 3,297③ (18年３月末比 +75) (要管理先債権)	要管理債権中の担保・保証等による保全部分 1,070(ハ)				要管理債権に対する一般貸倒引当金 989	44.9% (注３) 18.5% (注３)
要注意先	正常債権 605,422	要管理先債権以外の要注意先債権				一般貸倒引当金 5,308	6.5% [12.7%] (注４)
正常先		正常先債権					0.3% (注４)

総計				特定海外債権引当勘定
612,809④				19

A＝①＋②＋③	B 担保・保証等により回収可能部分 (イ＋ロ＋ハ)	C 左記以外 (A−B)	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金 (注２)	引当率 (注５) D/C
7,387⑤ (18年３月末比 △2,214) ＜不良債権比率 (⑤/④)1.2%＞	3,430	3,957	2,437	61.6%

保全率＝（B＋D）／A　79.4%

（注１）　直接減額 2,983億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　41億円、破綻懸念先　119億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１２．リスク管理債権の状況

【三井住友銀行単体】　　（金額単位　百万円）

		19年３月末	18年３月末比	18年３月末
リスク管理債権	破綻先債権	33,754	△ 7,160	40,914
	延滞債権	357,632	△ 193,451	551,083
	３カ月以上延滞債権	20,543	△ 2,903	23,446
	貸出条件緩和債権	309,133	10,405	298,728
	合計	721,064	△ 193,109	914,173
	直接減額実施額	266,873	△ 320,743	587,616
貸出金残高（末残）		53,756,440	1,898,881	51,857,559

（単位　%）

貸出金残高比	破綻先債権	0.1	0.0	0.1
	延滞債権	0.7	△ 0.4	1.1
	３カ月以上延滞債権	0.0	0.0	0.0
	貸出条件緩和債権	0.6	0.0	0.6
	合計	1.3	△ 0.5	1.8

【連結】　　（金額単位　百万円）

		19年３月末	18年３月末比	18年３月末
リスク管理債権	破綻先債権	60,715	1,383	59,332
	延滞債権	507,289	△ 207,077	714,366
	３カ月以上延滞債権	22,018	△ 2,553	24,571
	貸出条件緩和債権	477,362	32,473	444,889
	合計	1,067,386	△ 175,774	1,243,160
	直接減額実施額	430,335	△ 323,784	754,119
貸出金残高（末残）		58,689,322	1,422,119	57,267,203

（単位　%）

貸出金残高比	破綻先債権	0.1	0.0	0.1
	延滞債権	0.9	△ 0.3	1.2
	３カ月以上延滞債権	0.0	0.0	0.0
	貸出条件緩和債権	0.8	0.0	0.8
	合計	1.8	△ 0.4	2.2

１３．貸倒引当金等の状況

【三井住友銀行単体】

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
貸倒引当金	677,573	△ 138,864	816,437
一般貸倒引当金	530,807	△ 41,729	572,536
個別貸倒引当金	144,824	△ 96,722	241,546
特定海外債権引当勘定	1,941	△ 413	2,354
直接減額実施額	298,314	△ 305,308	603,622

【連結】

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
貸倒引当金	889,093	△ 146,375	1,035,468
一般貸倒引当金	683,589	△ 59,025	742,614
個別貸倒引当金	203,562	△ 86,937	290,499
特定海外債権引当勘定	1,941	△ 413	2,354
直接減額実施額	490,123	△ 309,021	799,144

１４．リスク管理債権に対する引当率

【三井住友銀行単体】

（単位　%）

	19年３月末	18年３月末比	18年３月末
直接減額実施前	98.8	4.2	94.6
直接減額実施後	94.0	4.7	89.3

【連結】

（単位　%）

	19年３月末	18年３月末比	18年３月末
直接減額実施前	92.1	0.2	91.9
直接減額実施後	83.3	0.0	83.3

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１５．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	19年３月末	18年３月末比	18年３月末
破産更生債権及びこれらに準ずる債権	108,893	△　55,617	164,510
危険債権	300,097	△　173,312	473,409
要管理債権	329,677	7,502	322,175
合計（A）	738,667	△　221,428	960,095
正常債権	60,542,238	4,557,301	55,984,937
総計（B）	61,280,906	4,335,874	56,945,032
不良債権比率（A／B）	1.2	△　0.5	1.7
直接減額実施額	298,314	△　305,308	603,622

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
なお、「金融機能の再生のための緊急措置に関する法律施行規則」の改正により、平成19年３月期より自行保証付私募債（当行がその元本の償還及び利息の支払の全部又は一部について保証している私募による社債）を新たに開示債権の対象に加えております。

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
保全額（C）	586,681	△　286,783	873,464
貸倒引当金（注）（D）	243,703	△　112,434	356,137
担保保証等（E）	342,977	△　174,350	517,327

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	19年３月末	18年３月末比	18年３月末
保全率（C）／（A）	79.4	△　11.6	91.0
貸倒引当金総額を分子に算入した場合の保全率	138.2	△　0.7	138.9

（単位　％）

	19年３月末	18年３月末比	18年３月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	61.6	△　18.8	80.4
貸倒引当金総額を分子に算入した場合の引当率	171.2	△　13.2	184.4

【連結】

（単位　百万円、％）

	19年３月末	18年３月末比	18年３月末
破産更生債権及びこれらに準ずる債権	193,792	△　56,309	250,101
危険債権	384,817	△　180,132	564,949
要管理債権	506,024	28,619	477,405
合計（A）	1,084,632	△　207,825	1,292,457
正常債権	64,815,607	4,084,513	60,731,094
総計（B）	65,900,240	3,876,689	62,023,551
不良債権比率（A／B）	1.6	△　0.5	2.1

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
保全額（C）	881,501	△　251,420	1,132,921
貸倒引当金（D）	281,658	△　117,221	398,879
担保保証等（E）	599,843	△　134,199	734,042

（単位　％）

	19年３月末	18年３月末比	18年３月末
保全率（C）／（A）	81.3	△　6.4	87.7
貸倒引当金総額を分子に算入した場合の保全率	137.3	0.4	136.9

（単位　％）

	19年３月末	18年３月末比	18年３月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	58.1	△　13.3	71.4
貸倒引当金総額を分子に算入した場合の引当率	183.4	△　2.0	185.4

１６．不良債権のオフバランス化の実績　【三井住友銀行単体】

（金額単位　億円）

【上期実績】

	18年３月末	18年度上期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	18年９月末
破産更生等債権	1,645	△ 285	272	△ 557	1,360
危険債権	4,734	△ 483	967	△ 1,450	4,251
合　計	6,379	△ 768	(注1) 1,239	△ 2,007	5,611
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額(注2)	1,129				970

要因別内訳(注3)		
	清算型処理	△ 532
	再建型処理	△ 201
	再建型処理に伴う業況改善	△ 122
	債権流動化	△ 605
	直接償却	646
	その他	△ 1,193
	うち回収・返済等	△ 936
	うち業況改善	△ 257
	合計	△ 2,007

【下期実績】

	18年９月末	18年度下期増減	新規発生額	ｵﾌﾊﾞﾗﾝｽ化額	19年３月末
破産更生等債権	1,360	△ 271	296	△ 567	1,089
危険債権	4,251	△ 1,250	2,041	△ 3,291	3,001
合　計	5,611	△ 1,521	2,337	(注1)△ 3,858	4,090
うちｵﾌﾊﾞﾗﾝｽ化につながる措置額(注2)	970				809

要因別内訳(注3)		
	清算型処理	△ 38
	再建型処理	△ 456
	再建型処理に伴う業況改善	－
	債権流動化	△ 2,797
	直接償却	1,431
	その他	△ 1,998
	うち回収・返済等	△ 1,680
	うち業況改善	△ 318
	合計	△ 3,858

(注1) 上期に新規発生した先で下期にオフバランス化した額は、それぞれに計上されており、その金額は788億円。
(注2) オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。
(注3) １．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
２．「再建型処理」とは、再建型倒産手続（会社更生､民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。

１７．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
国内店分（除く特別国際金融取引勘定）	48,190,509	729,257	47,461,252
製造業	5,236,097	63,393	5,172,704
農業、林業、漁業及び鉱業	132,196	△ 1,560	133,756
建設業	1,224,951	△ 58,248	1,283,199
運輸、情報通信、公益事業	2,886,168	227,806	2,658,362
卸売・小売業	5,089,297	△ 81,304	5,170,601
金融・保険業	5,675,905	603,557	5,072,348
不動産業	6,369,243	52,378	6,316,865
各種サービス業	5,742,376	10,754	5,731,622
地方公共団体	592,238	△ 65,517	657,755
その他	15,242,033	△ 22,002	15,264,035
海外店分及び特別国際金融取引勘定分	5,565,931	1,169,624	4,396,307
政府等	19,029	△ 19,963	38,992
金融機関	287,898	△ 60,566	348,464
商工業	5,038,808	1,223,025	3,815,783
その他	220,195	27,129	193,066
合計	53,756,440	1,898,881	51,857,559

うちリスク管理債権

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
国内店分（除く特別国際金融取引勘定）	679,494	△ 187,304	866,798
製造業	58,751	△ 5,869	64,620
農業、林業、漁業及び鉱業	2,818	△ 359	3,177
建設業	34,327	△ 5,583	39,910
運輸、情報通信、公益事業	103,980	24,581	79,399
卸売・小売業	91,464	418	91,046
金融・保険業	1,304	△ 12,223	13,527
不動産業	170,083	△ 87,124	257,207
各種サービス業	149,978	△ 104,628	254,606
地方公共団体	―	―	―
その他	66,786	3,485	63,301
海外店分及び特別国際金融取引勘定分	41,570	△ 5,805	47,375
政府等	―	―	―
金融機関	―	―	―
商工業	41,570	△ 5,805	47,375
その他	―	―	―
合計	721,064	△ 193,109	914,173

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	19年３月末	引当率	18年３月末比	18年３月末
国内店分（除く特別国際金融取引勘定）	695,189	62.7	△　213,665	908,854
製造業	60,765	59.7	△　7,254	68,019
農業、林業、漁業及び鉱業	2,818	48.6	△　359	3,177
建設業	34,514	51.3	△　6,565	41,079
運輸、情報通信、公益事業	104,849	61.8	17,891	86,958
卸売・小売業	96,272	58.8	2,615	93,657
金融・保険業	2,441	61.2	△　12,265	14,706
不動産業	170,112	57.7	△　104,047	274,159
各種サービス業	154,784	58.8	△　107,072	261,856
地方公共団体	－	－	－	－
その他	68,630	100.0	3,393	65,237
海外店分及び特別国際金融取引勘定分	43,478	50.9	△　7,763	51,241
政府等	－	－	－	－
金融機関	－	－	－	－
商工業	43,478	50.9	△　7,763	51,241
その他	－	－	－	－
合計	738,667	61.6	△　221,428	960,095

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
２．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
消費者ローン残高	14,492,814	△　232,700	14,725,514
住宅ローン残高	13,557,521	△　214,291	13,771,812
うち自己居住用の住宅ローン残高	9,918,884	△　125,650	10,044,534
その他ローン残高	935,292	△　18,409	953,701

（４）中小企業等に対する貸出金

（単位　百万円、％）

	19年３月末	18年３月末比	18年３月末
中小企業等貸出金残高	36,276,238	780,180	35,496,058
中小企業等貸出金比率	75.3	0.5	74.8

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１８．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	19年３月末	18年３月末比	18年３月末
債権額	32,578	△ 2,933	35,511
対象国数	2	－	2

（２）貸出金のアジア・中南米向け残高

①アジア主要国向け貸出金　（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
インドネシア	51,889	△ 14,453	66,342
タイ	386,033	33,252	352,781
韓国	268,160	9,253	258,907
香港	400,550	108,683	291,867
中国	387,463	44,811	342,652
シンガポール	348,464	56,193	292,271
インド	48,936	16,174	32,762
マレーシア	75,828	7,765	68,063
パキスタン	1,488	△ 134	1,622
その他	98,419	8,165	90,254
合計	2,067,235	269,712	1,797,523

（注）債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け貸出金　（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
チリ	1,180	△ 2,108	3,288
コロンビア	－	△ 935	935
メキシコ	36,635	△ 974	37,609
アルゼンチン	14	－	14
ブラジル	30,223	△ 26,082	56,305
ベネズエラ	3,835	△ 1,480	5,315
パナマ	392,064	151,785	240,279
その他	2,653	△ 604	3,257
合計	466,607	119,603	347,004

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	19年３月末	引当率	18年３月末比	18年３月末
海外店分及び特別国際金融取引勘定分	43,478	50.9	△ 7,763	51,241
アジア	32,898	47.0	△ 2,749	35,647
インドネシア	482	42.6	△ 1,731	2,213
香港	19,388	46.4	5,656	13,732
タイ	571	55.0	△ 1,137	1,708
中国	3,544	43.2	1,796	1,748
その他	8,911	49.7	△ 7,335	16,246
北米	10,401	83.4	△ 4,836	15,237
中南米	－	－	－	－
西欧	177	72.3	△ 180	357
東欧	－	－	－	－

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１９．預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	１８年度	１７年度比	１７年度
預　金　（末残）	66,235,002	1,164,218	65,070,784
預　金　（平残）	65,850,146	2,024,513	63,825,633
うち国内業務部門	57,374,302	936,763	56,437,539
平均利回	0.10	0.08	0.02
貸出金　（末残）	53,756,440	1,898,881	51,857,559
貸出金　（平残）	53,559,601	2,408,916	51,150,685
うち国内業務部門	47,188,557	1,181,262	46,007,295
平均利回	1.73	0.02	1.71

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
国内総預金	62,680,764	△ 426,947	63,107,711
個　人	33,623,712	863,383	32,760,329
法　人	29,057,052	△ 1,290,330	30,347,382

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	19年３月末	18年３月末比	18年３月末
投資信託預り残高	3,545,392	621,783	2,923,609
うち個人向け	3,421,470	618,350	2,803,120

（注）投資信託預り残高は約定基準で、期末の各ファンドの純資産残高に基づいて計上しております。

２０．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	１８年度
社数	3
債権放棄額（債権額）	37

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	19年３月末
貸借対照表価額	42,621
取得原価	22,834

（金額単位　億円）

	１８年度
売却実績	約△800

２１．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	19年３月末		18年３月末
		18年３月末比	
取締役・監査役	22	―	22
執行役員（役員兼務者を除く）	59	1	58
従業員数（執行役員を除く）	16,407	357	16,050

（注）1. 取締役・監査役は、三井住友フィナンシャルグループの取締役・監査役を含めております。
2. 従業員数は就業者数を記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含めておりません。

２２．店舗数の状況　【三井住友銀行単体】

（単位　店）

	19年３月末		18年３月末
		18年３月末比	
国内本支店　（注）	406	△　5	411
国内出張所・代理店	157	9	148
海外支店	18	3	15
海外出張所	5	2	3
海外駐在員事務所	13	△　1	14

（ご参考）

欧州三井住友銀行拠点数	4	1	3

（注）被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。

２３．繰延税金資産

（１）繰延税金資産の計上額

【三井住友銀行単体】 （金額単位　億円）

		19年３月末	18年３月末比	18年３月末	（ご参考）一時差異等残高 19年３月末
①繰延税金資産合計（②−③）	1	13,893	△ 1,834	15,727	
②繰延税金資産小計	2	19,250	△ 1,523	20,773	47,145
貸倒引当金	3	795	△ 1,712	2,507	1,957
貸出金償却	4	1,015	△ 687	1,702	2,499
有価証券有税償却	5	4,259	△ 218	4,477	10,482
退職給付引当金	6	578	△ 166	744	1,423
減価償却限度超過額	7	68	＋ 3	65	169
投資損失引当金	8	315	＋ 315	−	775
その他有価証券評価差額金	9	−	−	−	−
繰延ヘッジ損益	10	598	＋ 598	−	1,471
税務上の繰越欠損金	11	11,123	＋ 249	10,874	27,141
その他	12	499	＋ 95	404	1,228
③評価性引当額	13	5,357	＋ 311	5,046	
④繰延税金負債	14	6,457	＋ 492	5,965	20,112
退職給付信託設定益	15	417	△ 99	516	1,027
その他有価証券評価差額金	16	5,734	＋ 372	5,362	18,332
繰延ヘッジ損益	17	−	−	−	−
その他	18	306	＋ 219	87	753
繰延税金資産の計上額（①−④）	19	7,436	△ 2,326	9,762	
10行目の繰延税金資産相当額（注1）	20	598	＋ 598	−	1,471
16行目の繰延税金負債相当額（注2）	21	△ 5,734	△ 372	△ 5,362	△ 18,332
上記以外	22	12,572	△ 2,552	15,124	30,926
実効税率	23	40.63%	−	40.63%	

【連結】

		19年３月末	18年３月末比	18年３月末
⑤繰延税金資産純額	24	8,363	△ 1,658	10,021
⑥Tier I	25	39,033	△ 7,426	46,459
繰延税金資産純額/Tier I 比率（⑤／⑥）	26	21.4%	△ 0.2%	21.6%

(注1) 繰延ヘッジ損失については、将来年度の収益力に基づく課税所得によって繰延税金資産の回収可能性を判断する場合には、例示区分４号但書の会社についても回収可能性があると判断できるものとされている（「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号））。

(注2) 繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（２）繰延税金資産の計上根拠

①計上基準

実務指針の例示区分の４号但書

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）５（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額の範囲内で、解消スケジューリングの可能な一時差異等を対象として繰延税金資産を計上している。

(a)不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入(平成10年度)により、自己査定に基づいて償却・引当を行う体制を整備。景気低迷の長期化、国内外の経済環境が不透明感を増す中、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速し、平成16年上期中に半減目標を前倒しで達成。

これらの過程等で、不良債権有税処理残高（注2）が増加。その後、無税化は順調に進捗。

(b)株式含み損処理

株価の大幅かつ継続的な下落を踏まえた株価変動リスクの削減や、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。

平成14年度においては、保有株式の売切りにより約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。

こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となる（11/3末の約1,000億円→15/3末の約15,000億円）。その後、売却等により無税化は着実に進捗。

（ロ）上記等により、19/3末時点の税務上の繰越欠損金は約27,000億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	42,741
A 税引前当期純利益	2	26,003
B 申告調整額（除く19/3末一時差異の解消額）	3	6,356
C 調整前課税所得（A＋B）	4	32,359
調整前課税所得に対応する繰延税金資産額	5	13,147

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後５年間の調整前課税所得を保守的に見積り

①中期経営計画を基礎とし、５年間の収益計画を合理的に見積り

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	15/3期	16/3期	17/3期	18/3期	19/3期
確定申告所得(繰越欠損金控除前)	▲7,455	▲14,378	3,172	▲6,524	▲698

(注1)「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
(注2) 法人税の確定申告は６月末に行うため、19/3期は決算時点での見積り計数である。
(注3) 上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。

２４．平成１９年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】 (金額単位　億円)

	19年度予想		18年度実績
	中間期		
営業収益	240	1,050	3,765
営業利益	220	1,000	3,729
経常利益	170	900	3,645
当期純利益	140	850	3,636

１株当たり配当予想 (金額単位　円)

	19年度予想		18年度実績
	中間	年間	年間
普通株式	5,000	10,000	7,000
第１～12回第四種優先株式	67,500	135,000	135,000
第１回第六種優先株式	44,250	88,500	88,500

＜ご参考＞ (金額単位　億円)

配当金総額	448	896	666

【連結】 (金額単位　億円)

	19年度予想		18年度実績
	中間期		
経常収益	19,500	41,000	39,013
経常利益	4,000	9,800	7,986
当期純利益	2,200	5,400	4,414

＜ご参考＞

株式会社三井住友銀行

【単体】 (金額単位　億円)

	19年度予想		18年度実績
	中間期		
業務粗利益	6,950	14,900	13,445
経費	△ 3,300	△ 6,600	△ 6,039
業務純益(一般貸倒引当金繰入前)	3,650	8,300	7,406
経常利益	2,600	7,000	5,733
当期純利益	1,500	4,100	3,157

与信関係費用	△ 700	△ 900	△ 895

(注) 一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額＋特別利益に含まれる償却債権取立益

（ご参考①）中期経営計画の概要と平成１９年度経営方針

中期経営計画「LEAD THE VALUE計画」（平成１９～２１年度）の概要

平成19～21年度

LEAD THE VALUE計画

お客さまの視点に立った
SMFGの『付加価値』を極大化する
ことにより、「最高の信頼を得られ
世界に通じる金融グループ」を目指す

お客さまの価値向上を
リードしていく存在に

SMFGの付加価値
（企業価値の源泉）

- 先進性
- スピード
- 提案・解決力

戦略施策

■ 成長事業領域の重点的強化

「7つの成長事業領域」

■ 持続的成長に向けた企業基盤の整備

経営目標

- 成長事業領域における
  トップクオリティの実現
- グローバルプレーヤーに相応しい
  財務体質の実現
- 株主還元の充実（配当性向20%超）

平成21年度財務目標（SMFG連結）

・当期純利益	： 6,500億円
・Tier Ⅰ 比率	： 8%程度
・当期純利益RORA	： 1%程度
・経費率（SMBC単体）	： 40%台前半
・連結ROE	： 10-15%

平成１９年度経営方針：「中期経営計画実現に向けた第一段階」

■ 成長事業領域の重点的強化

成長事業領域	＜主な施策＞
個人向け金融コンサルティングビジネス	・投資信託、保険、証券等の多様な金融サービスをワンストップで提供する「トータルコンサルティング」モデルの構築
支払・決済・コンシューマーファイナンス	・クレジットカード、電子マネーを活用した支払・決済サービスの拡充 ・コンシューマーファイナンスにおけるプロミス等との協働事業の推進
法人向けソリューションビジネス	・プライベート・アドバイザリー本部を通じた、事業承継、プライベートバンキング等、個人と法人のニーズが交差する事業領域の強化
投資銀行・信託業務	・大和証券エスエムビーシーとの協働を通じた投資銀行業務の強化 ・信託法制の改正を捉えた信託業務の強化
グローバルマーケットにおける特定分野	・資金調達・再編ニーズがある業界、アジア地域における取組み強化 ・プロジェクトファイナンス、船舶ファイナンス等の一段の強化
自己勘定投資	・メザニン、エクイティ、ファンド投資等の強化
アセット回転型ビジネス	・貸出等を通じて引き受けたリスクの加工力及び投資家に対する販売力の向上

■ 持続的成長に向けた企業基盤の整備

国内外におけるコンプライアンスの徹底	CS（お客さま満足度）向上
中長期的目標と戦略施策を主軸とした業績評価	人材マネジメントの高度化
業務インフラの整備	ALM・リスク管理体制の高度化

（ご参考②）三井住友銀行の財務諸表等

1．比較貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成18年度末 (A)	平成17年度末 (B)	比較 (A－B)
（資産の部）			
現金預け金	3,999,561	6,589,967	△ 2,590,406
コールローン	1,003,796	576,909	426,887
買現先勘定	39,725	81,470	△ 41,745
債券貸借取引支払保証金	2,213,314	1,956,650	256,664
買入手形	2,861	-	2,861
買入金銭債権	333,524	115,637	217,887
特定取引資産	2,914,023	3,694,791	△ 780,768
金銭の信託	2,924	2,912	12
有価証券	20,060,873	25,202,541	△ 5,141,668
貸出金	53,756,440	51,857,559	1,898,881
外国為替	835,617	877,570	△ 41,953
その他資産	1,442,066	1,567,812	△ 125,746
動産不動産	-	639,538	△ 639,538
有形固定資産	678,581	-	678,581
無形固定資産	87,615	-	87,615
繰延税金資産	743,605	976,203	△ 232,598
支払承諾見返	4,177,816	4,120,300	57,516
貸倒引当金	△ 677,573	△ 816,437	138,864
投資損失引当金	△ 77,547	-	△ 77,547
資産の部合計	91,537,228	97,443,428	△ 5,906,200
（負債の部）			
預金	66,235,002	65,070,784	1,164,218
譲渡性預金	2,574,335	3,151,382	△ 577,047
コールマネー	2,291,128	2,833,865	△ 542,737
売現先勘定	104,640	382,082	△ 277,442
債券貸借取引受入担保金	1,516,342	2,709,084	△ 1,192,742
売渡手形	-	5,104,100	△ 5,104,100
特定取引負債	1,578,730	2,515,932	△ 937,202
借用金	3,371,846	2,023,023	1,348,823
外国為替	329,695	449,560	△ 119,865
社債	3,647,483	3,776,707	△ 129,224
信託勘定借	65,062	318,597	△ 253,535
その他負債	1,588,683	1,295,135	293,548
賞与引当金	8,892	8,691	201
役員退職慰労引当金	4,757	-	4,757
ポイント引当金	990	-	990
特別法上の引当金	18	18	-
再評価に係る繰延税金負債	48,917	49,384	△ 467
支払承諾	4,177,816	4,120,300	57,516
負債の部合計	87,544,344	93,808,652	△ 6,264,308

（金額単位　百万円）

科目	平成18年度末 （A）	平成17年度末 （B）	比較 （A－B）
（資本の部）			
資本金	－	664,986	△ 664,986
資本剰余金	－	1,367,548	△ 1,367,548
資本準備金	－	665,033	△ 665,033
その他資本剰余金	－	702,514	△ 702,514
利益剰余金	－	794,033	△ 794,033
任意積立金	－	221,502	△ 221,502
当期未処分利益	－	572,531	△ 572,531
土地再評価差額金	－	24,716	△ 24,716
その他有価証券評価差額金	－	783,491	△ 783,491
資本の部合計	－	3,634,776	△ 3,634,776
負債及び資本の部合計	－	97,443,428	△ 97,443,428
（純資産の部）			
資本金	664,986	－	664,986
資本剰余金	1,367,548	－	1,367,548
資本準備金	665,033	－	665,033
その他資本剰余金	702,514	－	702,514
利益剰余金	761,028	－	761,028
その他利益剰余金	761,028	－	761,028
海外投資等損失準備金	0	－	－
行員退職積立金	1,656	－	1,656
別途準備金	219,845	－	219,845
繰越利益剰余金	539,526	－	539,526
株主資本合計	2,793,563	－	2,793,563
その他有価証券評価差額金	1,259,814	－	1,259,814
繰延ヘッジ損益	△ 84,733	－	△ 84,733
土地再評価差額金	24,240	－	24,240
評価・換算差額等合計	1,199,320	－	1,199,320
純資産の部合計	3,992,884	－	3,992,884
負債及び純資産の部合計	91,537,228	－	91,537,228

（注）記載金額は百万円未満を切り捨てて表示しております。

2．比較損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成18年度（A）	平成17年度（B）	比較（A－B）
経常収益	2,451,351	2,287,935	163,416
資金運用収益	1,706,170	1,426,546	279,624
（うち貸出金利息）	(1,143,361)	(990,853)	(152,508)
（うち有価証券利息配当金）	(369,039)	(317,180)	(51,859)
信託報酬	3,482	8,626	△ 5,144
役務取引等収益	465,171	474,972	△ 9,801
特定取引収益	103,719	13,250	90,469
その他業務収益	106,725	273,861	△ 167,136
その他経常収益	66,082	90,678	△ 24,596
経常費用	1,878,037	1,567,002	311,035
資金調達費用	768,722	472,002	296,720
（うち預金利息）	(396,300)	(226,926)	(169,374)
役務取引等費用	111,754	108,296	3,458
特定取引費用	2,098	1,312	786
その他業務費用	158,207	63,613	94,594
営業経費	609,816	604,098	5,718
その他経常費用	227,438	317,679	△ 90,241
経常利益	573,313	720,933	△ 147,620
特別利益	41,226	34,763	6,463
特別損失	27,610	9,024	18,586
税引前当期純利益	586,928	746,672	△ 159,744
法人税、住民税及び事業税	16,507	13,512	2,995
法人税等調整額	254,680	213,639	41,041
当期純利益	315,740	519,520	△ 203,780
前期繰越利益	－	69,774	△ 69,774
土地再評価差額金取崩額	－	17,629	△ 17,629
中間配当額	－	34,393	△ 34,393
当期未処分利益	－	572,531	△ 572,531

（注）記載金額は百万円未満を切り捨てて表示しております。

３．株主資本等変動計算書　【三井住友銀行単体】
（自　平成18年 4月 1日　　至　平成19年 3月31日）

（金額単位　百万円）

	資本金	資本剰余金		利益剰余金				株主資本合計
		資本準備金	その他資本剰余金	その他利益剰余金				
				海外投資等損失準備金	行員退職積立金	別途準備金	繰越利益剰余金	
前事業年度末残高	664,986	665,033	702,514	1	1,656	219,845	572,531	2,826,568
当事業年度変動額								
海外投資等損失準備金取崩				△ 1			1	－
剰余金の配当							△ 349,221	△ 349,221
当期純利益							315,740	315,740
土地再評価差額金取崩							475	475
株主資本以外の項目の当事業年度変動額（純額）								
当事業年度変動額合計	－	－	－	△ 1	－	－	△ 33,004	△ 33,005
当事業年度末残高	664,986	665,033	702,514	0	1,656	219,845	539,526	2,793,563

（金額単位　百万円）

	評価・換算差額等				純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	評価・換算差額等合計	
前事業年度末残高	783,491	－	24,716	808,207	3,634,776
当事業年度変動額					
海外投資等損失準備金取崩					－
剰余金の配当					△ 349,221
当期純利益					315,740
土地再評価差額金取崩					475
株主資本以外の項目の当事業年度変動額（純額）	476,323	△ 84,733	△ 475	391,113	391,113
当事業年度変動額合計	476,323	△ 84,733	△ 475	391,113	358,108
当事業年度末残高	1,259,814	△ 84,733	24,240	1,199,320	3,992,884

（注）記載金額は百万円未満を切り捨てて表示しております。

4．有価証券の時価情報等　【三井住友銀行単体】

［1］有価証券

貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権及び商品投資受益権が含まれております。

(1) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	19年３月末				
	貸借対照表計上額	時　価	差　額	うち益	うち損
国　債	629,562	621,518	△　8,044	20	8,064
地方債	97,102	95,307	△　1,794	—	1,794
社　債	380,142	376,735	△　3,406	—	3,406
その他	5,326	5,507	180	180	—
合　計	1,112,133	1,099,069	△　13,064	200	13,265

(2) 子会社株式及び関連会社株式で時価のあるもの

(金額単位 百万円)

	19年３月末		
	貸借対照表計上額	時　価	差　額
子会社株式	43,569	102,243	58,674
関連会社株式	228,334	177,618	△　50,716
合　計	271,903	279,861	7,958

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	19年３月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株　式	1,924,707	3,903,456	1,978,749	1,990,476	11,727
債　券	7,511,158	7,359,713	△　151,444	748	152,193
国　債	6,433,016	6,297,790	△　135,225	367	135,593
地方債	431,667	423,605	△　8,062	112	8,175
社　債	646,474	638,317	△　8,157	267	8,425
その他	2,478,521	2,484,108	5,587	37,469	31,882
合　計	11,914,387	13,747,279	1,832,891	2,028,694	195,802

(注) 1．上記の評価差額から繰延税金負債573,268百万円を差し引いた額1,259,623百万円が「その他有価証券評価差額金」に含まれております。

2．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当事業年度の損失として処理（以下、「減損処理」という。）しております。当事業年度におけるこの減損処理額は6,453百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分ごとに次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び貸借対照表計上額

(金額単位 百万円)

	19年３月末
子会社株式及び関連会社株式	
子会社株式	1,164,526
関連会社株式	10,417
その他	46,711
その他有価証券	
非上場株式（店頭売買株式を除く。）	358,692
非上場債券	2,813,486
非上場外国証券	428,635
その他	447,546

[2] 金銭の信託

その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

(金額単位 百万円)

	19年３月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,602	2,924	322	322	−

(注) 上記の評価差額から繰延税金負債130百万円を差し引いた額191百万円が「その他有価証券評価差額金」に含まれております。

5. 比較信託財産残高表 【三井住友銀行単体】

(金額単位 百万円)

科目	平成18年度末 (A)	平成17年度末 (B)	比較 (A−B)
貸出金	5,350	7,870	△ 2,520
有価証券	267,110	238,205	28,905
受託有価証券	3,000	33,590	△ 30,590
金銭債権	703,199	706,349	△ 3,150
動産不動産	−	85	△ 85
有形固定資産	25	−	25
その他債権	1,245	1,216	29
銀行勘定貸	65,062	318,597	△ 253,535
現金預け金	129,401	−	129,401
資産合計	1,174,396	1,305,915	△ 131,519
指定金銭信託	358,058	445,346	△ 87,288
特定金銭信託	91,741	84,908	6,833
有価証券の信託	3,000	33,590	△ 30,590
金銭債権の信託	598,236	603,656	△ 5,420
包括信託	123,359	138,413	△ 15,054
負債合計	1,174,396	1,305,915	△ 131,519

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

平成19年3月期　決算短信

平成19年5月21日

上場会社名	株式会社 三井住友フィナンシャルグループ	上場取引所	東証一部・大証一部・名証一部
コード番号	8316	URL	http://www.smfg.co.jp
代表者	取締役社長　北　山　禎　介		
問合せ先責任者	財務部副部長　正　脇　久　昌	TEL	(03)5512-3411
定時株主総会開催予定日	平成19年6月28日	配当支払開始予定日	平成19年6月28日
有価証券報告書提出予定日	平成19年6月29日	特定取引勘定設置の有無	有

（百万円未満切捨て）

1．平成19年3月期の連結業績（平成18年4月1日～平成19年3月31日）

(1) 連結経営成績

（%表示は対前期増減率）

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成19年3月期	3,901,259	(5.3)	798,610	(△17.1)	441,351	(△35.7)
平成18年3月期	3,705,136	(3.5)	963,554	(―)	686,841	(―)

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	自己資本当期純利益率	総資産経常利益率	経常収益経常利益率
	円 銭	円 銭	%	%	%
平成19年3月期	57,085 83	51,494 17	13.1	0.8	20.5
平成18年3月期	94,733 62	75,642 94	33.2	0.9	26.0

（参考） 持分法投資損益　平成19年3月期　△104,170百万円　平成18年3月期　31,887百万円

(2) 連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	連結自己資本比率（第一基準）
	百万円	百万円	%	円 銭	%
平成19年3月期	100,858,309	5,331,279	3.9	469,228 59	〔速報値〕 11.28
平成18年3月期	107,010,575	4,454,399	4.2	400,168 90	12.39

（参考） 自己資本　平成19年3月期　3,922,986百万円　平成18年3月期　―百万円

（注）① 自己資本比率は、（期末純資産の部合計－期末新株予約権－期末少数株主持分）を期末資産の部合計で除して算出しております。

② 連結自己資本比率（第一基準）は、平成19年3月期より「銀行法第52条の25の規定に基づき、銀行持株会社が銀行持株会社及びその子会社の保有する資産等に照らし自己資本の充実の状況が適当であるかどうかを判断するための基準（平成18年金融庁告示第20号）」に基づき算出しております。

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成19年3月期	△ 6,760,740	4,769,454	△ 1,244,945	1,927,024
平成18年3月期	2,208,354	△ 662,482	679,464	5,159,822

2．配当の状況

	1株当たり配当金			配当金総額（年間）	配当性向（連結）	純資産配当率（連結）
（基準日）	中間期末	期末	年間			
	円	円	円	百万円	%	%
平成18年3月期	―	3,000	3,000	22,253	3.4	1.1
平成19年3月期	―	7,000	7,000	53,660	12.5	1.6
平成20年3月期（予想）	5,000	5,000	10,000	76,657	14.5	

（注）上記「配当の状況」は、普通株式に係る配当の状況を記載しております。当社が発行する普通株式と権利関係の異なる種類株式（非上場）の配当の状況につきましては、3ページ「種類株式の配当の状況」をご覧ください。

3．平成20年3月期の連結業績予想（平成19年4月1日～平成20年3月31日）

（%表示は、通期は対前期、中間期は対前年中間期増減率）

	経常収益		経常利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	円 銭
中間期	1,950,000	(6.8)	400,000	(12.0)	220,000	(△ 9.7)	28,224 73
通期	4,100,000	(5.1)	980,000	(22.7)	540,000	(22.4)	69,668 19

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　有

新規　2社（SMFG Preferred Capital USD 1 Limited　他1社）　除外　－ 社（ － ）

（注）詳細は、6ページ「企業集団の状況」をご覧ください。

(2) 連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更

① 会計基準等の改正に伴う変更　有

② ①以外の変更　有

（注）詳細は、15、17ページ「連結貸借対照表注記12、34～38」及び24ページ「連結キャッシュ・フロー計算書注記4」をご覧ください。

(3) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）　平成19年3月期　7,733,653 株　平成18年3月期　7,424,172 株

② 期末自己株式数　平成19年3月期　168,630 株　平成18年3月期　6,307 株

（注）1株当たり当期純利益（連結）の算定の基礎となる株式数については、37ページ「1株当たり情報」をご覧ください。

（参考）個別業績の概要

1．平成19年3月期の個別業績　（平成18年4月1日～平成19年3月31日）

(1) 個別経営成績

（%表示は対前期増減率）

	営業収益	営業利益	経常利益	当期純利益
	百万円　%	百万円　%	百万円　%	百万円　%
平成19年3月期	376,479（578.6）	372,838（613.1）	364,477（655.2）	363,535（395.2）
平成18年3月期	55,482（△78.6）	52,285（△79.6）	48,264（△81.0）	73,408（△70.9）

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益
	円　銭	円　銭
平成19年3月期	46,326　41	41,973　46
平成18年3月期	6,836　35	6,737　46

(2) 個別財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円　銭
平成19年3月期	3,959,444	2,997,898	75.7	342,382　75
平成18年3月期	4,166,332	3,935,426	94.5	330,206　27

（参考）自己資本　平成19年3月期　2,997,898 百万円　平成18年3月期　－ 百万円

2．平成20年3月期の個別業績予想（平成19年4月1日～平成20年3月31日）

（%表示は、通期は対前期、中間期は対前年中間期増減率）

	営業収益	営業利益	経常利益	当期純利益	1株当たり当期純利益
	百万円　%	百万円　%	百万円　%	百万円　%	円　銭
中間期	24,000（△92.5）	22,000（△93.1）	17,000（△94.7）	14,000（△95.6）	981　07
通期	105,000（△72.1）	100,000（△73.2）	90,000（△75.3）	85,000（△76.6）	9,397　77

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

（配当の状況）

「種類株式の配当の状況」

普通株式と権利関係の異なる種類株式に係る１株当たり配当金の内訳及び配当金総額は以下のとおりです。

		1株当たり配当金			配当金総額
	基　準　日	中間期末	期　末	年　間	（年間）
		円	円	円	百万円
第一種優先株式	平成18年3月期	—	10,500	10,500	367
	平成19年3月期	—	—	—	—
	平成20年3月期（予想）	—	—	—	—
第二種優先株式	平成18年3月期	—	28,500	28,500	2,850
	平成19年3月期	—	—	—	—
	平成20年3月期（予想）	—	—	—	—
第三種優先株式	平成18年3月期	—	13,700	13,700	9,521
	平成19年3月期	—	—	—	—
	平成20年3月期（予想）	—	—	—	—
第1-12回第四種優先株式	平成18年3月期	—	135,000	135,000	6,763
	平成19年3月期	—	135,000	135,000	6,763
	平成20年3月期（予想）	67,500	67,500	135,000	6,763
第１回第六種優先株式	平成18年3月期	—	88,500	88,500	6,195
	平成19年3月期	—	88,500	88,500	6,195
	平成20年3月期（予想）	44,250	44,250	88,500	6,195

【参考】指標算式

○　自己資本当期純利益率（連結）

$$\frac{\text{当期純利益－優先株式配当金総額}}{\{（\text{期首資本の部－期首発行済優先株式数×発行価額}）＋（\text{期末自己資本－期末発行済優先株式数×発行価額}）\}\div 2}\times 100$$

○　配当性向（連結）

$$\frac{\text{普通株式配当金総額}}{\text{当期純利益－優先株式配当金総額}}\times 100$$

○　純資産配当率（連結）

$$\frac{\text{普通株式配当金総額}}{\{（\text{期首資本の部－期首発行済優先株式数×発行価額}）＋（\text{期末自己資本－期末発行済優先株式数×発行価額}）\}\div 2}\times 100$$

○　１株当たり予想当期純利益

$$\frac{\text{予想当期純利益－予想優先株式配当金総額}}{\text{期末発行済普通株式数（除く自己株式）}}$$

Ⅰ．経営成績

１．経営成績に関する分析

（１）当期の経営成績

当連結会計年度は、持続的成長を支える「強固な企業基盤の構築」に取り組むとともに、質の高い収益体質及び財務基盤の一段の強化に努めてまいりました。

経常収益は、株式売却益の減少や持分法適用会社の業績下振れ等によるその他経常収益の減少等があったものの、貸出金残高の増加と内外金利の上昇に伴う貸出金利息の増加や、保有株式からの受取配当金の増加等により資金運用収益が増加したことを主因に、前連結会計年度対比５．３％増の３兆９，０１２億円となりました。経常費用は、与信関係費用の大幅な改善を主因にその他経常費用が減少する一方、預金利息の増加等による資金調達費用の増加や債券ポートフォリオの含み損処理等によるその他業務費用の増加を主因に、前連結会計年度対比１３．２％増の３兆１，０２６億円となりました。

その結果、経常利益は７，９８６億円、退職給付信託返還益や減損損失等の特別損益等を勘案した当期純利益は４，４１３億円となりました。

（２）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアが、銀行業が６５（前連結会計年度対比＋１）％、リース業が１９（同△０）％、その他事業が１６（同△１）％、同総資産シェアは、銀行業が９３（前連結会計年度対比△０）％、リース業が２（同＋０）％、その他事業が５（同△０）％となりました。また、所在地別の内部取引消去前の経常収益シェアは、日本が８１（前連結会計年度対比△５）％、米州が７（同＋１）％、欧州・中近東、アジア・オセアニアは、各々５（同＋２）％、７（同＋２）％、同総資産シェアは、日本が８７（前連結会計年度対比△２）％、米州が６（同＋１）％、欧州・中近東、アジア・オセアニアは、各々３（同＋０）％、４（同＋１）％となりました。

（３）平成２０年３月期の見通し

平成２０年３月期につきましては、新中期経営計画「LEAD THE VALUE 計画」＊ の初年度であり、持続的成長を通じて企業価値の更なる向上を目指し、グローバルプレーヤーに相応しい財務体質の実現を図ってまいります。

業績の見通しは、連結経常収益４兆１，０００億円、連結経常利益９，８００億円、連結当期純利益５，４００億円を予想しております。

また、当社単体の業績の見通しは、営業収益１，０５０億円、営業利益１，０００億円、経常利益９００億円、当期純利益８５０億円を予想しております。

＊「LEAD THE VALUE 計画」については、Ⅲ．経営方針 ３．中長期的な会社の経営戦略 に記載しております。

２．財政状態に関する分析

（１）業容

預金は、前連結会計年度末対比１兆３，２２０億円増加して７２兆１，５６２億円となり、譲渡性預金は、同１，１９４億円減少して２兆５，８９２億円となりました。

一方、貸出金は、海外で高格付け企業への貸出やプロジェクトファイナンス等を積極的に行ったことを主因に、前連結会計年度末対比１兆４，２２１億円増加し、５８兆６，８９３億円となりました。

総資産は、同６兆１，５２２億円減少し、１００兆８，５８３億円となりました。

（2）純資産

当連結会計年度末の純資産額は５兆３，３１２億円となりました。そのうち株主資本は、連結当期純利益の計上、公的資金返済に伴う自己株式の取得及び消却の実施等の結果、２兆７，４１６億円となりました。

（3）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前連結会計年度対比８兆９，６９０億円減少して△６兆７，６０７億円、有価証券の取得・売却や有形固定資産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同５兆４，３１９億円増加して４兆７，６９４億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同１兆９，２４４億円減少して△１兆２，４４９億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は前連結会計年度末対比３兆２，３２７億円減少して１兆９，２７０億円となりました。

（4）自己資本比率（第一基準）（速報値）

連結自己資本比率は、１１．２８％となりました。

3．利益配分に関する基本方針及び当期・次期の配当

当社は銀行持株会社としての公共性に鑑み、健全経営確保の観点から当社グループ全体の内部留保の充実に留意しつつ、企業価値の持続的な向上を通じて、安定的且つ継続的に利益配分の増加を図る方針であります。

上記方針に基づき当期の普通株式の期末配当金につきましては、次のとおりとする予定であります。なお、優先株式の期末配当金につきましては所定の配当金額とする予定であります。

普通株式	1株当たり	7,000円（前期比4,000円増配）
第1回～第12回第四種優先株式	1株当たり	135,000円
第1回第六種優先株式	1株当たり	88,500円

※中間配当は実施しておりません。

また、中期経営計画「LEAD THE VALUE 計画」の最終年度である平成21年度における連結当期純利益に対する配当性向を 20%超とすることを目指してまいります。計画期間中となります次期の普通株式の配当金につきましては、計画の進捗に合わせて株主の皆様への利益還元を強化していく観点から、次の通りとする予定であります。なお、優先株式につきましては所定の配当金額とする予定であります。

普通株式	1株当たり	10,000円（前期比3,000円増配）
	うち中間配当金	5,000円
第1回～第12回第四種優先株式	1株当たり	135,000円
	うち中間配当金	67,500円
第1回第六種優先株式	1株当たり	88,500円
	うち中間配当金	44,250円

Ⅱ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１８１社、持分法適用会社は６２社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞

□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□ＳＭＢＣ信用保証株式会社（信用保証業務）

＜海外＞

□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞

□三井住友銀リース株式会社
□三井住友銀オートリース株式会社

＜海外＞

□SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞

□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□ＳＭＢＣコンサルティング株式会社（経営相談業務、会員事業）
□ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□ＳＭＢＣフレンド証券株式会社（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社日本総研ソリューションズ（システム開発・情報処理業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）
□ＳＭＦＧ企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）

○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○アットローン株式会社（個人向けローン業務）
○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
○エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞

□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）
□Sumitomo Mitsui Finance Australia Limited（投融資業務）

なお、期中における連結範囲の変更を伴う特定子会社の異動（新規2社）の詳細は、以下のとおりであります。

名称	住所	資本金の額	主要な事業の内容	議決権の所有割合
SMFG Preferred Capital USD 1 Limited	英領グランドケイマン島ジョージタウン市	1,650,350千米ドル	その他事業 （金融業）	100%
SMBC Preferred Capital USD 1 Limited	英領グランドケイマン島ジョージタウン市	1,664,000千米ドル	その他事業 （金融業）	100% (100%)

（注）「議決権の所有割合」欄の（　）内は子会社による間接所有の割合（内書き）であります。

Ⅲ．経営方針

１．会社の経営の基本方針

当社は、経営理念として以下を定めております。
○ お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
○ 事業の発展を通じて、株主価値の永続的な増大を図る。
○ 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。
当社は、こうした経営理念の下、「最高の信頼を得られ世界に通じる金融グループ」を目指してまいります。

２．目標とする経営指標

当社は、中期経営計画「LEAD THE VALUE 計画」におきまして、以下4点の経営指標を、最終年度であります平成21年度における財務目標として掲げております。

○ 連結当期純利益	６，５００億円
○ 連結TierI比率	８％程度
○ 連結当期純利益RORA	１％程度
○ 経費率（三井住友銀行単体）	４０％台前半

加えて、株主の皆さまへの利益還元を強化するべく、平成21年度の連結当期純利益に対する配当性向を20%超とすることを目指してまいります。なお、本中期経営計画期間中の連結当期純利益ROEにつきましては、10～15%程度となる見込みです。

３．中長期的な会社の経営戦略

当社は、昨年10月に公的資金返済を完了し、経済金融情勢や競争環境といった当社を取り巻く経営環境が大きく変化したことを踏まえ、平成19年度から21年度までの3年間を計画期間とする新たな中期経営計画「LEAD THE VALUE 計画」をスタートいたしました。

本中期経営計画では、当社グループがお客さまに提供する付加価値である「先進性」「スピード」「提案・解決力」を極大化することによって、「最高の信頼を得られ世界に通じる金融グループ」を目指していくことを基本方針とし、経営目標として、
○ 成長事業領域におけるトップクオリティの実現
○ グローバルプレーヤーに相応しい財務体質の実現
○ 株主還元の充実
の3点を掲げております。

本中期経営計画におきましては、「成長事業領域の重点的強化」と「持続的成長に向けた企業基盤の整備」の2点を基軸として、戦略施策を展開してまいります。

（１）成長事業領域の重点的強化
今後大きく成長する事業領域にフォーカスし、その領域においてお客さまの期待を超える価値を提供することによってトップクオリティを実現、持続的成長を果たしてまいります。当社が特に注力する成長事業領域は以下の7つです。

① 個人向け金融コンサルティングビジネス
② 法人向けソリューションビジネス

③ グローバルマーケットにおける特定分野
④ 支払・決済・コンシューマーファイナンス
⑤ 投資銀行・信託業務
⑥ 自己勘定投資
⑦ アセット回転型ビジネス

（２）持続的成長に向けた企業基盤の整備

中長期的な経営目標や戦略施策を主軸とした業績目標・評価制度の導入、成長事業領域においてトップクオリティに挑戦するプロフェッショナル集団を育成するための体制整備、戦略展開に柔軟に対応できる IT 基盤・事務インフラ等の整備を進め、コンプライアンス態勢を強化し、ALM・リスク管理体制を高度化することによって、付加価値の極大化を目指してまいります。

当社グループは、中期経営計画の遂行に全役職員一丸となって全力で取り組み、持続的成長を通じて、企業価値の更なる向上を目指してまいります。

４．会社の対処すべき課題

当社は、平成 19 年度を、「中期経営計画の実現に向けた第一段階」と位置付け、グループ一体となって、「成長事業領域の重点的強化」並びに「持続的成長に向けた企業基盤の整備」の２点に取り組んでまいります。

（１）成長事業領域の重点的強化

第一に、当社グループは、中期経営計画における 7 つの成長事業領域を強化してまいります。

(個人向け金融コンサルティングビジネス、支払・決済・コンシューマーファイナンス)

個人のお客さまにつきましては、株式会社三井住友銀行における金融コンサルティングビジネスの更なる高度化に取り組んでまいります。本年１月に SMBC フレンド証券株式会社との協働により取扱いを開始した「SMBC ファンドラップ」等の、お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新たな商品・サービスの提供に努めますと共に、拠点網の拡充並びにコンサルタントの増員を進め、投資信託、保険、証券等の多様な金融サービスをワンストップでご提供する「トータルコンサルティング」を目指してまいります。また、当社グループは、クレジットカード、電子マネー等を活用した支払・決済サービスを拡充してまいります。具体的には、本年 3 月に取扱いを開始した、預金、インターネットバンキング、クレジットカードのパッケージ商品である「SMBC ファーストパック」や、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カード iD」等を更に推進してまいります。加えて、コンシューマーファイナンスにつきましても、株式会社三井住友銀行とプロミス株式会社との協働事業を、ローン契約機の増設等を通じて、引き続き推進してまいります。なお、本年 4 月、当社及び株式会社三井住友銀行、三井住友カード株式会社並びに株式会社クオークは、株式会社セントラルファイナンス及び三井物産株式会社との間で、コンシューマーファイナンスにかかる資本業務提携を行うことに合意いたしました。提携各社は、包括的な提携関係を通じて、「信販」「カード」「銀行」「商社」というカテゴリーで独自に培ってきた特色、ノウハウ・経験、ブランド、顧客基盤等を相互に活用することにより、お客さまのニーズに的確に応えた良質の商品・サービスを提供してまいります。

(法人向けソリューションビジネス、投資銀行・信託業務)

法人のお客さまにつきましては、株式会社三井住友銀行におけるソリューションビジネスの一層の拡充に取り組んでまいります。具体的には、本年 4 月に新設したプライベート・アドバイザリー本部を通じた事業承継、プライベートバンキング等、個人と法人のニーズが交差する事業領域の強化や、同じく新設の投資営業部を通じた成長企業育成ビジネスの強化に取り組んでまいります。また、シンジケート・ローン、ストラクチャード・ファイナンス等の多様な資金調達手法や、M&A を通じた事業拡大・再編等の、お客さまの経営課題の解決策を提供する投資銀行業務につきましても、コーポレート・アドバイザリー本部における取組みや、大和証券エスエムビーシー株式会社との協働を通じて、一段と強化してまいります。加えて、三井住友銀リース株式会社による多様なリース業務、株式会社日本総合研究所によるコアシステム受託や IT コンサルティング業務等、グループ一体となったソリューション提供についても更に進めてまいります。なお、三井住友銀リース株式会社並びに三井住友銀オートリース株式会社は、当社グループと住友商事グループによるリース事業及びオートリース事業の戦略的共同事業化として、本年 10 月、それぞれ住商リース株式会社、住商オートリース株式会社と合併する予定でありますが、銀行系リースと商社系リースのノウハウを結集・融合することによって、お客さまに付加価値の高い商品・サービスを提供してまいります。

(グローバルマーケットにおける特定分野)

グローバルマーケットにおきましては、法人のお客さまのグローバル化に対応した多様なサービスを提供いたしますと共に、資金調達・再編ニーズの増加が見込まれる業界や、経済発展が著しいアジア地域における取組み、及び、プロジェクト・ファイナンス、船舶ファイナンス等のプロダクツの競争優位性を、拠点網の更なる拡充や推進体制の整備を通じて、一段と強化してまいります。

(自己勘定投資、アセット回転型ビジネス)

加えて、メザニン、エクイティやファンド投資等の自己勘定投資の強化や、株式会社三井住友銀行が貸出等を通じて引き受けたリスクの加工力、及び投資家に対する販売力の向上を通じたアセット回転型ビジネスの強化にも取り組んでまいります。

（2）持続的成長に向けた企業基盤の整備

第二に、当社グループは、持続的成長を支えるべく企業基盤の整備を一段と進めてまいります。

具体的には、中長期的目標を主軸にした業績評価制度に基づく業務運営、様々な分野においてプロフェッショナルな人材を確保、育成するための体制整備、ＩＴ基盤や事務基盤の整備に加えまして、リスク管理体制やコンプライアンス体制のより一層の強化等に取り組んでまいります。特に、コンプライアンスにつきましては、金融商品取引法の施行やマネー・ローンダリング防止への対応等を含め、国内外を問わず、更に磐石な体制を構築するべく、今後も取組みを強化してまいります。

また、当社は、株主の皆さまへの利益還元を強化する観点から、平成 19 年度の普通株式 1 株当たりの配当を、前年度対比 3,000 円増配の 10,000 円とする予定ですが、今後も、株主還元の一層の充実を積極的に検討してまいります。

当社グループは、今年度、これらの取組みを通じて中期経営計画の達成への歩を進めますと共に、お客さま、株主・市場、社会からのご評価を更に高めてまいりたいと考えております。

Ⅳ．連結財務諸表

連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　　　１８１社

主要な会社名　　株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、株式会社日本総研ソリューションズ他４１社は新規設立等により、当連結会計年度から連結子会社としております。

住銀保証株式会社他３社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

また、エスエムエルシー・マホガニー有限会社他１８社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　　SBCS Co.,Ltd.

子会社エス・ビー・エル・ジュピター有限会社他１２３社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　３社

主要な会社名　　SBCS Co.,Ltd.

（２）持分法適用の関連会社　　　　５９社

主要な会社名　　プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

ＮＩＦＳＭＢＣ－Ｖ２００６Ｓ１投資事業有限責任組合他３社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。

また、SMFC Holdings (Cayman) Limited 他４社は清算等により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・ジュピター有限会社他１２３社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第１０条第１項ただし書第２号により、持分法非適用としております。

また、持分法非適用の関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3．連結子会社の事業年度等に関する事項

（1） 連結子会社の決算日は次のとおりであります。

６月末日	２社
７月末日	１社
９月末日	７社
１０月末日	２社
１１月末日	２社
１２月末日	７０社
１月末日	１社
２月末日	３社
３月末日	９３社

当連結会計年度より、在外連結子会社１社において、決算日を従来の１２月末日から３月末日に変更しているため、連結財務諸表上、同社の損益は平成１８年１月１日から平成１９年３月３１日までの１５ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

（2）６月末日、９月末日及び１１月末日を決算日とする連結子会社は３月末日現在、７月末日を決算日とする連結子会社は１月末日現在、１０月末日を決算日とする連結子会社については１月末日及び３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4．会計処理基準に関する事項

連結貸借対照表注記、連結損益計算書注記に記載しております。

5．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6．のれん及び負ののれんの償却に関する事項

ＳＭＢＣフレンド証券株式会社に係るのれんは２０年間の均等償却、三井住友銀リース株式会社に係るのれんは５年間の均等償却、その他については発生年度に全額償却しております。

7．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書注記に記載しております。

連結貸借対照表

平成19年 3月31日現在

(金額単位　百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	4,036,856	預金	72,156,224
コールローン及び買入手形	1,107,078	譲渡性預金	2,589,217
買現先勘定	76,551	コールマネー及び売渡手形	2,286,698
債券貸借取引支払保証金	2,276,894	売現先勘定	140,654
買入金銭債権	963,916	債券貸借取引受入担保金	1,516,342
特定取引資産	3,277,885	特定取引負債	1,942,973
金銭の信託	2,924	借用金	3,214,137
有価証券	20,537,500	外国為替	323,890
貸出金	58,689,322	短期社債	439,600
外国為替	881,436	社債	4,093,525
その他資産	3,349,949	信託勘定借	65,062
有形固定資産	817,567	その他負債	2,981,714
建物	226,593	賞与引当金	27,513
土地	476,059	退職給付引当金	34,424
建設仮勘定	703	役員退職慰労引当金	7,371
その他の有形固定資産	114,211	特別法上の引当金	1,137
無形固定資産	234,896	繰延税金負債	50,953
ソフトウェア	123,151	再評価に係る繰延税金負債	49,536
のれん	100,850	支払承諾	3,606,050
その他の無形固定資産	10,894	負債の部合計	95,527,029
リース資産	1,001,346	(純資産の部)	
繰延税金資産	887,224	資本金	1,420,877
支払承諾見返	3,606,050	資本剰余金	57,773
貸倒引当金	△ 889,093	利益剰余金	1,386,436
		自己株式	△ 123,454
		株主資本合計	2,741,632
		その他有価証券評価差額金	1,262,135
		繰延ヘッジ損益	△ 87,729
		土地再評価差額金	37,605
		為替換算調整勘定	△ 30,656
		評価・換算差額等合計	1,181,353
		新株予約権	14
		少数株主持分	1,408,279
		純資産の部合計	5,331,279
資産の部合計	100,858,309	負債及び純資産の部合計	100,858,309

連結貸借対照表注記

注1．記載金額は、百万円未満を切り捨てて表示しております。
2．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。
3．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部純資産直入法により処理しております。
4．金銭の信託において信託財産を構成している有価証券の評価は、上記2．及び3．と同じ方法により行っております。
5．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
6．当社及び連結子会社である三井住友銀行の有形固定資産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
建　物　7年～50年
動　産　2年～20年
その他の連結子会社の有形固定資産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
7．無形固定資産の減価償却は、定額法により償却しております。なお、自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として5年)に基づいて償却しております。
8．当社及び連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また､その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
9．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下､「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下､「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記23.の3カ月以上延滞債権又は下記24.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は490,123百万円であります。
10．賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
11．退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により損益処理

数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として９年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

12.　役員退職慰労引当金は、役員（執行役員を含む）に対する退職慰労金の支払いに備えるため、内規に基づく期末要支給額を計上しております。役員退職慰労金は、従来は支出時に費用処理しておりましたが、「租税特別措置法上の準備金及び特別法上の引当金又は準備金に関する監査上の取扱い」（日本公認会計士協会　監査第一委員会報告第42号　昭和57年９月21日）が一部改正され、「租税特別措置法上の準備金及び特別法上の引当金又は準備金並びに役員退職慰労引当金等に関する監査上の取扱い」（日本公認会計士協会　監査・保証実務委員会報告第42号）が平成19年４月13日付けで公表されたことを踏まえ、役員に対する退職慰労金の支給見積額を当該役員の在任期間にわたり費用配分することで期間損益の適正化を図るために、当連結会計年度より役員退職慰労引当金を計上しております。この結果、従来の方法によった場合に比べ、経常利益及び税金等調整前当期純利益はそれぞれ7,371百万円減少しております。なお、上記改正は平成19年４月13日に公表されたため、当中間連結会計期間は従来の方法によっております。従って、当中間連結会計期間は変更後の方法によった場合に比べ、経常利益及び税金等調整前中間純利益はそれぞれ6,241百万円多く計上されております。

13. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は41,522百万円（税効果額控除前）、繰延ヘッジ利益の総額は29,583百万円（同前）であります。

15. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

16. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っております。

17. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

18. 特別法上の引当金は、次のとおり計上しております。

　金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。

　証券取引責任準備金　1,118百万円　証券取引法第51条の規定に基づく準備金であります。

19. 有価証券には、非連結子会社及び関連会社の株式425,873百万円及び出資金4,216百万円を含んでおります。

20. 有形固定資産の減価償却累計額　555,288百万円

　リース資産の減価償却累計額　1,592,098百万円

21. 有形固定資産の圧縮記帳額　67,070百万円

22. 貸出金のうち、破綻先債権額は60,715百万円、延滞債権額は507,289百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

23. 貸出金のうち、３カ月以上延滞債権額は22,018百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

24. 貸出金のうち、貸出条件緩和債権額は477,362百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

25. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,067,386百万円であります。なお、22. から25. に掲げた債権額は、貸倒引当金控除前の金額であります。

26. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は915,318百万円であります。

27. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	104,328百万円
特定取引資産	202,292百万円
有価証券	3,043,253百万円
貸出金	934,423百万円
その他資産（延払資産等）	1,946百万円
担保資産に対応する債務	
預金	20,588百万円
コールマネー及び売渡手形	1,335,000百万円
売現先勘定	128,695百万円
債券貸借取引受入担保金	1,250,450百万円
特定取引負債	84,532百万円
借用金	1,112,257百万円
その他負債	23,207百万円
支払承諾	167,153百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,761百万円、特定取引資産500,158百万円、有価証券3,946,194百万円及び貸出金535,770百万円を差し入れております。

また、その他資産のうち保証金は94,129百万円、先物取引差入証拠金は3,140百万円であります。

28. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として純資産の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

29. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金559,500百万円が含まれております。

30. 社債には、劣後特約付社債2,183,810百万円が含まれております。

31. 「有価証券」中の社債のうち、有価証券の私募（証券取引法第2条第3項）による社債に対する保証債務の額は2,421,446百万円であります。

32. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計2,188百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保

に差し入れている有価証券は2,088,859百万円、当連結会計年度末に当該処分をせずに所有しているものは154,192百万円であります。

33. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、40,947,052百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが34,769,824百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

34. 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日)が会社法施行日以後終了する連結会計年度から適用されることになったこと等から、「銀行法施行規則」(昭和57年大蔵省令第10号)別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」(内閣府令第60号 平成18年4月28日)により改正され、平成18年4月1日以後開始する事業年度から適用されることになったことに伴い、当連結会計年度から以下のとおり表示を変更しております。

(1) 「資本の部」は「純資産の部」とし、株主資本、評価・換算差額等、新株予約権及び少数株主持分に区分のうえ表示しております。

なお、当連結会計年度末における従来の「資本の部」の合計に相当する金額は4,010,715百万円であります。

(2) 純額で繰延ヘッジ損失又は繰延ヘッジ利益として「その他資産」又は「その他負債」に含めて計上していたヘッジ手段に係る損益又は評価差額は、税効果額を控除のうえ評価・換算差額等の「繰延ヘッジ損益」として相殺表示しております。

(3) 負債の部の次に表示していた「少数株主持分」は、純資産の部に表示しております。

(4) 「動産不動産」は、「有形固定資産」、「無形固定資産」または「その他資産」に区分して表示しております。

①「動産不動産」中の土地建物動産は、「有形固定資産」中の「建物」、「土地」、「その他の有形固定資産」に区分表示し、建設仮払金は、「有形固定資産」中の「建設仮勘定」として表示しております。

②「動産不動産」中の保証金権利金のうち、権利金は「無形固定資産」中の「その他の無形固定資産」として表示し、保証金は「その他資産」に含めて表示しております。

③「その他資産」に含めて表示していたソフトウェアは、「無形固定資産」中の「ソフトウェア」として表示しております。

(5) 資産の部に独立掲記していた「連結調整勘定」は、「無形固定資産」中の「のれん」として表示しております。これに伴い、連結調整勘定償却は、従来、「その他経常費用」中「その他の経常費用」で処理しておりましたが、当連結会計年度からは無形固定資産償却として「経常費用」中「営業経費」に含めております。

35. 「投資事業組合に対する支配力基準及び影響力基準の適用に関する実務上の取扱い」(企業会計基準実務対応報告第20号 平成18年9月8日)が公表日以後終了する連結会計年度に係る連結財務諸表から適用されることになったことに伴い、当連結会計年度から同実務対応報告を適用しております。これによる連結貸借対照表等に与える影響は軽微であります。

36. 「ストック・オプション等に関する会計基準」(企業会計基準第8号 平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号 平成18年5月31日)を当連結会計年度から適用しております。これによる連結貸借対照表等に与える影響は軽微であります。

37. 従来、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っておりましたが、「金融商品に係る会計基準」(企業会計審議会 平成11年1月22日)が平成18年8月11日付けで一部改正され(「金融商品に関する会計基準」企業会計基準第10号)、改正会計基準の公表日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から改正会計基準を適用し、社債は償却原価法(定額法)に基づいて算定された価額をもって連結貸借対照表価額としております。これにより、従来の方法に比べ「その他資産」中の社債発行差金は2,308百万円、「社債」は2,308百万円、それぞれ減少しております。

なお、平成18年3月31日に終了する連結会計年度の連結貸借対照表に計上した社債発行差金は、「繰延資産の会計処理に関する当面の取扱い」(企業会計基準実務対応報告第19号 平成18年8月11日)の経過措置に基づき従前の会計処理を適用し、社債の償還期間にわたり均等償却を行うとともに未償却残高を社債から直接控除しております。

38. 「企業結合に係る会計基準」(「企業結合に係る会計基準の設定に関する意見書」(企業会計審議会 平成15年10月31日))、「事業分離等に関する会計基準」(企業会計基準第7号 平成17年12月27日)及び「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号 平成17年12月27日)が平成18年4月1日以後開始する連結会計年度から適用されることになったことに伴い、当連結会計年度から各会計基準及び同適用指針を適用しております。

連結損益計算書

自　平成18年 4月 1日
至　平成19年 3月31日

（金額単位　百万円）

科目	金額
経常収益	3,901,259
資金運用収益	1,979,069
貸出金利息	1,375,851
有価証券利息配当金	369,770
コールローン利息及び買入手形利息	28,208
買現先利息	7,098
債券貸借取引受入利息	4,857
預け金利息	96,763
その他の受入利息	96,517
信託報酬	3,508
役務取引等収益	705,998
特定取引収益	127,561
その他業務収益	1,003,632
リース料収入	426,154
割賦売上高	277,405
その他の業務収益	300,072
その他経常収益	81,489
経常費用	3,102,649
資金調達費用	810,476
預金利息	457,078
譲渡性預金利息	43,476
コールマネー利息及び売渡手形利息	18,807
売現先利息	18,354
債券貸借取引支払利息	60,856
コマーシャル・ペーパー利息	1
借用金利息	32,175
短期社債利息	1,503
社債利息	89,719
その他の支払利息	88,502
役務取引等費用	96,812
特定取引費用	1,936
その他業務費用	1,004,370
賃貸原価	376,098
割賦原価	258,606
その他の業務費用	369,666
営業経費	888,561
その他経常費用	300,491
貸倒引当金繰入額	23,663
その他の経常費用	276,827
経常利益	798,610
特別利益	46,527
固定資産処分益	4,730
償却債権取立益	1,236
証券取引責任準備金取崩額	3
その他の特別利益	40,556
特別損失	38,347
固定資産処分損	7,798
減損損失	30,548
税金等調整前当期純利益	806,790
法人税、住民税及び事業税	87,818
法人税等調整額	218,770
少数株主利益	58,850
当期純利益	441,351

連結損益計算書注記

注1. 記載金額は、百万円未満を切り捨てて表示しております。

2. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

3. リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

4. 「その他経常収益」には、株式等売却益62,793百万円を含んでおります。

5. 「その他の経常費用」には、貸出金償却81,415百万円、株式等償却16,562百万円、延滞債権等を売却したことによる損失39,302百万円及び持分法による投資損失104,170百万円を含んでおります。

6. 「その他の特別利益」は、退職給付信託返還益36,330百万円及び子会社の増資に伴う持分変動利益4,226百万円であります。

7. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	営業用店舗　2ヵ店	土地、建物等	25,799百万円
	遊休資産　32物件		1,782百万円
近畿圏	営業用店舗　19ヵ店	土地、建物等	839百万円
	遊休資産　22物件		443百万円
その他	遊休資産　18物件	土地、建物等	1,683百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

連結株主資本等変動計算書

当連結会計年度（自　平成18年 4月 1日　至　平成19年 3月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日残高(百万円)	1,420,877	1,229,225	992,064	△ 4,393	3,637,773
連結会計年度中の変動額					
株式交換による増加		221,365			221,365
剰余金の配当			△ 47,951		△ 47,951
当期純利益			441,351		441,351
自己株式の取得				△ 1,519,599	△ 1,519,599
自己株式の処分		3,459		4,260	7,720
自己株式の消却		△ 1,396,277		1,396,277	―
連結子会社の増加に伴う増加			396		396
連結子会社の減少に伴う増加			22		22
連結子会社の増加に伴う減少			△ 16		△ 16
連結子会社の減少に伴う減少			△ 5		△ 5
土地再評価差額金取崩			575		575
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計(百万円)	―	△ 1,171,452	394,372	△ 119,061	△ 896,141
平成19年３月31日残高(百万円)	1,420,877	57,773	1,386,436	△ 123,454	2,741,632

	評価・換算差額等					新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日残高(百万円)	819,927	―	38,173	△ 41,475	816,625	―	1,113,025	5,567,424
連結会計年度中の変動額								
株式交換による増加								221,365
剰余金の配当								△ 47,951
当期純利益								441,351
自己株式の取得								△ 1,519,599
自己株式の処分								7,720
自己株式の消却								―
連結子会社の増加に伴う増加								396
連結子会社の減少に伴う増加								22
連結子会社の増加に伴う減少								△ 16
連結子会社の減少に伴う減少								△ 5
土地再評価差額金取崩								575
株主資本以外の項目の連結会計年度中の変動額（純額）	442,207	△ 87,729	△ 568	10,818	364,728	14	295,254	659,996
連結会計年度中の変動額合計(百万円)	442,207	△ 87,729	△ 568	10,818	364,728	14	295,254	△ 236,144
平成19年３月31日残高(百万円)	1,262,135	△ 87,729	37,605	△ 30,656	1,181,353	14	1,408,279	5,331,279

＜連結株主資本等変動計算書注記＞

注1. 記載金額は、百万円未満を切り捨てて表示しております。

2. 発行済株式の種類及び総数並びに自己株式の種類及び株式数は、次のとおりであります。

(単位：株)

	前連結会計年度末株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末株式数	摘要
発行済株式					
普通株式	7,424,172.77	309,481	－	7,733,653.77	(注)1
第一種優先株式	35,000	－	35,000	－	(注)2
第二種優先株式	100,000	－	100,000	－	(注)3
第三種優先株式	695,000	－	695,000	－	(注)4
第1回第四種優先株式	4,175	－	－	4,175	
第2回第四種優先株式	4,175	－	－	4,175	
第3回第四種優先株式	4,175	－	－	4,175	
第4回第四種優先株式	4,175	－	－	4,175	
第5回第四種優先株式	4,175	－	－	4,175	
第6回第四種優先株式	4,175	－	－	4,175	
第7回第四種優先株式	4,175	－	－	4,175	
第8回第四種優先株式	4,175	－	－	4,175	
第9回第四種優先株式	4,175	－	－	4,175	
第10回第四種優先株式	4,175	－	－	4,175	
第11回第四種優先株式	4,175	－	－	4,175	
第12回第四種優先株式	4,175	－	－	4,175	
第1回第六種優先株式	70,001	－	－	70,001	
合計	8,374,273.77	309,481	830,000	7,853,754.77	
自己株式					
普通株式	6,307.15	170,936.41	8,612.61	168,630.95	(注)5
第一種優先株式	－	35,000	35,000	－	(注)2
第二種優先株式	－	100,000	100,000	－	(注)3
第三種優先株式	－	695,000	695,000	－	(注)4
合計	6,307.15	1,000,936.41	838,612.61	168,630.95	

(注)1. 普通株式の発行済株式総数の増加309,481株は、平成18年9月1日のSMBCフレンド証券株式会社の完全子会社化に係る株式交換による増加249,015株及び同年9月29日の第三種優先株式に係る取得請求権の行使による増加60,466株であります。

2. 第一種優先株式の自己株式の増加35,000株は、平成18年5月17日に、平成17年6月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。
また、第一種優先株式の発行済株式総数の減少35,000株及び自己株式の減少35,000株は、平成18年5月17日に、自己株式の消却を実施したことによるものであります。

3. 第二種優先株式の自己株式の増加100,000株は、平成18年5月17日及び同年9月6日に、平成17年6月29日及び平成18年6月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得によるものであります。
また、第二種優先株式の発行済株式総数の減少100,000株及び自己株式の減少100,000株は、平成18年5月17日及び同年9月6日に、自己株式の消却を実施したことによるものであります。

4. 第三種優先株式の自己株式の増加695,000株は、平成18年9月29日及び同年10月11日に、同年6月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得645,000株及び同年9月29日に第三種優先株式に係る取得請求権の行使に伴い実施した自己株式の取得50,000株によるものであります。
また、第三種優先株式の発行済株式総数の減少695,000株及び自己株式の減少695,000株は、平成18年9月29日及び同年10月11日に、自己株式の消却を実施したことによるものであります。

5. 普通株式の自己株式の増加170,936.41株は、平成18年10月17日に、同年6月29日の定時株主総会決議において設定した自己株式の取得枠の範囲内で実施した自己株式の取得60,466株及び端株の買取りによる増加1,265.41株並びにSMBCフレンド証券株式会社の完全子会社化に係る株式交換により連結子会社及び持分法適用関連会社が保有した三井住友フィナンシャルグループ株式109,205株であります。
また、普通株式の自己株式の減少8,612.61株は、端株の売渡し及びストック・オプションの権利行使による減少182.61株並びに連結子会社及び持分法適用関連会社が保有していた三井住友フィナンシャルグループ株式の売却による減少8,430株によるものであります。

3. 新株予約権に関する事項は、次のとおりであります。

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株） 前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	当連結会計年度末残高（百万円）	摘要
当社	ストック・オプションとしての新株予約権						－	
連結子会社							14	
合計							14	

4. 当社の配当については、次のとおりであります。

(1) 当連結会計年度中の配当金支払額

決議日	株式の種類	配当金の総額(百万円)	1株当たりの金額(円)	基準日	効力発生日
平成18年6月29日定時株主総会	普通株式	22,253	3,000	平成18年3月31日	平成18年6月29日
	第一種優先株式	367	10,500	平成18年3月31日	平成18年6月29日
	第二種優先株式	2,850	28,500	平成18年3月31日	平成18年6月29日
	第三種優先株式	9,521	13,700	平成18年3月31日	平成18年6月29日
	第1回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第2回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第3回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第4回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第5回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第6回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第7回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第8回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第9回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第10回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第11回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第12回第四種優先株式	563	135,000	平成18年3月31日	平成18年6月29日
	第1回第六種優先株式	6,195	88,500	平成18年3月31日	平成18年6月29日

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

決議予定日	株式の種類	配当金の総額(百万円)	配当の原資	1株当たりの金額(円)	基準日	効力発生日
平成19年6月28日定時株主総会	普通株式	53,660	利益剰余金	7,000	平成19年3月31日	平成19年6月28日
	第1回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第2回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第3回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第4回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第5回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第6回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第7回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第8回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第9回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第10回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第11回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第12回第四種優先株式	563	利益剰余金	135,000	平成19年3月31日	平成19年6月28日
	第1回第六種優先株式	6,195	利益剰余金	88,500	平成19年3月31日	平成19年6月28日

連結キャッシュ・フロー計算書

自　平成18年 4月 1日
至　平成19年 3月31日

（金額単位　百万円）

科　目	金　額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純利益	806,790
固定資産減価償却費	78,869
リース資産減価償却費	335,399
減損損失	30,548
のれん償却額	4,858
持分法による投資損益（△）	104,170
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	△ 5,072
貸倒引当金の増加額	△ 146,971
賞与引当金の増加額	2,128
退職給付引当金の増加額	△ 2,639
役員退職慰労引当金の増加額	7,371
資金運用収益	△ 1,979,069
資金調達費用	810,476
有価証券関係損益（△）	71,686
金銭の信託の運用損益（△）	△ 0
為替差損益（△）	△ 103,541
固定資産処分損益（△）	3,067
リース資産処分損益（△）	△ 1,364
特定取引資産の純増（△）減	767,067
特定取引負債の純増減（△）	△ 969,090
貸出金の純増（△）減	△ 1,376,693
預金の純増減（△）	1,307,266
譲渡性預金の純増減（△）	△ 136,304
借用金（劣後特約付借入金を除く）の純増減（△）	1,141,752
有利息預け金の純増（△）減	△ 157,092
コールローン等の純増（△）減	△ 612,297
債券貸借取引支払保証金の純増（△）減	△ 320,243
コールマネー等の純増減（△）	△ 5,994,528
コマーシャル・ペーパーの純増減（△）	△ 10,000
債券貸借取引受入担保金の純増減（△）	△ 1,230,782
外国為替（資産）の純増（△）減	66,917
外国為替（負債）の純増減（△）	△ 124,047
短期社債（負債）の純増減（△）	55,700
普通社債の発行・償還による純増減（△）	△ 198,091
信託勘定借の純増減（△）	△ 253,534
資金運用による収入	1,966,949
資金調達による支出	△ 774,678
その他	197,841
小　計	△ 6,637,179
法人税等の支払額	△ 123,561
営業活動によるキャッシュ・フロー	△ 6,760,740
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 35,085,809
有価証券の売却による収入	21,544,154
有価証券の償還による収入	18,886,454
有形固定資産の取得による支出	△ 193,614
有形固定資産の売却による収入	8,474
無形固定資産の取得による支出	△ 57,506
無形固定資産の売却による収入	6
リース資産の取得による支出	△ 383,526
リース資産の売却による収入	48,392
子会社株式の一部売却による収入	3,745
連結範囲の変更を伴う子会社株式の取得による支出	△ 1,317
投資活動によるキャッシュ・フロー	4,769,454
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	20,000
劣後特約付借入金の返済による支出	△ 83,000
劣後特約付社債・新株予約権付社債の発行による収入	196,951
劣後特約付社債・新株予約権付社債の償還による支出	△ 181,283
配当金支払額	△ 47,926
少数株主からの払込みによる収入	360,362
少数株主への配当金支払額	△ 46,724
自己株式の取得による支出	△ 1,474,644
自己株式の処分による収入	11,320
財務活動によるキャッシュ・フロー	△ 1,244,945
Ⅳ 現金及び現金同等物に係る換算差額	3,434
Ⅴ 現金及び現金同等物の増加額	△ 3,232,797
Ⅵ 現金及び現金同等物の期首残高	5,159,822
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	0
Ⅷ 現金及び現金同等物の期末残高	1,927,024

連結キャッシュ・フロー計算書注記

注1．記載金額は百万円未満を切り捨てて表示しております。
　2．連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
　3．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。
　平成19年 3月31日現在

現金預け金勘定	4,036,856百万円
有利息預け金	△2,109,831百万円
現金及び現金同等物	1,927,024百万円

　4．「銀行法施行規則」（昭和57年大蔵省令第10号）別紙様式が「無尽業法施行細則等の一部を改正する内閣府令」（内閣府令第60号平成18年４月28日）により改正され、平成18年４月１日以後開始する事業年度から適用されることになったことに伴い、当連結会計年度から以下のとおり表示を変更しております。
　(1) 「連結調整勘定償却額」は「のれん償却額」に含めて表示しております。
　(2) 「動産不動産等減価償却費」は、連結貸借対照表の「動産不動産」が「有形固定資産」、「無形固定資産」等に区分されたことに伴い、「固定資産減価償却費」として表示しております。「動産不動産処分損益（△）」は、「固定資産処分損益（△）」等として表示しております。
　　また、「動産不動産の取得による支出」は「有形固定資産の取得による支出」等として、「動産不動産の売却による収入」は「有形固定資産の売却による収入」等として表示しております。
　(3) 営業活動によるキャッシュ・フローの「その他」に含めて表示しておりましたソフトウェアの取得による支出並びに売却による収入は、連結貸借対照表の「その他資産」に含めて表示しておりましたソフトウェアが「無形固定資産」に含めて表示されたことに伴い、「無形固定資産の取得による支出」並びに「無形固定資産の売却による収入」に含めて表示しております。
　5．重要な非資金取引の内容
　当連結会計年度に、SMBCフレンド証券株式会社を完全子会社とする株式交換を行い、当社普通株式を交付したことから、資本剰余金が221,365百万円増加しております。

比較連結貸借対照表(主要内訳)

(金額単位　百万円)

科目＼年度別	当連結会計年度 (平成19年 3月31日現在) (A)	前連結会計年度 (平成18年 3月31日現在) (B)	比較 (A) － (B)
(資産の部)			
現金預け金	4,036,856	7,107,469	△ 3,070,613
コールローン及び買入手形	1,107,078	651,905	455,173
買現先勘定	76,551	117,474	△ 40,923
債券貸借取引支払保証金	2,276,894	1,956,650	320,244
買入金銭債権	963,916	633,760	330,156
特定取引資産	3,277,885	4,078,025	△ 800,140
金銭の信託	2,924	2,912	12
有価証券	20,537,500	25,505,861	△ 4,968,361
貸出金	58,689,322	57,267,203	1,422,119
外国為替	881,436	947,744	△ 66,308
その他資産	3,349,949	3,403,832	△ 53,883
動産不動産	－	806,369	△ 806,369
有形固定資産	817,567	－	817,567
無形固定資産	234,896	－	234,896
リース資産	1,001,346	999,915	1,431
繰延税金資産	887,224	1,051,609	△ 164,385
連結調整勘定	－	6,612	△ 6,612
支払承諾見返	3,606,050	3,508,695	97,355
貸倒引当金	△ 889,093	△ 1,035,468	146,375
資産の部合計	100,858,309	107,010,575	△ 6,152,266
(負債の部)			
預金	72,156,224	70,834,125	1,322,099
譲渡性預金	2,589,217	2,708,643	△ 119,426
コールマネー及び売渡手形	2,286,698	8,016,410	△ 5,729,712
売現先勘定	140,654	396,205	△ 255,551
債券貸借取引受入担保金	1,516,342	2,747,125	△ 1,230,783
コマーシャル・ペーパー	－	10,000	△ 10,000
特定取引負債	1,942,973	2,908,158	△ 965,185
借用金	3,214,137	2,133,707	1,080,430
外国為替	323,890	447,722	△ 123,832
短期社債	439,600	383,900	55,700
社債	4,093,525	4,241,417	△ 147,892
信託勘定借	65,062	318,597	△ 253,535
その他負債	2,981,714	2,625,594	356,120
賞与引当金	27,513	25,300	2,213
退職給付引当金	34,424	36,786	△ 2,362
役員退職慰労引当金	7,371	－	7,371
特別法上の引当金	1,137	1,141	△ 4
繰延税金負債	50,953	49,484	1,469
再評価に係る繰延税金負債	49,536	50,133	△ 597
支払承諾	3,606,050	3,508,695	97,355
負債の部合計	95,527,029	101,443,151	△ 5,916,122
少数株主持分	－	1,113,025	△ 1,113,025
資本の部合計	－	4,454,399	△ 4,454,399
負債、少数株主持分及び資本の部合計	－	107,010,575	△ 107,010,575
純資産の部合計	5,331,279	－	5,331,279
負債及び純資産の部合計	100,858,309	－	100,858,309

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結損益計算書(主要内訳)

(金額単位　百万円)

科目＼年度別	当連結会計年度 自 平成18年 4月 1日 至 平成19年 3月31日 (A)	前連結会計年度 自 平成17年 4月 1日 至 平成18年 3月31日 (B)	比較 (A) − (B)
経常収益	3,901,259	3,705,136	196,123
資金運用収益	1,979,069	1,662,600	316,469
(うち貸出金利息)	(1,375,851)	(1,214,142)	(161,709)
(うち有価証券利息配当金)	(369,770)	(317,352)	(52,418)
信託報酬	3,508	8,631	△ 5,123
役務取引等収益	705,998	703,928	2,070
特定取引収益	127,561	32,807	94,754
その他業務収益	1,003,632	1,144,147	△ 140,515
その他経常収益	81,489	153,021	△ 71,532
経常費用	3,102,649	2,741,582	361,067
資金調達費用	810,476	500,993	309,483
(うち預金利息)	(457,078)	(266,648)	(190,430)
役務取引等費用	96,812	84,336	12,476
特定取引費用	1,936	—	1,936
その他業務費用	1,004,370	876,635	127,735
営業経費	888,561	853,796	34,765
その他経常費用	300,491	425,819	△ 125,328
経常利益	798,610	963,554	△ 164,944
特別利益	46,527	97,952	△ 51,425
特別損失	38,347	18,144	20,203
税金等調整前当期純利益	806,790	1,043,362	△ 236,572
法人税、住民税及び事業税	87,818	69,818	18,000
法人税等調整額	218,770	226,901	△ 8,131
少数株主利益	58,850	59,800	△ 950
当期純利益	441,351	686,841	△ 245,490

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成18年 4月 1日 至 平成19年 3月31日 (A)	前連結会計年度 自 平成17年 4月 1日 至 平成18年 3月31日 (B)	比較 (A) − (B)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	806,790	1,043,362	△ 236,572
動産不動産等減価償却費	−	82,671	△ 82,671
固定資産減価償却費	78,869	−	78,869
リース資産減価償却費	335,399	336,871	△ 1,472
減損損失	30,548	12,303	18,245
連結調整勘定償却額	−	6,270	△ 6,270
のれん償却額	4,858	−	4,858
持分法による投資損益（△）	104,170	△ 31,887	136,057
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	△ 5,072	△ 63,257	58,185
貸倒引当金の増加額	△ 146,971	△ 241,530	94,559
賞与引当金の増加額	2,128	1,403	725
退職給付引当金の増加額	△ 2,639	1,993	△ 4,632
役員退職慰労引当金の増加額	7,371	−	7,371
日本国際博覧会出展引当金の増加額	−	△ 231	231
資金運用収益	△ 1,979,069	△ 1,662,600	△ 316,469
資金調達費用	810,476	500,993	309,483
有価証券関係損益（△）	71,686	△ 27,853	99,539
金銭の信託の運用損益（△）	△ 0	△ 13	13
為替差損益（△）	△ 103,541	△ 175,815	72,274
動産不動産処分損益（△）	−	△ 551	551
固定資産処分損益（△）	3,067	−	3,067
リース資産処分損益（△）	△ 1,364	△ 3,235	1,871
特定取引資産の純増（△）減	767,067	△ 225,005	992,072
特定取引負債の純増減（△）	△ 969,090	746,642	△ 1,715,732
貸出金の純増（△）減	△ 1,376,693	△ 2,311,499	934,806
預金の純増減（△）	1,307,266	2,210,634	△ 903,368
譲渡性預金の純増減（△）	△ 136,304	△ 8,026	△ 128,278
借用金（劣後特約付借入金を除く）の純増減（△）	1,141,752	90,612	1,051,140
有利息預け金の純増（△）減	△ 157,092	175,960	△ 333,052
コールローン等の純増（△）減	△ 612,297	342,387	△ 954,684
債券貸借取引支払保証金の純増（△）減	△ 320,243	△ 1,388,310	1,068,067
コールマネー等の純増減（△）	△ 5,994,528	3,027,037	△ 9,021,565
コマーシャル・ペーパーの純増減（△）	△ 10,000	△ 364,100	354,100
債券貸借取引受入担保金の純増減（△）	△ 1,230,782	△ 1,120,876	△ 109,906
外国為替（資産）の純増（△）減	66,917	△ 46,473	113,390
外国為替（負債）の純増減（△）	△ 124,047	△ 31,381	△ 92,666
短期社債（負債）の純増減（△）	55,700	382,900	△ 327,200
普通社債の発行・償還による純増減（△）	△ 198,091	△ 365,646	167,555
信託勘定借の純増減（△）	△ 253,534	268,140	△ 521,674
資金運用による収入	1,966,949	1,691,320	275,629
資金調達による支出	△ 774,678	△ 509,760	△ 264,918
その他	197,841	△ 104,996	302,837
小計	△ 6,637,179	2,238,450	△ 8,875,629
法人税等の支払額	△ 123,561	△ 30,096	△ 93,465
営業活動によるキャッシュ・フロー	△ 6,760,740	2,208,354	△ 8,969,094
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 35,085,809	△ 43,620,790	8,534,981
有価証券の売却による収入	21,544,154	33,089,259	△ 11,545,105
有価証券の償還による収入	18,886,454	10,164,213	8,722,241
金銭の信託の増加による支出	−	△ 2,851	2,851
金銭の信託の減少による収入	−	3,789	△ 3,789
動産不動産の取得による支出	−	△ 43,066	43,066
有形固定資産の取得による支出	△ 193,614	−	△ 193,614
動産不動産の売却による収入	−	17,733	△ 17,733
有形固定資産の売却による収入	8,474	−	8,474
無形固定資産の取得による支出	△ 57,506	−	△ 57,506
無形固定資産の売却による収入	6	−	6
リース資産の取得による支出	△ 383,526	△ 380,894	△ 2,632
リース資産の売却による収入	48,392	55,186	△ 6,794
子会社株式の一部売却による収入	3,745	54,937	△ 51,192
連結範囲の変更を伴う子会社株式の取得による支出	△ 1,317	−	△ 1,317
投資活動によるキャッシュ・フロー	4,769,454	△ 662,482	5,431,936
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	20,000	103,000	△ 83,000
劣後特約付借入金の返済による支出	△ 83,000	△ 215,884	132,884
劣後特約付社債・新株予約権付社債の発行による収入	196,951	431,458	△ 234,507
劣後特約付社債・新株予約権付社債の償還による支出	△ 181,283	△ 198,800	17,517
株式等の発行による収入	−	136,451	△ 136,451
配当金支払額	△ 47,926	△ 44,373	△ 3,553
少数株主からの払込みによる収入	360,362	59,640	300,722
少数株主への配当金支払額	△ 46,724	△ 42,366	△ 4,358
自己株式の取得による支出	△ 1,474,644	△ 2,209	△ 1,472,435
自己株式の処分による収入	11,320	452,549	△ 441,229
財務活動によるキャッシュ・フロー	△ 1,244,945	679,464	△ 1,924,409
Ⅳ 現金及び現金同等物に係る換算差額	3,434	3,840	△ 406
Ⅴ 現金及び現金同等物の増加額	△ 3,232,797	2,229,177	△ 5,461,974
Ⅵ 現金及び現金同等物の期首残高	5,159,822	2,930,645	2,229,177
Ⅶ 新規連結に伴う現金及び現金同等物の増加額	0	−	0
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	−	△ 0	0
Ⅸ 現金及び現金同等物の期末残高	1,927,024	5,159,822	△ 3,232,798

（注）記載金額は百万円未満を切り捨てて表示しております。

(有価証券関係)

当連結会計年度(平成19年 3月31日現在)

(注)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

(1) 売買目的有価証券

(金額単位 百万円)

	当連結会計年度(平成19年 3月31日現在)	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,149,952	438

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	当連結会計年度(平成19年 3月31日現在)				
	連結貸借対照表計上額	時 価	差 額		
				うち益	うち損
国 債	629,762	621,717	△8,045	20	8,065
地方債	97,102	95,307	△1,794	—	1,794
社 債	380,142	376,735	△3,406	—	3,406
その他	5,445	5,626	180	180	—
合 計	1,112,452	1,099,387	△13,065	200	13,266

(注) 1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	当連結会計年度(平成19年 3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株 式	1,953,767	3,926,414	1,972,647	1,987,337	14,689
債 券	8,481,507	8,324,140	△157,367	1,805	159,173
国 債	7,150,792	7,010,306	△140,485	1,182	141,668
地方債	482,555	474,001	△8,554	119	8,674
社 債	848,158	839,831	△8,327	503	8,830
その他	2,754,061	2,763,949	9,888	42,977	33,089
合 計	13,189,336	15,014,504	1,825,168	2,032,120	206,952

(注) 1. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は7,296百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	当連結会計年度 (自 平成18年 4月 1日 至 平成19年 3月31日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	21,543,637	87,911	141,143

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	当連結会計年度 (平成19年 3月31日現在)
満期保有目的の債券	
非上場外国証券	17
その他	5,422
その他有価証券	
非上場株式(店頭売買株式を除く。)	402,141
非上場債券	2,846,521
非上場外国証券	595,286
その他	476,942

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	当連結会計年度(平成19年 3月31日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券	3,564,060	4,284,559	2,346,081	2,082,953
国債	2,824,945	1,872,346	956,640	1,986,136
地方債	101,824	161,564	307,293	421
社債	637,290	2,250,648	1,082,146	96,396
その他	665,251	495,728	701,134	956,785
合計	4,229,311	4,780,288	3,047,215	3,039,739

(金銭の信託関係)

当連結会計年度（平成19年 3月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当連結会計年度（平成19年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	2,602	2,924	322	322	―

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

当連結会計年度（平成19年 3月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位 百万円）

	当連結会計年度（平成19年 3月31日現在）
評 価 差 額	1,825,564
その他有価証券	1,825,242
その他の金銭の信託	322
（△）繰延税金負債	567,845
その他有価証券評価差額金(持分相当額調整前)	1,257,719
（△）少数株主持分相当額	8,589
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	13,004
その他有価証券評価差額金	1,262,135

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(退職給付関係)

1．採用している退職給付制度の概要

国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時年金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。
また、一部の国内連結子会社は、確定拠出年金制度を設けております。
なお、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2．退職給付債務に関する事項

区　分		当連結会計年度 (平成19年 3月31日現在) 金額（百万円）
退職給付債務	(A)	△ 910,139
年金資産	(B)	1,186,060
未積立退職給付債務	(C)＝(A)＋(B)	275,921
未認識数理計算上の差異	(D)	△ 83,905
未認識過去勤務債務	(E)	△ 48,257
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	143,757
前払年金費用	(G)	178,182
退職給付引当金	(F)－(G)	△ 34,424

(注)　1．一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。
2．総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は、19,648百万円であり、上記年金資産には含めておりません。

3．退職給付費用に関する事項

区　分	当連結会計年度 （自　平成18年 4月 1日 至　平成19年 3月31日） 金額（百万円）
勤務費用	20,082
利息費用	22,325
期待運用収益	△ 30,184
数理計算上の差異の費用処理額	3,305
過去勤務債務の費用処理額	△ 11,175
その他(臨時に支払った割増退職金等)	3,254
退職給付費用	7,607
退職給付信託返還益	△ 36,330
計	△ 28,722

（注）簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4．退職給付債務等の計算の基礎に関する事項

区　分	当連結会計年度 （平成19年 3月31日現在）
(1) 割引率	1.4%～2.5%
(2) 期待運用収益率	0%～4.5%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として９年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5) 数理計算上の差異の処理年数	主として９年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）

(ストック・オプション等関係)

当連結会計年度(自　平成18年 4月 1日　　至　平成19年 3月31日)

1. ストック・オプションにかかる当連結会計年度における費用計上額及び科目名

営業経費　　　14百万円

2. ストック・オプションの内容、規模及びその変動状況

(1)当社

①ストック・オプションの内容

決議年月日	平成14年6月27日
付与対象者の区分及び人数(人)	当社及び三井住友銀行の役職員 677
ストック・オプションの数(株)(注)	普通株式 1,620
付与日	平成14年8月30日
権利確定条件	付されていない
対象勤務期間	定めがない
権利行使期間	平成16年6月28日から 平成24年6月27日まで

(注)　株式数に換算して記載しております。

②ストック・オプションの規模及びその変動状況

ストック・オプションの数　(注)

決議年月日	平成14年6月27日
権利確定前　(株)	
前連結会計年度末	−
付与	−
失効	−
権利確定	−
未確定残	−
権利確定後　(株)	
前連結会計年度末	1,215
権利確定	−
権利行使	99
失効	−
未行使残	1,116

(注)　株式数に換算して記載しております。

単価情報

決議年月日	平成14年6月27日
権利行使価格　(円)	669,775
行使時平均株価　(円)	1,188,686
付与日における公正な評価単価　(円)	−

(2)連結子会社である関西アーバン銀行

①ストック・オプションの内容

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
付与対象者の区分及び人数(人)	役職員 45	役職員 44	役職員 65	役職員 174
ストック・オプションの数(株)(注)	普通株式 238,000	普通株式 234,000	普通株式 306,000	普通株式 399,000
付与日	平成13年7月31日	平成14年7月31日	平成15年7月31日	平成16年7月30日
権利確定条件	付されていない	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない	定めがない
権利行使期間	平成15年6月29日から 平成23年6月28日まで	平成16年6月28日から 平成24年6月27日まで	平成17年6月28日から 平成25年6月27日まで	平成18年6月30日から 平成26年6月29日まで

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
付与対象者の区分及び人数(人)	役職員 183	取締役 9	取締役を兼務しない 執行役員　14 使用人　46
ストック・オプションの数(株)(注)	普通株式 464,000	普通株式 162,000	普通株式 115,000
付与日	平成17年7月29日	平成18年7月31日	平成18年7月31日
権利確定条件	付されていない	付されていない	付されていない
対象勤務期間	定めがない	定めがない	定めがない
権利行使期間	平成19年6月30日から 平成27年6月29日まで	平成20年6月30日から 平成28年6月29日まで	平成20年6月30日から 平成28年6月29日まで

(注)　株式数に換算して記載しております。

②ストック・オプションの規模及びその変動状況

ストック・オプションの数 (注)

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利確定前 (株)				
前連結会計年度末	－	－	－	399,000
付与	－	－	－	－
失効	－	－	－	－
権利確定	－	－	－	399,000
未確定残	－	－	－	－
権利確定後 (株)				
前連結会計年度末	220,000	204,000	282,000	－
権利確定	－	－	－	399,000
権利行使	46,000	30,000	26,000	36,000
失効	－	－	－	－
未行使残	174,000	174,000	256,000	363,000

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利確定前 (株)			
前連結会計年度末	464,000	－	－
付与	－	162,000	115,000
失効	－	－	－
権利確定	－	－	－
未確定残	464,000	162,000	115,000
権利確定後 (株)			
前連結会計年度末	－	－	－
権利確定	－	－	－
権利行使	－	－	－
失効	－	－	－
未行使残	－	－	－

(注) 株式数に換算して記載しております。

単価情報

決議年月日	平成13年6月28日	平成14年6月27日	平成15年6月27日	平成16年6月29日
権利行使価格 (円)	155	131	179	202
行使時平均株価 (円)	488	489	486	487
付与日における公正な評価単価 (円)	－	－	－	－

決議年月日	平成17年6月29日	平成18年6月29日	平成18年6月29日
権利行使価格 (円)	313	490	490
行使時平均株価 (円)	－	－	－
付与日における公正な評価単価 (円)	－	138	138

③ストック・オプションの公正な評価単価の見積方法

当連結会計年度において付与されたストック・オプションについての公正な評価単価の見積方法は以下のとおりであります。

(イ) 使用した評価技法 ブラック・ショールズ式

(ロ) 主な基礎数値及び見積方法

決議年月日		平成18年6月29日
株価変動性	(注)1	38.84%
予想残存期間	(注)2	5年
予想配当	(注)3	4円/株
無リスク利子率	(注)4	1.40%

(注)1. 5年間 (平成13年6月から平成18年6月まで) の株価実績に基づき算定しております。
2. 十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。
3. 平成18年3月期の配当実績によります。
4. 予想残存期間に対応する期間に対応する国債の利回りであります。

④ストック・オプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

(セグメント情報)

1．事業の種類別セグメント情報

当連結会計年度（自　平成18年 4月 1日　　至　平成19年 3月31日）　　　　　　　　(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,689,086	783,119	429,052	3,901,259	―	3,901,259
(2) セグメント間の内部経常収益	53,714	20,831	220,369	294,914	(294,914)	―
計	2,742,800	803,951	649,421	4,196,173	(294,914)	3,901,259
経常費用	1,993,893	759,103	609,781	3,362,779	(260,130)	3,102,649
経常利益	748,907	44,847	39,640	833,394	(34,784)	798,610
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	97,525,686	2,241,572	5,663,614	105,430,874	(4,572,564)	100,858,309
減価償却費	59,908	336,712	17,630	414,251	16	414,268
減損損失	4,661	―	25,887	30,548	―	30,548
資本的支出	216,612	390,455	27,565	634,633	13	634,647

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業･･････････銀行業
(2) リース業････････リース業
(3) その他事業･･････証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,012,414百万円であり、その主なものは当社の関係会社株式であります。

2．所在地別セグメント情報

当連結会計年度（自　平成18年 4月 1日　　至　平成19年 3月31日）　　　　　　　　(金額単位 百万円)

	日本	米州	欧州・中近東	アジア・オセアニア	計	消去又は全社	連結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,238,374	247,208	203,585	212,090	3,901,259	―	3,901,259
(2) セグメント間の内部経常収益	98,720	46,833	9,974	59,802	215,330	(215,330)	―
計	3,337,094	294,042	213,559	271,892	4,116,589	(215,330)	3,901,259
経常費用	2,686,461	222,992	177,377	202,955	3,289,786	(187,137)	3,102,649
経常利益	650,633	71,049	36,182	68,937	826,802	(28,192)	798,610
Ⅱ 資産	89,301,196	5,775,716	3,190,553	4,514,648	102,782,115	(1,923,805)	100,858,309

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州・中近東」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,012,414百万円であり、その主なものは当社の関係会社株式であります。

3．海外経常収益

(金額単位 百万円)

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度［自 平成18年 4月 1日 至 平成19年 3月31日］	662,884	3,901,259	% 17.0

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。

2. 海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

(企業結合等関係)

当連結会計年度(自 平成18年 4月 1日 至 平成19年 3月31日)
(共通支配下の取引等関係)
1．結合当事企業の名称及びその事業の内容、企業結合の法的形式、結合後企業の名称並びに取引の目的を含む取引の概要
(1) 結合当事企業の名称及びその事業の内容
SMBCフレンド証券株式会社(事業の内容：証券業)
(2) 企業結合の法的形式
株式交換
(3) 結合後企業の名称
株式会社三井住友フィナンシャルグループ
(4) 取引の目的を含む取引の概要
わが国の金融市場の正常化に伴い、個人の家計金融資産動向は「貯蓄」から「投資」へのトレンドを一段と明確化させており、今後も個人における資産運用ニーズはますます多様化していくことが見込まれております。また個人投資家の金融知識の一段の向上とアセットアロケーションを通じたポートフォリオマネジメントへの関心の高まりにより、新たな資産運用ビジネスが広まっていくものと考えております。これらを背景に、当社は、銀行と証券との間のシナジー極大化を追求する、従来型のビジネスモデルとは一線を画した真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券株式会社を完全子会社化することによりグループ連携を一段と強化しグループ全体の企業価値の向上に努めることといたしました。
2．実施した会計処理の概要
「企業結合に係る会計基準 三 企業結合に係る会計基準 4 共通支配下の取引等の会計処理 (2) 少数株主との取引」に規定する個別財務諸表上及び連結財務諸表上の会計処理を適用いたしました。
3．子会社株式の追加取得に関する事項
(1) 取得原価及びその内訳

当社普通株式	221,365百万円
取得に直接要した支出額	160百万円
取得原価	221,525百万円

(2) 株式種類別の交換比率及びその算定方法並びに交付株式数及びその評価額
① 株式の種類及び交換比率
普通株式 当社 1株：SMBCフレンド証券株式会社 0.0008株
② 交換比率の算定方法
当社はゴールドマン・サックス証券会社を、SMBCフレンド証券株式会社はメリルリンチ日本証券株式会社を株式交換比率算定に関するそれぞれの財務アドバイザーに任命し、その分析結果、その他の様々な要因を総合的に勘案した上で協議を行い決定いたしました。
③ 交付株式数及びその評価額
249,015株 221,525百万円
(3) 発生したのれんの金額、発生原因、償却方法及び償却期間
① のれんの金額
99,995百万円
② 発生原因
追加取得したSMBCフレンド証券株式会社の普通株式の取得原価と減少する少数株主持分の金額の差額をのれんとして処理しております。
③ 償却方法及び償却期間
20年間で均等償却

（１株当たり情報）

		当連結会計年度 （自　平成18年 4月 1日 至　平成19年 3月31日）
１株当たり純資産額	円	469,228.59
１株当たり当期純利益	円	57,085.83
潜在株式調整後１株当たり当期純利益	円	51,494.17

（注）１．「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号 平成14年９月25日）が平成18年１月31日付けで改正され、会社法施行日以後終了する連結会計年度から適用されることになったことに伴い、当連結会計年度から同適用指針を適用し、１株当たりの純資産額は「繰延ヘッジ損益」を含めて算出しております。これにより、従来の方法に比べ１株当たりの純資産額は11,596円71銭減少しております。

２．１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		当連結会計年度 （自　平成18年 4月 1日 至　平成19年 3月31日）
１株当たり当期純利益		
当期純利益	百万円	441,351
普通株主に帰属しない金額	百万円	12,958
（うち優先配当額）	百万円	12,958
普通株式に係る当期純利益	百万円	428,392
普通株式の期中平均株式数	千株	7,504
潜在株式調整後１株当たり当期純利益		
当期純利益調整額	百万円	6,748
（うち優先配当額）	百万円	6,763
（うち連結子会社及び持分法適用関連会社発行の新株予約権）	百万円	△14
普通株式増加数	千株	945
（うち優先株式）	千株	945
（うち新株予約権）	千株	0
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要		―

３．１株当たり純資産額の算定上の基礎は、次のとおりであります。

		当連結会計年度末 (平成19年 3月31日)
純資産の部の合計額	百万円	5,331,279
純資産の部の合計額から控除する金額	百万円	1,781,555
（うち優先株式)	百万円	360,303
（うち優先配当額)	百万円	12,958
（うち新株予約権)	百万円	14
（うち少数株主持分)	百万円	1,408,279
普通株式に係る期末の純資産額	百万円	3,549,724
１株当たり純資産額の算定に用いられた期末の普通株式の数	千株	7,565

(関連当事者との取引)

当連結会計年度（自 平成18年 4月 1日　至 平成19年 3月31日）

関連当事者との取引について記載すべき重要なものはありません。

(重要な後発事象)

当連結会計年度（自 平成18年 4月 1日　至 平成19年 3月31日）

該当ありません。

(その他の注記事項等)

リース取引、税効果会計、デリバティブ取引に関する注記事項については、従来からEDINETにおいて開示していること及び迅速な開示の観点等から、決算短信における開示を省略しております。

Ｖ．個別財務諸表

貸借対照表

(金額単位　百万円)

科目 ＼ 年度別	前事業年度 (平成18年 3月31日現在) 金額	構成比	当事業年度 (平成19年 3月31日現在) 金額	構成比
(資産の部)		%		%
流動資産				
現金及び預金	561,862		37,073	
前払費用	21		21	
繰延税金資産	43		265	
未収収益	17		23	
未収還付法人税等	17,371		71,377	
その他	55		603	
流動資産合計	579,372	13.9	109,364	2.8
固定資産				
有形固定資産				
建物	0		0	
器具及び備品	0		6	
有形固定資産合計	1	0.0	7	0.0
無形固定資産				
ソフトウェア	28		20	
無形固定資産合計	28	0.0	20	0.0
投資その他の資産				
投資有価証券	20		20	
関係会社株式	3,586,045		3,847,716	
繰延税金資産	562		2,315	
投資その他の資産合計	3,586,627	86.1	3,850,052	97.2
固定資産合計	3,586,657	86.1	3,850,079	97.2
繰延資産				
創立費	301		－	
繰延資産合計	301	0.0	－	－
資産合計	4,166,332	100.0	3,959,444	100.0
(負債の部)				
流動負債				
短期借入金	230,000		959,030	
未払金	117		108	
未払費用	465		48	
未払法人税等	36		964	
未払事業所税	4		4	
賞与引当金	70		83	
その他	211		1,132	
流動負債合計	230,905	5.5	961,372	24.3
固定負債				
役員退職慰労引当金	－		174	
固定負債合計	－	－	174	0.0
負債合計	230,905	5.5	961,546	24.3

（金額単位　百万円）

年度別 / 科目	前事業年度 (平成18年 3月31日現在) 金額	構成比	当事業年度 (平成19年 3月31日現在) 金額	構成比
（資本の部）				
資本金	1,420,877	34.1	−	−
資本剰余金				
資本準備金	1,420,989		−	
その他資本剰余金	684,406		−	
資本金及び資本準備金減少差益	499,503		−	
自己株式処分差益	184,902		−	
資本剰余金合計	2,105,396	50.6	−	−
利益剰余金				
任意積立金	30,420		−	
別途積立金	30,420		−	
当期未処分利益	383,126		−	
利益剰余金合計	413,546	9.9	−	−
自己株式	△ 4,393	△ 0.1	−	−
資本合計	3,935,426	94.5	−	−
負債資本合計	4,166,332	100.0	−	−
（純資産の部）				
株主資本				
資本金	−	−	1,420,877	35.9
資本剰余金				
資本準備金	−		642,355	
その他資本剰余金	−		288,113	
資本剰余金合計	−	−	930,469	23.5
利益剰余金				
その他利益剰余金				
別途積立金	−		30,420	
繰越利益剰余金	−		698,709	
利益剰余金合計	−	−	729,129	18.4
自己株式	−	−	△ 82,578	△ 2.1
株主資本合計	−	−	2,997,898	75.7
純資産合計	−	−	2,997,898	75.7
負債純資産合計	−	−	3,959,444	100.0

損益計算書

(金額単位　百万円)

科目 ＼ 年度別	前事業年度 (自 平成17年 4月 1日 至 平成18年 3月31日) 金額		百分比	当事業年度 (自 平成18年 4月 1日 至 平成19年 3月31日) 金額		百分比
営業収益			%			%
関係会社受取配当金	46,432			366,680		
関係会社受入手数料	9,038			9,798		
関係会社貸付金利息	11	55,482	100.0	—	376,479	100.0
営業費用						
販売費及び一般管理費	3,196	3,196	5.8	3,641	3,641	1.0
営業利益		52,285	94.2		372,838	99.0
営業外収益						
受取利息	71			213		
受入手数料	27			20		
その他	39	138	0.3	0	234	0.1
営業外費用						
支払利息	1,490			4,311		
創立費償却	301			301		
新株発行費	739			—		
支払手数料	1,519			3,978		
その他	108	4,159	7.5	3	8,594	2.3
経常利益		48,264	87.0		364,477	96.8
特別利益						
関係会社株式売却益	27,579	27,579	49.7	—	—	—
税引前当期純利益		75,844	136.7		364,477	96.8
法人税、住民税及び事業税	3			2,918		
法人税等調整額	2,431	2,435	4.4	△ 1,975	942	0.2
当期純利益		73,408	132.3		363,535	96.6
前期繰越利益		309,717			—	
当期未処分利益		383,126			—	

株主資本等変動計算書

当事業年度（自 平成18年 4月 1日　至 平成19年 3月31日）

	株主資本									純資産合計
	資本金	資本剰余金			利益剰余金			自己株式	株主資本合計	
		資本準備金	その他資本剰余金	資本剰余金合計	その他利益剰余金		利益剰余金合計			
					別途積立金	繰越利益剰余金				
平成18年3月31日残高（百万円）	1,420,877	1,420,989	684,406	2,105,396	30,420	383,126	413,546	△ 4,393	3,935,426	3,935,426
事業年度中の変動額										
資本準備金の取崩		△ 1,000,000	1,000,000	−					−	−
株式交換による増加		221,365		221,365					221,365	221,365
剰余金の配当						△ 47,951	△ 47,951		△ 47,951	△ 47,951
当期純利益						363,535	363,535		363,535	363,535
自己株式の取得								△ 1,474,644	△ 1,474,644	△ 1,474,644
自己株式の処分			△ 15	△ 15				182	167	167
自己株式の消却			△ 1,396,277	△ 1,396,277				1,396,277	−	−
事業年度中の変動額合計（百万円）	−	△ 778,634	△ 396,292	△ 1,174,927	−	315,583	315,583	△ 78,184	△ 937,527	△ 937,527
平成19年3月31日残高（百万円）	1,420,877	642,355	288,113	930,469	30,420	698,709	729,129	△ 82,578	2,997,898	2,997,898

END